As filed with the United States Securities and Exchange Commission on May 18, 2007

REGISTRATION NO. 333-139917

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No. 4

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AIRTRAN HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

NEVADA	4512	58-2189551
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

9955 AirTran Boulevard

Orlando, Florida 32827

(407) 318-5600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard P. Magurno

Senior Vice President, Secretary and General Counsel

AirTran Holdings, Inc.

9955 AirTran Boulevard

Orlando, Florida 32827

(407) 318-5600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Howard E. Turner

M. Timothy Elder

Smith Gambrell & Russell, LLP

Suite 3100, Promenade II

1230 Peachtree Street

Atlanta, Georgia 30309-3592

(404) 815-3500

Approximate date of commencement of proposed sale of the securities to the public:    Pursuant to Rule 162, the offer to exchange by AirTran Holdings, Inc. and its wholly owned subsidiary, Galena Acquisition Corp., commenced as of January 11, 2007, the date of the initial filing of the Schedule TO and the Form S-4. However, the offer to exchange cannot be completed until the effectiveness of this registration statement. Accordingly, any actual sale of securities pursuant to the offer will only occur after the effective date of this registration statement. Subject to satisfaction of the other conditions of the offer, such sales are expected to occur as soon as is practicable after such effectiveness.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

THE INFORMATION IN THIS PROSPECTUS MAY CHANGE. WE MAY NOT COMPLETE THE EXCHANGE OFFER AND ISSUE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Offer to Exchange

Each Outstanding Share of Common Stock

(Including the Associated Preferred Stock Purchase Rights)

of

MIDWEST AIR GROUP, INC.

for $15.00 consisting of

$9.00 in Cash and

0.5842 of a Share of AirTran Holdings, Inc. Common Stock

by

Galena Acquisition Corp.,

a wholly-owned subsidiary of

AIRTRAN HOLDINGS, INC.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, JUNE 8, 2007 UNLESS EXTENDED, REFERRED TO AS THE “EXPIRATION DATE.” SECURITIES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE, BUT NOT DURING ANY SUBSEQUENT OFFERING PERIOD.

Galena Acquisition Corp., which is referred to in this prospectus and offer to exchange as Galena, is a wholly-owned subsidiary of AirTran Holdings, Inc., which is referred to in this prospectus and offer to exchange as AirTran. AirTran, through Galena, is offering to exchange consideration consisting of $9.00 in cash, without interest, and 0.5842 of a share of AirTran common stock for each outstanding share of common stock of Midwest Air Group, Inc., which is referred to in this prospectus and offer to exchange as Midwest, together with, if still outstanding, the associated Series A Junior Participating Preferred Stock Purchase Rights of Midwest, which are referred to in this prospectus and offer to exchange as the Rights and, together with the shares of common stock of Midwest, are referred to in this prospectus and offer to exchange as the Midwest Shares. This offer to exchange is on the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal.

The purpose of the offer is for AirTran to acquire control of, and ultimately the entire interest in, Midwest. This exchange offer is the first step in AirTran’s plan to acquire all of the outstanding Midwest Shares. AirTran intends, promptly after completion of the offer, to seek to have Midwest consummate a second-step merger of Midwest with and into Galena or another wholly-owned subsidiary of AirTran. In the second-step merger, each remaining Midwest Share, other than Midwest Shares owned by Midwest or AirTran, or held by Midwest shareholders who properly exercise applicable dissenters’ rights under Wisconsin law, to the extent available, will be converted into the right to receive the same number of shares of AirTran common stock and the same amount of cash per Midwest Share as paid in the offer.

As of March 30, 2007, the offer had an aggregate initial value of $15.00 per Midwest Share, which represents a premium of 81% over the average closing price of a Midwest Share during the month prior to October 20, 2006, the date of AirTran’s initial proposal to enter into a business combination with Midwest. As of May 9, 2007 the offer had a value of $15.88.

AirTran’s obligation to exchange shares of AirTran common stock and cash for Midwest Shares is subject to certain conditions that are more fully described in the section captioned “The Offer—Conditions of the Offer.”

AirTran’s common stock trades on the New York Stock Exchange under the symbol “AAI.” Midwest’s common stock trades on the American Stock Exchange under the symbol “MEH.”

FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THE OFFER, PLEASE CAREFULLY READ THE SECTION CAPTIONED “ RISK FACTORS” BEGINNING ON PAGE 18.

AirTran has not authorized any person to provide any information or to make any representation in connection with the offer other than the information contained or incorporated by reference in this prospectus, and if any person provides any of this information or makes any representation of this kind, that information or representation must not be relied upon as having been authorized by AirTran.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus and offer to exchange. Any representation to the contrary is a criminal offense.

The dealer managers for the offer are:

Morgan Stanley	Credit Suisse

The date of this prospectus and offer to exchange is May 18, 2007.

Page
QUESTIONS AND ANSWERS ABOUT THE TRANSACTION	1

NOTE ON MIDWEST INFORMATION	11

SUMMARY	12

RISK FACTORS	18

Risk Factors Relating to the Offer	19
Risks Factors Relating to AirTran and the combined company.	22

COMPARATIVE MARKET PRICE DATA	37

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA	38

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AIRTRAN	40

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF MIDWEST	41

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA	43

THE COMPANIES	44

BACKGROUND AND REASONS FOR THE OFFER	49

Background of the Offer	49
Reasons for the Offer	84

THE OFFER	86

Overview	86
Timing of the Offer	88
Extension, Termination and Amendment	88
Exchange of Midwest Shares; Delivery of AirTran Common Stock and Cash	89
Cash Instead of Fractional Shares of AirTran Common Stock	90
Withdrawal Rights	90
Procedure for Tendering	90
Matters Concerning Validity and Eligibility	92
Announcement of Results of the Offer	93
Ownership of AirTran After the Offer	93
Material U.S. Federal Income Tax Consequences	93
Purpose of the Offer; Dissenters’ Rights	95
Plans for Midwest	97
Effect of the Offer on the Market for Shares of Midwest Common Stock; American Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations	97
Conditions of the Offer	98
Dividends and Distributions	101
Certain Legal Matters; Regulatory Approvals	101
Relationships With Midwest	107
Nominations to the Midwest Board of Directors; Proxy Contest	107
Source and Amount of Funds	108
Fees and Expenses	110
Accounting Treatment	111
Stock Exchange Listing	111

MARKET PRICE AND DIVIDEND MATTERS	112

i

ii

This prospectus incorporates important business and financial information about AirTran and Midwest from documents filed with the Securities and Exchange Commission, or “SEC,” that have not been included in or delivered with this prospectus. This information is available at the Internet website the SEC maintains at http://www.sec.gov, as well as from other sources. See the section captioned “Where You Can Find More Information.”

You also may request copies of these documents from AirTran, without charge, upon written or oral request to AirTran’s information agent at its address or telephone number set forth on the back cover of this prospectus and offer to exchange. In order to receive timely delivery of the documents, you must make your request no later than June 1, 2007 (five business days before the currently scheduled expiration date of the offer).

This offer does not constitute a solicitation of proxies for any meeting of shareholders of Midwest. AirTran has filed separate preliminary proxy materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.” Each shareholder is urged to read such preliminary proxy statement regarding the business to be conducted at the applicable meeting because it contains important information. Midwest shareholders can obtain a copy of such preliminary proxy statement, as well as other filings containing information about the parties (including information regarding the participants, which may include AirTran’s officers and directors, in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise), free at the SEC’s website at http://www.sec.gov. Each such proxy statement and these other documents may also be obtained for free from AirTran at http://www.airtran.com.

iii

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

The following are some of the questions that you as a holder of shares of Midwest Air Group, Inc., or “Midwest,” common stock may have regarding the offer and answers to those questions. The answers to these questions do not contain all information relevant to your decision whether to tender your shares of Midwest common stock and associated rights, and AirTran Holdings, Inc., or “AirTran,” and Galena Acquisition Corp. or “Galena,” a wholly owned subsidiary of AirTran, urge you to carefully read the remainder of this prospectus and offer to exchange and the letter of transmittal.

What is AirTran’s proposed transaction?

Pursuant to the filing with the SEC of the registration statement on Form S-4, of which this prospectus and offer to exchange is a part, AirTran, through Galena, is offering to acquire all of the outstanding shares of Midwest common stock and associated preferred stock purchase rights, collectively referred to in this prospectus as the “Midwest Shares” in exchange for shares of AirTran common stock and cash. As of the date of this prospectus, Galena owned beneficially and of record 100 Midwest Shares and another subsidiary of AirTran, AirTran New York LLC, owned beneficially and of record 100 Midwest Shares.

Galena is a newly formed Delaware corporation and a wholly-owned subsidiary of AirTran. Galena has been organized in connection with this offer and has not carried on any activities other than in connection with this offer. According to the Midwest quarterly report on Form 10-Q for the year ended March 31, 2007, there were 24,849,497 shares of Midwest common stock issued and outstanding as of March 31, 2007 and 24,468,046 shares issued and outstanding as of April 16, 2007. The offer is the first step in AirTran’s plan to acquire all of the outstanding Midwest Shares. AirTran intends, promptly after completion of the offer, to seek to have Midwest consummate a second-step merger with and into Galena or another wholly-owned subsidiary of AirTran. Pursuant to the terms of the second-step merger, each remaining Midwest Share, other than Midwest Shares owned by Midwest, AirTran or held by Midwest shareholders who properly exercise applicable dissenters’ rights under Wisconsin law, to the extent available, would be converted into the right to receive the same portion of a share of AirTran common stock and the same amount in cash per Midwest Share as are paid in the offer. Shareholders whose Midwest Shares are not purchased in the offer will have dissenters’ rights only in the circumstances described later in this prospectus and offer to exchange. See the section captioned “The Offer—Purpose of the Offer; Dissenters’ Rights.”

What will I receive in exchange for my Midwest Shares?

In exchange for each Midwest Share you validly tender and do not properly withdraw before the expiration date, you will receive consideration consisting of $9.00 in cash and 0.5842 of a share of AirTran common stock. In addition, instead of receiving any fractional shares of AirTran common stock to which you may be entitled, you will receive an amount in cash, without interest, equal to your respective proportionate interest in the proceeds from the sale by the exchange agent for the offer of the aggregate fractional shares of AirTran common stock issued pursuant to the offer.

What is the per share value of the offer and the premium over the pre-offer price of a Midwest Share?

Based on the closing price of AirTran common stock on March 30, 2007, AirTran’s offer had an aggregate value of $15.00 per Midwest Share, which represents:

•

a premium of 81 percent over the average closing price of a Midwest Share during the month prior to October 20, 2006, the date of AirTran’s initial proposal to acquire all of Midwest’s common stock at a price of $11.25, and

•	an approximate premium of 65 percent over the closing price of the Midwest Shares on December 12, 2006, the day before AirTran publicly disclosed its October 20, 2006 proposal.

As of May 9, 2007, based on such day’s closing price, AirTrans’s offer has an aggregate value of $15.88 per Midwest Share.

Can AirTran and Galena increase the consideration being offered in the offer for the Midwest Shares?

AirTran, in its sole discretion, may choose to amend the offer to change the number of shares of AirTran common stock and/or amount of cash or proportion thereof to be exchanged by Galena for each Midwest Share. However, AirTran is under no obligation to increase the amount of consideration it is offering for Midwest Shares. In the event that AirTran were to choose to increase the consideration, AirTran and Galena would extend the offer, if and as required by applicable U.S. securities laws.

What are the conditions of the offer?

AirTran’s and Galena’s obligation to exchange shares of AirTran common stock and cash for Midwest Shares pursuant to the offer is subject to several conditions referred to below under the section captioned “The Offer—Conditions of the Offer,” including the following:

•

the “minimum tender condition”—there shall have been validly tendered and not properly withdrawn prior to the expiration of the offer, that number of Midwest Shares representing, together with the shares owned by AirTran, Galena and AirTran’s other affiliates, at least a majority of the total voting power of all of the outstanding securities of Midwest entitled to vote generally in the election of directors or in a merger, calculated on a fully diluted basis, including, without limitation, all shares of Midwest common stock issuable upon the exercise of any options, warrants or other rights and upon the conversion of any Midwest securities, but excluding the Rights issued pursuant to the Midwest rights agreement, in each case, immediately prior to the expiration date;

•

the “rights redemption condition”—AirTran must be satisfied, in its reasonable discretion, that the board of directors of Midwest has redeemed the Series A Junior Participating Preferred Stock Purchase Rights issued pursuant to the rights agreement dated February 15, 2006 between Midwest Air Group, Inc. and American Stock Transfer & Trust Company, referred to in this prospectus and offer to exchange as the “Rights Agreement,” or that such rights have been invalidated or are otherwise inapplicable to the offer and the second-step merger and that none of the Series A Junior Participating Preferred Stock is outstanding;

•

the “impairment condition”—Midwest shall not have entered into or effectuated any agreement or transaction with any person or entity contemplating a fleet expansion or a merger or acquisition with respect to Midwest or any of its subsidiaries otherwise having the effect of impairing AirTran’s ability to acquire Midwest or that would materially adversely affect the expected economic value to AirTran of the acquisition of Midwest;

•

the “regulatory condition”—any waiting periods under applicable antitrust laws shall have expired or terminated (which condition was satisfied on February 11, 2007 when the HSR waiting period expired);

•

the “NYSE condition”—the shares of AirTran common stock to be issued to Midwest shareholders in the offer shall have been authorized for listing on the New York Stock Exchange, or NYSE, without any requirement for AirTran under applicable NYSE rules to obtain shareholder approval, subject to official notice of issuance;

•

the “control share condition”—AirTran must be satisfied, in its reasonable discretion, that the control share provisions contained in Section 180.1150(2) of the Wisconsin Business Corporation Law, referred to in this prospectus and offer to exchange as the “Wisconsin Control Share Statute,” do not apply to the Midwest Shares to be acquired pursuant to the offer or are invalid or the shareholders of Midwest must have approved full voting rights for all of the Midwest Shares to be acquired by AirTran and/or Galena pursuant to the offer under the Wisconsin Control Share Statute unless such approval would be mathematically assured based on the number of Midwest Shares validly tendered and not properly withdrawn immediately prior to the expiration of the offer;

•

the “business combination and fair price condition”—AirTran must be satisfied, in its reasonable discretion, that, after consummation of the offer, the provisions contained in Sections 180.1130 through 180.1133 of the Wisconsin Business Corporation Law, referred to in this prospectus and offer to exchange as the “Wisconsin Fair Price Statute,” and Sections 180.1140 through 180.1144 of the Wisconsin Business Corporation Law, referred to in this prospectus and offer to exchange as the “Wisconsin Business Combination Statute,” will not be applicable to the offer or the second-step merger, and that the supermajority and fair price provisions of article eight of Midwest’s articles of incorporation shall have been rendered inapplicable to the offer, the second-step merger and the acquisition of Midwest Shares pursuant to the offer and any second-step merger; and

•

the “registration statement condition”—the registration statement of which this prospectus is a part shall have become effective under the Securities Act of 1933, as amended, referred to in this prospectus as the “Securities Act,” no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC, and AirTran shall have received all necessary state securities law or “blue sky” authorizations.

Prior to commencing the offer, AirTran attempted to negotiate a business combination with Midwest and may continue to do so, subject to applicable law. AirTran reserves the right to amend the offer (including amending the number of Midwest Shares to be purchased, the offer price and the consideration to be offered in the merger) upon entering into a merger agreement with Midwest, or to negotiate a merger agreement with Midwest not involving an exchange offer pursuant to which AirTran would terminate the offer, and the Midwest Shares would, upon consummation of such merger, be converted into the right to receive the consideration negotiated by AirTran and Midwest.

The satisfaction or existence of any of the conditions to the offer, including those set forth above, will be determined by AirTran in its reasonable discretion. Any and all conditions to the offer, including those set forth above, may be waived, to the extent legally permissible, by AirTran in its sole discretion. In general, such determinations will be made prior to the expiration of the offer. See the section captioned “The Offer—Extension, Termination and Amendment.”

Will I be taxed on the AirTran common stock and cash I receive?

In the opinion of Smith, Gambrell & Russell, LLP, AirTran’s counsel, the offer and the second-step merger should be treated as a single integrated transaction that qualifies as a reorganization under Section 368(a) of the Internal Revenue Code, referred to in this prospectus and offer to exchange as the Code. This opinion is given in reliance on customary representations and assumptions as to certain factual matters. See the section captioned “The Offer—Material U.S. Federal Income Tax Consequences.”

In the opinion of Smith, Gambrell & Russell, LLP, the tax consequences to a Midwest shareholder who exchanges his/her Midwest Shares for shares of AirTran common stock and cash in the offer and/or the second-step merger in a transaction constituting a reorganization within the meaning of Section 368(a) of the Code will generally be as follows: the shareholder will recognize gain, but not loss in the exchange that is equal to the lesser of (a) the amount of cash received in the transaction or (b) the amount of gain realized in the transaction. The amount of gain that is realized in the exchange will equal the excess of (i) the sum of the cash plus the fair market value of the AirTran common stock received in the exchange over (ii) the tax basis of the shares of Midwest common stock surrendered in the transaction. All payments will be net of any applicable withholding taxes.

For a more detailed discussion of material U.S. federal tax consequences of the offer, see the section captioned “The Offer—Material U.S. Federal Income Tax Consequences.”

BECAUSE TAX MATTERS ARE COMPLICATED, AIRTRAN AND GALENA RECOMMEND THAT YOU CONTACT YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER.

Does AirTran have the financial resources to complete the transactions contemplated by the offer and the second-step merger?

AirTran estimates that the total amount of cash required to complete the transactions contemplated by the offer and the second-step merger, including:

•

payment of the cash portion of the purchase price required to acquire all of the outstanding Midwest Shares pursuant to the offer and the second-step merger, other than payment for any exercise of Midwest stock options prior to the closing of the offer and the second-step merger; and

•	payment of any fees, expenses and other related amounts incurred in connection with the items above;

is expected to be approximately $242.6 million.

AirTran has obtained commitments from affiliates of Morgan Stanley & Co. Incorporated, which is a dealer manager for this offer and is referred to in this prospectus and offer to exchange as Morgan Stanley, and Credit Suisse Securities (USA) LLC, which is a dealer manager for this offer and is referred to in this prospectus and offer to exchange as Credit Suisse, to provide, subject to certain conditions, senior secured financing of up to $225 million under a proposed new credit facility. AirTran expects to have sufficient funds to complete the transactions contemplated by the offer and the second-step merger and to pay fees, expenses and other related amounts through borrowings under AirTran’s proposed credit facility and available cash. The offer is contingent on AirTran and Galena having received proceeds from the commitments described above that are, along with available cash on hand, sufficient to complete the transactions contemplated by the offer and the second-step merger and to pay fees, expenses and other related amounts. For additional details on the proposed financing, see the section captioned “The Offer—Source and Amount of Funds.”

Is AirTran’s financial condition relevant to my decision to tender in the offer?

Yes. AirTran’s financial condition is relevant to your decision to tender your shares because Midwest Shares accepted in the offer will be exchanged for cash and for shares of AirTran common stock. You should therefore consider AirTran’s financial condition before you decide to become one of AirTran’s shareholders through the offer. You also should consider the likely effect that AirTran’s acquisition of Midwest will have on AirTran’s financial condition. In addition, AirTran’s financial condition is relevant because the offer is contingent upon AirTran having received proceeds under the financing commitments described above that are sufficient, along with cash available to AirTran, to complete the transactions contemplated by the offer and the second-step merger and to pay fees, expenses and other related amounts. The availability of financing pursuant to these commitments is subject to customary conditions, including, among others, no material change in AirTran’s financial condition. Given AirTran’s access to financing contemplated by the commitments described above from the affiliates of Morgan Stanley and Credit Suisse, which are referred to in this prospectus and offer to exchange as the Credit Arrangers, AirTran is not seeking any alternative financing sources for transactions contemplated by the offer and the second-step merger.

What are the Midwest Stock Purchase Rights?

The Midwest preferred stock purchase rights, referred to in this prospectus and offer to exchange as the Rights, were created pursuant to the implementation of Midwest’s Rights Agreement, or “poison pill,” in 2006, but currently are not represented by separate certificates. Instead, they are represented by the certificates for your shares of Midwest common stock, and as such, as of the date of this offer, the Rights do not trade separately from your shares of Midwest common stock. Presently, each such stock certificate represents not only shares of common stock, but also the corresponding right to purchase, at an initial stated price of $21.00, one one-hundredth (1/100) of a share of Series A Junior Participating Preferred Stock or in lieu thereof, in certain circumstances, shares of Midwest common stock. All references in this document to the Rights also include any related rights under the Rights Agreement to purchase or acquire common stock rather than the Series A Junior Participating Preferred Stock. If, after the rights become exercisable, Midwest were to be acquired through a merger or other business combination transaction or 50% or more of Midwest’s assets or earning power were sold, each Right would permit the holder to purchase, for the exercise price, common stock of the acquiring company having a market value of twice the exercise price. In addition, if any person acquires 15% or more of Midwest’s outstanding common stock, each Right not owned by such person would permit the purchase, for the exercise price of $21.00, of common stock of Midwest’s having a market value of twice the exercise price.

The Rights expire on February 15, 2016, unless earlier redeemed by Midwest in accordance with the terms of the Rights Agreement. The purchase price payable and the shares of Series A Junior Participating Preferred Stock issuable upon exercise of the Rights is subject to adjustment from time to time as specified in the Rights Agreement. In addition, the Midwest board of directors retains the authority to redeem (at $0.01 per Right) and replace the rights with new Rights at any time, provided that generally no such redemption can occur after a person or group acquires 15% or more of Midwest’s outstanding common stock. The tender of shares does not constitute an acquisition unless and until tendered shares are accepted for purchase.

Shares of Series A Junior Participating Preferred Stock, when and if issued upon exercise of the Rights, will be non-redeemable and will rank junior to all series of any other class of Midwest’s preferred stock. Each share of Series A Junior Participating Preferred Stock will be entitled to a cumulative preferential quarterly dividend payment equal to the greater of $1.00 per share or 100 times the dividend declared per share of Midwest’s common stock. In the event of liquidation, the holders of shares of Series A Junior Participating Preferred Stock would be entitled to a preferential liquidation payment equal to the greater of $100.00 per share or 100 times the payment made per share of Midwest’s common stock. Finally, in the event of any merger, consolidation or other transaction in which Midwest common stock is exchanged, each share of Series A Junior Participating Preferred Stock would be entitled to receive 100 times the amount received per share of common stock.

A copy of the Rights Agreement which specifies the terms of the rights has been filed by Midwest with the SEC as an exhibit to a registration statement on Form 8-A with respect to the Rights. A copy of the Rights Agreement is also available free of charge from Midwest upon request. This summary is not complete and is qualified in its entirety by reference to the Rights Agreement.

Following the commencement of the offer, the Midwest board of directors elected to postpone the distribution of such Rights, otherwise the commencement of the offer would have resulted in the distribution of separate certificates for the Rights ten business days following the commencement of this offer with no further action from any party and the Rights would have become exercisable, except as otherwise specified by the Rights Agreement including, without limitation, due to the fact that a person commencing a tender offer has not become an Acquiring Person. Unless AirTran is satisfied, in its good faith discretion, that Midwest’s board of directors has redeemed the Rights or that the Rights have been invalidated or are otherwise inapplicable to the offer and the second-step merger, and that no shares of capital stock of Midwest are issuable under exercisable Rights or have otherwise been issued, there will be no exchange of cash and AirTran shares for Midwest Shares.

What percentage of AirTran’s common stock will former holders of Midwest Shares own after the offer?

AirTran estimates that if all Midwest Shares are exchanged pursuant to the offer and the second-step merger, former Midwest shareholders would own, in the aggregate, approximately 15.2% of the total outstanding shares of AirTran common stock. For a detailed discussion of the assumptions on which this estimate is based, see the section captioned “The Offer—Ownership of AirTran After the Offer.”

How long do I have to decide whether to tender in the offer?

Unless AirTran extends the period of time during which the offer is open, you have until 12:00 Midnight, New York City time, on Friday, June 8, 2007, to decide whether to tender your Midwest Shares in the offer. If you cannot deliver everything required to make a valid tender to The Bank of New York, the exchange agent for the offer, prior to such time, you may be able to use a guaranteed delivery procedure to tender your Midwest Shares in the offer, which is described in the section captioned “The Offer—Procedure for Tendering.” When AirTran makes reference to the “expiration date” or the “expiration of the offer” anywhere in this prospectus and offer to exchange, this is the time to which AirTran is referring, including, when applicable, any extension period that may apply.

Can the offer be extended and under what circumstances?

AirTran may, in its sole discretion, extend the offer at any time or from time to time. For instance, the offer may be extended if any of the conditions specified in the section captioned “The Offer—Conditions of the Offer” are not satisfied prior to the scheduled expiration date of the offer. AirTran may also elect to provide a “subsequent offering period” for the offer. A subsequent offering period is not an extension of the offer. Rather, a subsequent offering period would be an additional period of time, beginning after AirTran, through Galena, has accepted for exchange all shares tendered during the offer, during which shareholders who did not tender their shares in the offer may tender their shares and receive the same consideration provided in the offer. AirTran does not currently intend to include a subsequent offering period, although it reserves the right to do so.

How will I be notified if the offer is extended?

If AirTran decides to extend the offer, it will inform the exchange agent of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the business day after the day on which the offer was otherwise scheduled to expire.

How do I tender my Midwest Shares?

To tender Midwest Shares, you must deliver the certificates representing your Midwest Shares (and, if applicable, any separate Rights certificates), together with a completed letter of transmittal and any other required documents to the exchange agent not later than the time the offer expires. If your Midwest Shares are held in street name by your broker, dealer, commercial bank, trust company or other nominee, such nominee can tender your Midwest Shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the exchange agent for the offer prior to the expiration of the offer, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing items will be received by the exchange agent within three business days after the expiration of the offer. However, the exchange agent must receive the missing items within that three business day period. For a complete discussion on the procedures for tendering your Midwest Shares, see the section captioned “The Offer—Procedure for Tendering.”

Until what time can I withdraw tendered Midwest Shares?

You can withdraw tendered Midwest Shares at any time until the expiration of the offer, subject to Section 14(d)(5) of the Exchange Act. Once Galena accepts Midwest Shares for exchange pursuant to the offer, all tenders not previously withdrawn become irrevocable. If AirTran decides to provide a subsequent offering period, Galena will accept Midwest Shares tendered during that period immediately and thus you will not be able to withdraw Midwest Shares tendered during any subsequent offering period. For a complete discussion on the procedures for withdrawing your Midwest Shares, see the section captioned “The Offer—Withdrawal Rights.”

How do I withdraw tendered Midwest Shares?

To withdraw Midwest Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the exchange agent for the offer, during the period of time that you have the right to withdraw the Midwest Shares. For a complete discussion on the procedures for withdrawing your Midwest Shares, see the section captioned “The Offer—Withdrawal Rights.”

When and how will I be paid for my tendered Midwest Shares?

AirTran will exchange all validly tendered and not properly withdrawn Midwest Shares promptly after the expiration date of the offer, subject to the terms of the offer and the satisfaction or waiver of the conditions to the offer, as set forth in the section captioned “The Offer—Conditions of the Offer.” AirTran will pay for your validly tendered and not properly withdrawn Midwest Shares by depositing the purchase price, including AirTran shares, with the exchange agent, which will act as your agent for the purpose of receiving payments from AirTran and transmitting such payments to you. In all cases, payment for tendered Midwest Shares will be made only after timely receipt by the exchange agent of certificates for such Midwest Shares (or of a confirmation of a book-entry transfer of such Midwest Shares as described in the section captioned “The Offer—Procedure for Tendering”) and a properly completed and duly executed letter of transmittal and any other required documents for such Midwest Shares.

Has AirTran held discussions with Midwest?

AirTran has tried repeatedly to discuss with Midwest the potential acquisition of Midwest by AirTran or one of its affiliates, and AirTran is prepared to discuss with Midwest all aspects of its proposal to acquire Midwest. However, to date Midwest has declined to allow AirTran to conduct any due diligence with respect to non-public information of Midwest. See the section captioned “Background and Reasons for the Offer—Background of the Offer.”

What does the board of directors of Midwest think of the offer?

As of the date of the initial mailing of the prospectus and offer to exchange, Midwest’s board of directors had not commented on the offer. Within ten business days after the filing of the registration statement and Schedule TO, of which this prospectus and offer to exchange is a part, Midwest was required by Rule 14d-9 under the Exchange Act, to publish, send or give to you, and file with the SEC, a statement as to whether it recommends acceptance or rejection of the offer, that it expresses no opinion and remains neutral toward the offer, or that it was unable to take a position with respect to the offer. Midwest’s statement also was required to include the reasons for any position it takes. Midwest filed such initial statement with the SEC on January 25, 2007 and recommended that you reject the offer. On April 13, 2007 Midwest also recommended that you reject AirTran’s current offer. See the section captioned “The Offer—Overview,” and “Background and Reasons for the Offer—Background of the Offer.”

Will the tender offer be followed by a merger if all the Midwest Shares are not tendered?

If AirTran, through Galena, accepts for payment and pays for at least the number of Midwest Shares that, when added to the shares already owned by AirTran, Galena or any of AirTran’s other subsidiaries, constitutes a majority of the outstanding shares of Midwest common stock, on a fully diluted basis, AirTran intends to merge Midwest with and into Galena or another wholly-owned subsidiary of AirTran. If AirTran, through Galena, acquires at least 90 percent of the outstanding Midwest Shares, the merger will be carried out as a “short-form” merger under the Wisconsin Business Corporation Law which will not require any vote or approval by Midwest’s board of directors or remaining public shareholders. In either case, if the merger occurs, the surviving corporation will be a wholly-owned subsidiary of AirTran, and each issued and then outstanding Midwest share of common stock, other than any shares held in the treasury of Midwest, or owned by AirTran, Galena or any of AirTran’s other subsidiaries or held by Midwest shareholders properly seeking appraisal of their Midwest Shares, shall be canceled and converted automatically into the right to receive 0.5842 of a share of AirTran common stock and $9.00, in cash (or any greater amount per share paid pursuant to the offer), without interest, subject to applicable withholding taxes. See the section captioned “The Offer—Plans for Midwest.”

If I decide not to tender, how will the offer affect my Midwest Shares?

If the offer is consummated and the second-step merger with Galena or another wholly-owned subsidiary of AirTran takes place, shareholders not tendering in the offer will receive in the second-step merger the same number of shares of AirTran common stock and amount of cash per share that they would have received had they tendered their Midwest Shares in the offer, subject to any applicable dissenters’ rights properly exercised under Wisconsin law. Therefore, if the second-step merger with a wholly-owned subsidiary of AirTran takes place and dissenters’ rights are not available or are not properly exercised by you, the key differences to you if you did not tender your Midwest Shares in the offer are that you (i) will be paid later and (ii) may receive shares of AirTran common stock with a current market price that is greater or less than the price of AirTran common stock on the date you would have received them if you had tendered in the offer. However, if the offer is consummated and the second-step merger with a wholly-owned subsidiary of AirTran does not take place, the number of Midwest shareholders and the number of shares of Midwest common stock that are still in the hands of the public may be so small that there will no longer be an active public trading market, or, possibly, any public trading market for the Midwest Shares, which may affect prices at which the Midwest Shares trade. Also, as described below, Midwest may cease making filings with the SEC or otherwise cease being subject to the SEC rules relating to publicly held companies. See the section captioned “The Offer—Effect of the Offer on the Market for Shares of Midwest Common Stock; American Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.”

Are dissenters’ rights available in either the offer or the second-step merger?

Dissenters’ rights are the rights of shareholders, in certain cases, to receive “fair value” for their shares, as determined by a judicial appraisal process. Dissenters’ rights are not available in the offer. If you do not tender your Midwest Shares, do not vote in favor of the second-step merger and do comply with applicable procedures under Wisconsin law, subject to the exception described below, you will be entitled to dissenters’ rights in connection with the second-step merger. Dissenters’ rights will not be available to shareholders in connection with the second-step merger if, on the applicable determination date for the second-step merger, Midwest common stock is registered on the American Stock Exchange or any other national securities exchange. See the section captioned “The Offer—Purpose of the Offer; Dissenters’ Rights.”

The value of shares of Midwest common stock determined in a dissent proceeding could be the same as, or more or less than, the value of the consideration per share offered pursuant to the offer or proposed to be paid in the second-step merger. See the section captioned “The Offer—Purpose of the Offer; Dissenters’ Rights.”

What is the market value of my Midwest Shares as of a recent date?

On January 8, 2007, three trading days before AirTran announced its intention to commence this offer, and on May 9, 2007, the most recent practicable date before the mailing of this prospectus as an exhibit to AirTran’s proxy statement with respect to its three nominees to the Midwest board, the closing price of a share of common stock of Midwest was $11.45 and $14.34, respectively. AirTran advises you to obtain a recent quotation for Midwest Shares before deciding whether to tender your Midwest Shares.

What will happen to my stock options?

If you have options issued by Midwest for shares of Midwest common stock, unless you are subject to Midwest’s 2005 Equity Incentive Plan, 2005 Non-Employee Director Stock Option Plan or its 2003 All Employee Stock Option Plan, each of which provides for accelerated vesting of certain stock options upon a change of control of Midwest, nothing will happen to the options in the offer. However, in the second-step merger, AirTran plans to cause Midwest to convert all outstanding options to purchase shares of Midwest common stock into options to receive the merger consideration upon payment of the exercise price or, to the extent permissible, options to purchase shares of AirTran common stock. In such latter case, the amount and exercise price of the converted options will be determined by the new Midwest board of directors after completion of the offer, taking into account the relative values of AirTran and Midwest.

Where can I find more information on AirTran and Midwest?

You can find more information about AirTran and Midwest from various sources described in the section captioned “Where You Can Find More Information.”

Who can I talk to if I have questions about the offer?

If you are a Midwest securityholder, you may call Innisfree M&A Incorporated, the information agent for the offer at (877) 456-3422 from the United States and Canada and (412) 232-3651 from outside the United States and Canada. Banks and brokers may call Innisfree collect at (212) 750-5833.

IMPORTANT

Any shareholder desiring to tender all or any portion of such shareholder’s Midwest Shares should either (i) complete and sign the accompanying letter of transmittal, or a manually signed facsimile thereof, in accordance with the instructions in the letter of transmittal and mail or deliver it together with the certificate(s) evidencing tendered Midwest Shares, and any other required documents, to the exchange agent or tender such Midwest Shares pursuant to the procedure for book-entry transfer set forth in section 3 of the letter of transmittal, or (ii) request such shareholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. Any shareholder whose Midwest Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Midwest Shares. The associated Rights are currently evidenced by the certificates representing the shares of Midwest common stock and, by tendering share certificates for Midwest common stock a shareholder will also tender the associated Rights. If the “Distribution Date” (as defined in section 3 of the Rights Agreement) occurs prior to the expiration of the offer, shareholders will be required to tender one associated Right for each share of Midwest common stock tendered in order to effect a valid tender of such Midwest Share.

A shareholder who desires to tender Midwest Shares and whose certificates evidencing such Midwest Shares (and, if applicable, certificates for the associated Rights) are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Midwest Shares by following the procedure for guaranteed delivery set forth in the section captioned “The Offer—Procedures for Tendering” and section 2 of the letter of transmittal.

Questions or requests for assistance may be directed to the information agent at its address and telephone numbers as set forth below and on the back cover of this prospectus and offer to exchange. Requests for additional copies of this prospectus and offer to exchange, the accompanying letter of transmittal and the notice of guaranteed delivery may be directed to the information agent, and copies will be furnished promptly at the expense of AirTran. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the offer.

THE OFFER TO PURCHASE AND THE ACCOMPANYING LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The information agent for the offer is:

501 Madison Avenue

20th Floor

New York, NY 10022

Midwest Securityholders Call Toll Free: (877) 456-3422 (from the U.S. and Canada)

or (412) 232-3651 (from outside the U.S. and Canada)

Banks and Brokers Call Collect: (212) 750-5833

The dealer managers for the offer are:

Morgan Stanley	Credit Suisse
1585 Broadway	11 Madison Avenue
New York, New York 10036	New York, New York 10010
Telephone: (212) 761-0626	Toll Free: (866) 354-4128

NOTE ON MIDWEST INFORMATION

In respect of information relating to Midwest’s business, operations and management presented in, or omitted from, this prospectus and offer to exchange, AirTran has relied upon publicly available information, primarily information publicly filed by Midwest with the SEC. Information publicly filed by Midwest may be examined and copies may be obtained at the places and in the manner set forth in the section captioned “Where You Can Find More Information.” Non-public information concerning Midwest was not available to AirTran for the purpose of preparing this prospectus and offer to exchange. Midwest has not cooperated with AirTran in, and has not been involved in, the preparation of this prospectus and offer to exchange and has not verified the information contained in this prospectus and offer to exchange relating to Midwest. Publicly available information concerning Midwest may contain errors. AirTran has no knowledge that would indicate that any statements contained herein, including statements incorporated by reference, regarding Midwest’s operations, financial condition or condition in general, based upon such publicly filed reports and documents are inaccurate, incomplete or untrue. However, AirTran was not involved in the preparation of such information and statements. As a result, AirTran has made adjustments and assumptions in preparing the pro forma financial information presented in this prospectus and offer to exchange, which have necessarily involved estimates with respect to Midwest’s financial information. Any financial or other information regarding Midwest that may be detrimental to AirTran following the acquisition of Midwest that has not been publicly disclosed by Midwest, or errors in estimates due to the lack of cooperation from Midwest, may have an adverse effect on the benefits AirTran expects to achieve through the consummation of the offer.

Pursuant to Rule 409 promulgated under the Securities Act, AirTran and Galena requested that Midwest provide the information required to furnish complete disclosure regarding the business, operations, financial condition and management of Midwest. In addition, pursuant to Rule 437 promulgated under the Securities Act, AirTran and Galena have requested that:

•

Midwest cooperate in obtaining the consent of its independent public accountants to being named herein and to the incorporation by reference of its audit report included in Midwest’s annual report on Form 10-K for the fiscal year ended December 31, 2006; and

•

Midwest’s independent public accountants provide AirTran and Galena with their consent required for AirTran and Galena to incorporate by reference into this prospectus and offer to exchange the audit report included in Midwest’s annual report on Form 10-K for the fiscal year ended December 31, 2006.

After reasonable efforts, AirTran has been unable to obtain the consent of Midwest’s registered public accounting firm, which is necessary for the filing of their audit report with respect to the financial statements of Midwest for the periods presented in the prospectus.

On February 1, 2007, under Section 7(a) of the Securities Act and Rule 437 promulgated thereunder, AirTran filed with the SEC a request for a waiver of the requirement to include the consent of Midwest’s registered public accounting firm in AirTran’s registration statement. AirTran renewed such request on April 19, 2007. On May 1, 2007, subject to specified conditions with which AirTran has or will comply, the SEC granted AirTran’s waiver request which will permit AirTran’s registration statement to be declared effective without the consent of Midwest’s registered public accounting firm, which consent would otherwise be required under Section 7(a) of the Securities Act. The absence of such consent may limit recovery by investors on certain claims, and limit the ability of investors to assert claims against Midwest’s registered public accounting firm, under Section 11 of the Securities Act, for any untrue statements of a material fact contained, or any omissions to state a material fact required to be stated, in those audited financial statements.

Likewise, the sections of the prospectus containing Midwest financial information or information derived therefrom may, nonetheless, remain expertised under Section 11(b)(3)(c) of the Securities Act so as to provide a “due diligence” defense to third parties involved in the offer to exchange based on any claims asserted in connection with the offering of AirTran securities as part of such offer to exchange.

AirTran will amend or supplement the registration statement, of which this prospectus and offer to exchange are a part, to include such additional information if AirTran receives the information before the offer expires and AirTran considers it to be material, reliable and appropriate. As of the date of this prospectus and offer to exchange, no such information has been received.

SUMMARY

This summary highlights selected information from this prospectus and offer to exchange, and may not contain all of the information that is important to you. To better understand the offer to holders of shares of Midwest common stock, you should carefully read this entire prospectus and offer to exchange, as well as those additional documents to which we refer you. You may obtain the information incorporated by reference into this prospectus and offer to exchange by following the instructions in the section captioned “Where You Can Find More Information.”

The Companies

AirTran

AirTran is a Nevada corporation with principal executive offices located at 9555 AirTran Boulevard, Orlando, Florida 32827. The telephone number of AirTran’s executive offices is (407) 318-5600. AirTran is one of the largest low-fare scheduled airlines in the United States in terms of departures and seats offered. AirTran operates scheduled airline service primarily in short-haul markets principally in the eastern United States, with a majority of its flights originating and terminating at its hub in Atlanta, Georgia. As of May 1, 2007, AirTran operated 87 Boeing 717 (B717) and 45 Boeing 737 (B737) aircraft, making approximately 730 scheduled flights per day to 56 destinations across the United States and the Bahamas. All of the operations of AirTran Holdings, Inc. are conducted by its wholly-owned subsidiary, AirTran Airways, Inc.

Midwest

Midwest is a Wisconsin corporation with principal executive offices located at 6744 South Howell Avenue, Oak Creek, Wisconsin 53154. The telephone number of Midwest’s executive offices is (414) 570-4000. Midwest operates a passenger jet airline that serves various destinations throughout the United States from Milwaukee, Wisconsin and Kansas City, Missouri. Skyway Airlines, Inc., a wholly-owned subsidiary of Midwest, together with, in certain instances, Skywest Airlines, Inc. operate as Midwest Connect and offer service to and connections through Midwest’s hub cities. Together, Midwest and Midwest Connect offer service to 51 cities.

The Offer

AirTran, through Galena, is offering to exchange for each outstanding share of Midwest common stock and associated Rights, which are validly tendered and not properly withdrawn prior to the expiration date:

•	$9.00 in cash, without interest; and

•	0.5842 of a share of newly issued AirTran common stock.

Based on the closing price of AirTran common stock on the New York Stock Exchange on March 30, 2007, 0.5842 of an AirTran share had a value of $6.00. The value of 0.5842 of an AirTran share will fluctuate prior to the expiration date of the offer as the market price of AirTran common stock changes. At AirTran share prices of $10.27 and above, the total value of the AirTran offer will exceed $15.00 per Midwest Share, and at AirTran share prices below $10.27, the total value of the offer will have a corresponding value lower than $15.00.

Solely for purposes of illustration, the following table reflects the per share amount of cash and the market value of the AirTran common stock that a Midwest shareholder would receive for each Midwest Share tendered pursuant to the offer at different market values for the AirTran shares.

Assumed Market Price (per AirTran share)	Value of 0.5842 of an AirTran Share	Cash Amount Paid (per Midwest Share)	Implied Value (per Midwest Share exchanged)
$ 9.50	$5.550	$9.00	$14.550
$10.00	$5.842	$9.00	$14.842
$10.50	$6.134	$9.00	$15.134
$11.00	$6.426	$9.00	$15.426
$11.50	$6.718	$9.00	$15.718
$12.00	$7.010	$9.00	$16.010
$12.50	$7.303	$9.00	$16.303
$13.00	$7.595	$9.00	$16.595
$13.50	$7.887	$9.00	$16.887

The market prices of AirTran common stock used in the above table, and the assumptions regarding the exact value of cash and AirTran common stock that a hypothetical Midwest shareholder would receive, are for purposes of illustration only. The price of AirTran common stock fluctuates and may be higher or lower than in these examples at the time the offer is completed. On May 9, 2007, the closing price of AirTran common stock was $11.78 per share.

Midwest shareholders should consider current market quotations for shares of AirTran common stock and Midwest Shares before deciding whether to tender pursuant to the offer.

Midwest shareholders will not receive any fractional shares of AirTran common stock in the offer. Instead of receiving any fractional shares of AirTran common stock to which Midwest shareholders otherwise would be entitled, tendering Midwest shareholders will receive an amount in cash (without interest) equal to such holder’s respective proportionate interest in the proceeds from the sale or sales in the open market by the exchange agent for the offer, on behalf of all such holders, of the aggregate fractional shares of AirTran common stock issued pursuant to the offer, as described in the section captioned “The Offer—Cash Instead of Fractional Shares of AirTran Common Stock.”

Reasons for the Offer

The competitive landscape of the airline industry has significantly changed over the past few years and is projected to continue to change in the future. The following key industry trends have led to AirTran’s search for ways to better compete and grow its business:

•	competition from larger carriers is expected to increase as many legacy carriers restructure in bankruptcy to lower their nonfuel operating costs;

•

competition from larger carriers is expected to increase as such carriers attempt to leverage advantages of larger route networks and flight frequency with decreased operating costs to gain competitive advantage;

•

competition from other existing and new, low-cost carriers is expected to increase as existing carriers seek to grow their fleets and new, low-cost carriers enter the market utilizing new aircraft, used aircraft, or a combination thereof;

•	continued overcapacity in the industry has adversely affected industry profit margins; and

•	intense price competition has adversely affected industry profit margins.

AirTran believes these trends are likely to lead to increased industry consolidation as carriers attempt to gain larger route networks, increase city presence in key markets, and achieve greater economies and efficiencies of scale.

AirTran believes a business combination with Midwest offers a number of potential benefits including:

•	creation of a truly national low-cost carrier with superior service and market leading low costs;

•	complementary route networks with limited overlap that would combine the strength of Midwest’s east-west route focus with AirTran’s north-south route strength;

•	ability to service the increased route network of the combined company due to more rapid fleet expansion made possible by AirTran’s existing B737 delivery positions;

•

greater city presence with a total of 72 destinations served, of which 43 destinations are anticipated to immediately be served with more than five daily flights and 19 cities that are anticipated to offer flights to five or more separate destinations;

•	limited apparent aircraft integration costs and risk due to B717 fleet commonality;

•	increased cost reduction opportunities in the form of fuel and other savings through the replacement of existing Midwest MD80 aircraft with fuel efficient B737 aircraft;

•	better diversification of revenues by market;

•	additional network synergies due to improved fleet and capacity utilization and increased aircraft utilization;

•	potential for expansion of new hub and focus cities in Milwaukee and Kansas City by building on existing Midwest operations;

•	increased utilization of existing Midwest maintenance facilities and reservation centers to support expanded operations of the combined company;

•	enhanced service-based competition through the combination of service amenities;

•	increased advancement opportunities and improved job security for the combined company’s employees; and

•	the potential for improved access to capital.

AirTran believes the combination of Midwest with AirTran on the terms contemplated by the offer should:

•	be accretive to AirTran’s earnings per share after the first full year following the close of the merger and significantly accretive thereafter;

•	generate significant operational efficiencies and cost savings;

•	allow the combined carrier to capture increased traffic in existing markets associated with greater city presence and flight frequency; and

•	drive consumer demand through the introduction of additional price and service competition in existing Midwest markets and in additional new markets.

AirTran believes the offer will significantly benefit both AirTran and Midwest and their shareholders, customers and employees. AirTran believes that a combination of AirTran and Midwest also has significant beneficial long-term growth prospects, which should increase shareholder value. The AirTran common stock to be issued to Midwest shareholders in the offer will allow such shareholders to participate in the growth and shareholder value enhancement opportunities of the combined company.

Conditions of the Offer

AirTran’s obligation to exchange shares of AirTran common stock and cash for Midwest Shares pursuant to the offer is subject to several conditions including, among others, the minimum tender condition. Based on 24,849,497 shares of Midwest common stock outstanding (including outstanding restricted stock) as of March 31, 2007, options to purchase 2,678,174 shares of Midwest common stock outstanding as of March 31, 2007 and warrants to purchase 544,395 shares of Midwest common stock outstanding as of March 31, 2007, AirTran’s acquisition of 14,036,033 shares of Midwest common stock would satisfy the minimum tender condition. The offer is subject to certain additional conditions referred to below under the section captioned “The Offer—Conditions of The Offer.”

Regulatory Approvals

Antitrust Approval

Pursuant to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to in this prospectus and offer to exchange as the HSR Act, AirTran filed a Notification and Report Form with respect to the offer and the second-step merger with the Antitrust Division of the Untied States Department of Justice, which is referred to in this prospectus as the Antitrust Division, and the Federal Trade Commission, which is referred to in this prospectus as the FTC, on January 12, 2007. As a result, the waiting period applicable to the purchase of shares of Midwest common stock pursuant to the offer expired at 11:59 P.M., New York City time, on February 11, 2007. Accordingly, the condition to the offer that all waiting periods under applicable antitrust laws, including the HSR Act, expire or be terminated has been satisfied. See the section captioned “The Offer—Conditions of the Offer.”

DOT/FAA Approval

Both the Competition and Policy Analysis Division, or the Competition Division, of the United States Department of Transportation, or DOT, and the Federal Aviation Administration, or the FAA, had the ability to review the proposed acquisition of Midwest by AirTran. Any such review has not and is not anticipated to adversely impact the ability of AirTran and Galena to complete the offer or any second-step merger. The Competition Division may have provided its analysis to the Antitrust Division. For a discussion of the FAA and Competition Division procedures see the section captioned “The Offer—Certain Legal Matters; Regulatory Approvals.”

Extension, Termination and Amendment

To the extent legally permissible, AirTran and Galena each also reserves the right, in its sole discretion, at any time or from time to time:

•	to extend, for any reason, the period of time during which the offer is open;

•

to delay acceptance for exchange of, or exchange of, any Midwest Shares pursuant to the offer, or to terminate the offer and not accept or exchange any Midwest Shares not previously accepted or exchanged, upon the failure of any of the conditions of the offer to be satisfied prior to the expiration date;

•	to amend or terminate the offer without accepting for exchange or exchanging any Midwest Shares if Midwest agrees to enter into a negotiated merger agreement with AirTran; and

•	to waive any condition or otherwise amend the offer in any respect.

In addition, even if Galena has accepted, but not paid for, Midwest Shares in the offer, AirTran or Galena may terminate the offer and not exchange Midwest Shares that were previously tendered if completion of the offer is illegal or if a governmental authority has commenced or threatened legal action related to the offer.

Exchange of Midwest Shares; Delivery of Shares of AirTran Common Stock and Cash

Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), AirTran will cause Galena to accept for exchange, and will cause Galena to exchange for cash and AirTran common stock, all Midwest Shares validly tendered and not properly withdrawn as promptly as practicable after the expiration date. If AirTran elects to provide a subsequent offering period following the expiration of the offer, Midwest Shares tendered during such subsequent offering period will be accepted for exchange immediately upon tender and will be promptly exchanged.

Cash Instead of Fractional Shares of AirTran Common Stock

In the offer, each Midwest Share tendered will be exchanged for cash and shares of AirTran common stock. In addition, instead of receiving any fractional shares of AirTran common stock to which Midwest shareholders may otherwise be entitled, tendering Midwest shareholders will receive an amount in cash, without interest, equal to such holder’s respective proportionate interest in the proceeds from the sale or sales in the open market by the exchange agent for the offer, on behalf of all such holders, of the aggregate fractional shares of AirTran common stock issued pursuant to the offer.

Withdrawal Rights

You can withdraw tendered Midwest Shares at any time until the expiration date and you can withdraw them at any time until AirTran, through Galena, accepts Midwest Shares for exchange. If AirTran decides to provide a subsequent offering period, Galena will accept Midwest Shares tendered during that period immediately, and thus you will not be able to withdraw Midwest Shares tendered during any subsequent offering period.

Procedure for Tendering Shares

The procedure for tendering Midwest Shares varies depending on whether you possess physical certificates or a nominee holds your certificates for you, and on whether or not you hold your securities in book-entry form. AirTran urges you to read the section captioned “The Offer—Procedure for Tendering” as well as the transmittal materials.

Risk Factors

The offer is, and upon the consummation of the offer, the combined company will be, subject to several risks. In deciding whether to tender your Midwest Shares pursuant to the offer, you should carefully read and consider the risk factors contained in the section captioned “Risk Factors.”

Financing of the Offer

In connection with the cash portion of the consideration payable pursuant to the offer and the second-step merger, AirTran has obtained commitments from the Credit Arrangers, who are affiliates of Morgan Stanley and Credit Suisse, to provide, subject to certain conditions, financing of up to $225 million under a proposed new credit facility. AirTran expects to have sufficient funds to complete the transactions contemplated by the offer and the second-step merger and to pay fees, expenses and other related amounts through borrowings under the proposed credit facility and AirTran’s cash on hand. The offer is contingent on AirTran and or Galena having received proceeds from the commitments described above which, along with AirTran’s cash on hand, are sufficient to complete the transactions contemplated by the offer and the second-step merger, and to pay fees, expenses and other related amounts. For additional details on the proposed financing see the section captioned “The Offer—Source and Amount of Funds.”

Comparison of Shareholders’ Rights

You will receive AirTran common stock if you tender your Midwest Shares in the offer. There are a number of differences between the rights of a shareholder of Midwest, a Wisconsin corporation, and the rights of a shareholder of AirTran, a Nevada corporation. AirTran urges you to review the discussion in the section captioned “Comparison of Shareholders’ Rights.”

Ownership of AirTran After the Offer

Based on certain assumptions regarding the number of Midwest Shares to be exchanged and the number of shares of AirTran common stock that would be issued in connection with the offer, AirTran estimates that former Midwest shareholders will own, in the aggregate, 15.2% of the outstanding shares of AirTran common stock, representing approximately 13.3% of the total shares of AirTran common stock on a fully diluted basis. For a detailed discussion of the assumptions on which this estimate is based, see the section captioned “The Offer—Ownership of AirTran After the Offer.”

RISK FACTORS

Forward Looking Information

Certain of the statements contained herein should be considered “forward-looking statements”. These forward-looking statements may be identified by words such as “may, “ “will, “ “expect, “ “intend,” “indicate,” “anticipate,” “believe,” “forecast,” “estimate,” “plan, “ “guidance,” “outlook,” “could, “ “should,” “continue” and similar terms used in connection with statements regarding the outlook of AirTran. Such statements include, but are not limited to, statements about expected fuel costs, the revenue and pricing environment, AirTran’s expected financial performance and operations, future financing plans and needs, overall economic conditions and the benefits of the business combination transaction involving Midwest and AirTran, including future financial and operating results and the combined companies’ plans, objectives, expectations and intentions. Other forward-looking statements that do not relate solely to historical facts include, without limitation, statements that discuss the possible future effects of current known trends or uncertainties or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed or assured. Such statements are based upon the current beliefs and expectations of AirTran’s management, are not guarantees of future performance, and are subject to significant risks and uncertainties that could cause AirTran’s actual results and financial position to differ materially from AirTran’s expectations. Such risks and uncertainties include, but are not limited to, the following: AirTran’s ability to achieve the synergies anticipated as a result of the potential business combination transaction involving Midwest and to achieve those synergies in a timely manner; AirTran’s ability to integrate the management, operations and labor groups of AirTran and Midwest; the impact of high fuel costs; significant disruptions in the supply of aircraft fuel and further significant increases to fuel prices; AirTran’s ability to attract and retain qualified personnel; labor costs and relations with unionized employees generally and the impact and outcome of labor negotiations; the impact of global instability, including the current instability in the Middle East, the continuing impact of the U.S. military presence in Iraq and Afghanistan and the terrorist attacks of September 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events that affect travel behavior; adequacy of insurance coverage; reliance on automated systems and the potential impact of any failure or disruption of these systems; the potential impact of future significant operating losses; AirTran’s ability to obtain and maintain commercially reasonable terms with vendors and service providers and its reliance on those vendors and service providers; security-related and insurance costs; changes in government legislation and regulation; AirTran’s ability to use pre-merger net operating losses and certain tax attributes; competitive practices in the industry, including significant fare restructuring activities, capacity reductions and in-court or out-of-court restructuring by major airlines and industry consolidation; interruptions or disruptions in service at one or more of AirTran’s hub airports; weather conditions; the impact of fleet concentration and increased maintenance costs as aircraft age and utilization increases; AirTran’s ability to maintain adequate liquidity; AirTran’s ability to maintain contracts that are critical to its operations; AirTran’s fixed obligations and its ability to obtain and maintain financing for operations, aircraft financing and other purposes; changes in prevailing interest rates; AirTran’s ability to operate pursuant to the terms of its financing facilities (particularly the financial covenants); AirTran’s ability to attract and retain customers; the cyclical nature of the airline industry; economic conditions; and other risks and uncertainties listed from time to time in AirTran’s reports filed with the SEC. There may be other factors not identified above of which AirTran is not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. All forward-looking statements are based on information currently available to AirTran. In particular, forward-looking statements as to AirTran’s financial and business performance following the proposed acquisition of Midwest should be qualified by the absence of any opportunity for AirTran to perform comprehensive due diligence on Midwest. Subject to the obligations of AirTran and Galena under Rule 14d-6(c) to promptly disclose any material change in the offer to exchange and related materials, AirTran and Galena assume no obligation to publicly update or revise any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates.

Risk Factors Relating to the Offer

AirTran has only conducted a review of Midwest’s publicly available information and has not had access to Midwest’s non-public information; therefore, AirTran may be subject to unknown liabilities of Midwest that may have a material adverse effect on AirTran’s profitability and results of operations.

To date, AirTran has only conducted a due diligence review of Midwest’s publicly available information. As a result, after the consummation of the offer, AirTran may be subject to unknown liabilities of Midwest, that may have a material adverse effect on AirTran’s profitability and results of operations, which AirTran might have otherwise discovered if AirTran had been permitted by Midwest to conduct a complete due diligence review of Midwest’s non-public information.

AirTran’s verification of the reliability of the Midwest information included in, or omitted from, this prospectus and offer to exchange, pursuant to AirTran’s due diligence review of Midwest has been limited by Midwest’s refusal to provide AirTran with the accounting and other records necessary for AirTran to fully assess the financial and operating condition of Midwest.

In respect of all information relating to Midwest presented in, incorporated by reference into or omitted from this prospectus, AirTran has relied upon publicly available information, including information publicly filed by Midwest with the SEC. Although AirTran has no knowledge that would indicate that any statements contained herein regarding Midwest’s condition, including its financial or operating condition based upon such publicly filed reports and documents, are inaccurate, incomplete or untrue, AirTran was not involved in the preparation of such information and statements. For example, AirTran has made adjustments and assumptions in preparing the pro forma financial information presented in this prospectus that have necessarily involved AirTran’s estimates with respect to Midwest’s financial information. Any financial, operating or other information regarding Midwest that may be detrimental to AirTran following AirTran’s acquisition of Midwest that has not been publicly disclosed by Midwest, or errors in AirTran’s estimates due to the lack of cooperation from Midwest, may have an adverse effect on the benefits AirTran expects to achieve through the consummation of the offer.

After reasonable efforts, AirTran has been unable to obtain the consent of Midwest’s registered public accounting firm, which is necessary for the filing of their audit report with respect to the financial statements of Midwest for the periods presented in the prospectus.

On February 1, 2007, under Section 7(a) of the Securities Act and Rule 437 promulgated thereunder, AirTran filed with the SEC a request for a waiver of the requirement to include the consent of Midwest’s registered public accounting firm in AirTran’s registration statement. AirTran renewed such request on April 19, 2007. On May 1, 2007, subject to specified conditions with which AirTran has or will comply, the SEC granted AirTran’s waiver request which will permit AirTran’s registration statement to be declared effective without the consent of Midwest’s registered public accounting firm, which consent would otherwise be required under Section 7(a) of the Securities Act. The absence of such consent may limit recovery by investors on certain claims, and limit the ability of investors to assert claims against Midwest’s registered public accounting firm, under Section 11 of the Securities Act, for any untrue statements of a material fact contained, or any omissions to state a material fact required to be stated, in those audited financial statements.

Likewise, the sections of the prospectus containing Midwest financial information or information derived therefrom may, nonetheless, remain expertised under Section 11(b)(3)(c) of the Securities Act so as to provide a “due diligence” defense to third parties involved in the offer to exchange based on any claims asserted in connection with the offering of AirTran securities as part of such offer to exchange.

The offer could trigger certain provisions contained in Midwest’s employee benefit plans, the Midwest notes or other agreements that could require AirTran to make change of control payments or permit a counter-party to an agreement with Midwest to terminate that agreement.

Certain of Midwest’s employee benefit plans contain change of control clauses providing for compensation to be granted to certain members of Midwest senior management if, following a change of control, Midwest terminates the employment relationship between Midwest and these employees, or if these employees terminate the employment relationship because their respective positions with Midwest have materially changed. If successful, the offer would constitute a change of control, thereby giving rise to potential change of control payments.

Because AirTran has not had the opportunity to review Midwest’s non-public information, there may be agreements that permit a counter-party to terminate an agreement because the offer or the second-step merger would cause a default or violate an anti-assignment, change of control or similar clause. If this happens, AirTran may have to seek to replace any such agreements with new agreements. AirTran cannot assure you that it will be able to replace a terminated agreement on comparable terms or at all. Depending on the importance of a terminated agreement to Midwest’s business, failure to replace that agreement on similar terms, or at all, may increase the costs to AirTran of operating Midwest’s business or prevent AirTran from operating part, or all, of Midwest’s business.

Antitrust authorities may attempt to delay or prevent AirTran’s acquisition of Midwest or may require divestitures.

AirTran made a premerger filing under the HSR Act with the FTC and Antitrust Division and the applicable waiting period under the HSR Act has expired. Based on publicly available information concerning Midwest’s operations, AirTran is not aware of any other material filings that will be required or advisable in other jurisdictions. Although AirTran does not believe the risk of any antitrust claims are likely, AirTran cannot provide any assurance that, even though the waiting period has expired under the HSR Act, there will not be any challenge to the transaction on antitrust grounds, or from conditions that could be imposed in connection with any successful claim, including divestitures or other operating restrictions upon Midwest or the combined company. The offer is conditioned upon the receipt from all antitrust authorities of approval and/or clearance of AirTran’s acquisition of Midwest without AirTran, Midwest, Galena, or any of AirTran’s other subsidiaries being required to meet any condition or requirement giving rise to specified adverse financial effects, and no court or other authority prohibiting the consummation of the offer.

Upon your receipt of shares of AirTran common stock in the offer, you will become a shareholder of AirTran, a Nevada corporation, which will have certain shareholder rights and privileges that are different from those you have as a shareholder of Midwest, a Wisconsin corporation.

AirTran is a Nevada corporation, and is governed by the laws of the State of Nevada and by its certificate of incorporation and bylaws. The Business Corporation Act of the State of Nevada extends to shareholders certain rights and privileges that may not exist under Wisconsin law and, conversely, does not extend certain rights and privileges that you may have as a shareholder of a company governed by Wisconsin law. The directors of a Nevada corporation may elect to adopt certain provisions that have the effect of discouraging a third party from acquiring control of the corporation. Such provisions could limit the price that some investors might be willing to pay in the future for shares of AirTran common stock. These Nevada provisions may also have the effect of discouraging or preventing certain types of transactions involving an actual or a threatened change in control of AirTran, including unsolicited takeover attempts, even though such a transaction may offer AirTran shareholders the opportunity to sell their shares of AirTran common stock at a price above the prevailing market price. For a detailed discussion of the rights of AirTran shareholders versus the rights of Midwest shareholders, see the section captioned “Comparison of Shareholders’ Rights.”

The receipt of shares of AirTran common stock in the offer and/or the second-step merger may be taxable to Midwest shareholders.

If the offer and the second-step merger are not treated as an integrated transaction for United States federal income tax purposes, if the second-step merger is not completed, or if the transaction otherwise fails to qualify as a tax-free reorganization, the exchange of Midwest Shares for shares of AirTran common stock in the offer and/

or the second-step merger will be taxable to such shareholders for U.S. federal income tax purposes. In the opinion of Smith, Gambrell & Russell, LLP, the offer and the second-step merger will be treated as an integrated transaction that qualifies as a tax-free reorganization under Section 368(a) of the Code. The opinion of Smith, Gambrell & Russell, LLP assumes a number of factors that will not be definitively known prior to completion of the offer and the second-step merger. In addition, the opinion of Smith, Gambrell & Russell, LLP will not be binding on the Internal Revenue Service and there can be no assurance that the Internal Revenue Service will not challenge the conclusion set forth therein. For more information, see the section captioned “The Offer— Material U.S. Federal Income Tax Consequences” and the opinion of Smith, Gambrell & Russell, LLP attached as Annex A to this prospectus and offer to exchange. Midwest shareholders should consult their tax advisors to determine the specific tax consequences to them of the offer and the second-step merger, including any federal, state, local, foreign or other tax consequences, and any tax return filing or other reporting requirements.

You are being offered a fixed number of shares of AirTran common stock as part of the consideration for each Midwest Share exchanged by you in the offer, which exposes you to the risk of market fluctuation.

You are being offered a fixed number of shares of AirTran common stock as part of the consideration for the offer, rather than a number of shares of AirTran common stock with a fixed market value. Consequently, the market value of the shares of AirTran common stock to be issued may decrease significantly between the date of this prospectus and offer to exchange and the time of the completion of the offer and any second-step merger. The market value of the shares of AirTran common stock to be issued to you in either the offer or any second-step merger may thereafter fluctuate significantly from the values indicated in this prospectus and offer to exchange.

The value of shares of AirTran common stock to be issued in either the offer or any second-step merger will fluctuate and will depend on, among other things, the market price of AirTran common stock, and any change in the number of shares offered. The market price of the shares of AirTran common stock to be issued in either the offer or any second-step merger may vary as a result of, among other things, changes in the business, operations or prospects of AirTran or Midwest, or market assessments of the impact of either the offer or any second-step merger. In addition, the stock markets have recently experienced significant price and volume fluctuations, which could have an adverse effect on the trading price of shares of AirTran common stock prior to the second-step merger.

Finally, the exchange of certificates evidencing your Midwest Shares for shares of AirTran common stock and cash will not take place immediately upon completion of either the offer or any second-step merger. Thus, the value of the shares of AirTran common stock you receive in either the offer or any second-step merger may be lower or higher at the time you actually receive them and become able to sell them, than at the time of either the offer or any second-step merger.

This transaction may adversely affect the liquidity and value of non-tendered Midwest common stock.

In the event that not all of the shares of Midwest common stock are tendered for exchange in the offer, the number of shareholders and the number of shares of Midwest common stock held by individual holders will be greatly reduced. As a result, the closing of the offer would adversely affect the liquidity and could also adversely affect the market value of the remaining shares of Midwest common stock held by the public. Subject to the rules of AMEX, AirTran may delist the shares of Midwest common stock from AMEX. As a result of such delisting, shares of Midwest common stock not tendered pursuant to the offer may become illiquid and may be of reduced value. See the section captioned “The Offer—Plans for Midwest.”

Risks Factors Relating to AirTran and the combined company

Uncertainties exist in integrating the business and operations of AirTran and Midwest.

AirTran intends, to the extent possible, to integrate Midwest’s operations with those of AirTran. Although AirTran believes that the integration of Midwest’s operations into AirTran’s operations should not present substantial difficulties, there can be no assurance that AirTran will not encounter such difficulties in integrating Midwest’s operations with AirTran’s operations, resulting in a delay or the failure to achieve the anticipated synergies and, therefore, the expected increases in earnings and cost savings. The difficulties of combining the operations of the companies include, among other things:

•	possible inconsistencies in standards, controls, procedures and policies, business cultures and compensation structures between Midwest and AirTran;

•	the consolidation of sales and marketing operations;

•	the retention of existing customers and attraction of new customers;

•	the retention of key employees;

•	employee strikes and other labor-related disruptions in connection with disputes over union and collective bargaining representation in the combined company;

•	employee strikes and other labor-related disruptions in connection with seniority questions with respect to both union and non-union employees of the combined company;

•	the consolidation of corporate and administrative infrastructures;

•	the integration and management of the technologies and products of the two companies, including the consolidation and integration of computer information systems;

•	the identification and elimination of redundant and underperforming operations and assets;

•	costs associated with the termination of the leases for Midwest’s MD80 aircraft and the timing thereof;

•	costs associated with Midwest’s agreement with Skywest, Inc. for the operation of 50-seat regional jet service beginning in April 2007, or the termination of such agreement and the timing thereof;

•	the efficient use of capital assets to develop the business of the combined company;

•	the minimization of the diversion of management’s attention from ongoing business concerns;

•	the coordination of geographically separate operations;

•	the possibility of tax costs or inefficiencies associated with the integration of the operations of the combined company; and

•

the possible need to modify internal controls over financial reporting standards in order to comply with the Foreign Corrupt Practices Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

For these reasons, AirTran may fail to successfully complete the integration of Midwest and AirTran as contemplated, or to realize the anticipated benefits of the integration of the two companies. Actual cost savings and synergies may be lower than AirTran currently expects and may take a longer time to achieve than AirTran currently anticipates.

Even if the offer is completed, full integration of Midwest’s operations with AirTran’s may be delayed if AirTran cannot acquire 90 percent of the issued and outstanding shares of Midwest common stock pursuant to the offer.

The offer is subject to a condition that, before the end of the expiration date, there shall have been validly tendered and not properly withdrawn at least a majority of the Midwest Shares on a fully diluted basis. If Galena or another subsidiary of AirTran acquires at least 90 percent of the issued and outstanding shares of Midwest common stock, AirTran will be able to cause such subsidiary and Midwest to effect a “short-form” merger under Wisconsin law. A short-form merger would enable AirTran to merge Midwest with and into Galena or another wholly-owned subsidiary of AirTran without any action on the part of the other holders of Midwest common stock, and thereby acquire any remaining issued and outstanding shares of Midwest common stock. In such event, AirTran will be required, pursuant to Wisconsin law, to provide a ten-day notice period before a short-form merger can be completed. If, however, at the end of the offer period, Galena or another subsidiary of AirTran does not hold 90 percent of the issued and outstanding shares of Midwest common stock, AirTran and Galena may solicit proxies or take other action in connection with a “long-form” merger to purchase the remainder of the Midwest Shares. This could prevent or delay AirTran from realizing some or all of the anticipated benefits from the integration of Midwest’s operations with AirTran’s operations.

AirTran may not perform as well financially as it expects following the merger.

In deciding to make its offer, AirTran considered the benefits of operating the airline operations of AirTran and Midwest as a combined company, including, among others, an enhanced ability to compete in the airline industry and cost savings from combining the businesses of AirTran and Midwest. AirTran has estimated that, beginning after the first full year of combined operations, the combined company will realize approximately $60 million in incremental operating cost and revenue synergies before the additional benefits of greater city presences. AirTran cannot assure you, however, that these synergies will be realized.

To realize the anticipated benefits from the merger, AirTran must successfully combine the businesses of AirTran and Midwest in a manner that permits those costs savings and other synergies to be realized in a timely fashion. In addition, AirTran must achieve these savings without adversely affecting revenues or suffering a business interruption. If AirTran is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be fully realized, or may take longer to realize than expected.

Midwest experienced significant operating losses and net losses in five of the last six fiscal years (2001-2006) reporting net income of $5.4 million for 2006. Although Midwest reported a profit in the first quarter of 2007, these results included a non-cash gain that increased income by $19.9 million. Excluding this gain, Midwest would have reported an operating loss and net loss. AirTran expects that the acquisition of Midwest will result in certain synergies, business opportunities and growth prospects. AirTran, however, may never realize these expected synergies, business opportunities and growth prospects. The combined company may experience increased competition that limits its ability to expand its business. AirTran may not be able to capitalize on expected business opportunities, including retaining current Midwest customers. In addition, assumptions underlying estimates of expected cost savings and expected revenue synergies may be inaccurate, or general industry and business conditions may deteriorate. Furthermore, integrating operations may require significant efforts and expenses beyond those currently contemplated. AirTran’s management may have its attention diverted from ongoing operations while trying to integrate the operations of AirTran and Midwest. AirTran cannot assure you that the acquisition of Midwest will result in combined results of operations and financial condition better than or even consistent with the pro forma condensed combined financial data or superior to what AirTran and Midwest could have achieved independently.

The market price of AirTran common stock may decline as a result of the offer and/or the acquisition of Midwest.

The market price of AirTran’s common stock may decline as a result of the offer if:

•	the integration of Midwest’s business is unsuccessful;

•

after completion of the acquisition of Midwest, AirTran learns of information with respect to Midwest that prevents AirTran from making the certifications required by the Sarbanes-Oxley Act of 2002, which would reduce investors’ confidence in AirTran’s reporting capabilities with respect to Midwest’s business;

•	AirTran does not achieve the expected benefits of the acquisition of Midwest as rapidly or to the extent anticipated by financial analysts or investors;

•	the effect of AirTran’s acquisition of Midwest on AirTran’s financial results is not consistent with the expectations of financial analysts or investors; or

•	a downgrade in the rating of AirTran’s indebtedness occurs as a result of AirTran’s increased indebtedness incurred to finance the offer.

In connection with the offer, AirTran estimates that AirTran could issue approximately 16,414,052 shares or options to acquire shares of AirTran common stock. The increase in the number of issued shares of AirTran’s common stock and options to acquire AirTran common stock may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, AirTran common stock.

AirTran has, and the combined company will have, a significant amount of fixed obligations that could impair its ability to make principal and interest payments on its debt obligations and lease payments on its lease obligations, and AirTran’s indebtedness following the offer and the second-step merger will be higher than AirTran’s existing indebtedness.

AirTran has, and the combined company will have, significant obligations including debt and lease obligations related to aircraft purchase commitments, aircraft delivery obligations and aircraft leases, debt and lease obligations for operating facilities, including existing facilities and planned new facilities, and other cash obligations including future funding obligations for other potential acquisitions. AirTran’s total indebtedness as of December 31, 2006 and March 31, 2007 was approximately $811.1 million and $940.1 million, respectively, of which $672.3 million and $801.5 million, respectively were aircraft related.

Aircraft purchase contracts typically require that the purchaser make pre-delivery deposits to the manufacturer. These deposits are refunded at the time of aircraft delivery. AirTran may invest a portion or all of such deposits in the aircraft. During 2005, AirTran paid $93.5 million in aircraft predelivery deposits and was refunded $29.8 million in previously paid aircraft predelivery deposits. During 2006, AirTran paid $89.2 million in aircraft predelivery deposits and was refunded $102.8 million in previously paid aircraft predelivery deposits. In 2006, AirTran’s total indebtedness increased by $338.5 million to approximately $811.1 million as of December 31, 2006. The net increase in indebtedness was attributable to $451.6 million borrowed primarily to finance B737 aircraft deliveries less $113.1 million of debt repayments. During the quarter ended March 31, 2007, AirTran received $31.9 million in previously paid aircraft deposits while paying $24.5 million in new aircraft deposits.

For the three months ended March 31, 2007, AirTran’s total indebtedness increased by $129.0 million to approximately $940.1 million. The net increase was attributable to $159.7 million borrowed primarily to finance B737 aircraft deliveries less $30.7 million in debt repayments.

AirTran’s pro forma total indebtedness as of March 31, 2007, after giving effect to the acquisition of 100 percent of the outstanding shares of Midwest common stock, as described in the section captioned “Unaudited Pro Forma Condensed Combined Financial Statements,” is approximately $1.19 billion. AirTran’s debt service obligations with respect to this increased indebtedness could have an adverse impact on its earnings and cash flows for as long as the indebtedness is outstanding.

The ability of each of AirTran and the combined company to make scheduled payments of principal or interest for its financing obligations depends on its future performance and financial results. These results are subject to general economic, financial, competitive, legislative, regulatory and other factors that are, to some extent, beyond the control of AirTran or the combined company.

The amount of AirTran’s existing debt and the increased indebtedness of the combined company, including the high level of fixed obligations, could have important consequences to investors and could:

•

require a substantial portion of cash flows from operations for debt service payments, thereby reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit the ability of each of AirTran and the combined company to obtain additional financing for aircraft purchases, capital expenditures, working capital or general corporate purposes;

•

make it more difficult for each of AirTran and the combined company to pay its debts as they become due during general adverse economic and market industry conditions because any related decrease in revenues could cause AirTran or the combined company to not have sufficient cash flows from operations to make its scheduled debt payments;

•

limit the flexibility of each of AirTran and the combined company in planning for, or reacting to, changes in its business and the industry in which it operates and, consequently, place AirTran or the combined company at a competitive disadvantage to its competitors with less debt;

•

result in a downgrade in the rating of either AirTran’s existing indebtedness or the indebtedness of the combined company, which could limit the ability of either AirTran or the combined company to borrow additional funds or increase the interest rates applicable to the indebtedness; and

•

result in higher interest expense in the event of increases in interest rates since some of AirTran’s existing borrowings are, and some of the future or assumed obligations may be, at variable rates of interest.

As a result of the substantial fixed costs associated with the existing obligations of AirTran and the inherited obligations of Midwest in a combined company:

•	a decrease in revenues would result in a disproportionately greater percentage decrease in earnings;

•	each of AirTran and the combined company may not have sufficient liquidity to fund all of these fixed costs if its revenues decline or costs increase;

•	each of AirTran and the combined company may have to use its working capital to fund these fixed costs instead of funding general corporate requirements, including capital expenditures; and

•	each of AirTran and the combined company may not have sufficient liquidity to respond to competitive developments and adverse economic conditions.

Although the Midwest notes have been converted into Midwest common stock, certain existing or future Midwest indebtedness may be secured by certain of its assets, which may limit the utility of such assets in the combined company for additional financing.

Based upon current levels of operations and anticipated growth, AirTran expects to be able to generate sufficient cash flow to make all of the principal and interest payments when such payments are due under AirTran’s proposed credit facility, existing indebtedness, including the indenture governing AirTran’s existing notes, and the assumed Midwest indebtedness, but there can be no assurance that AirTran will be able to repay such borrowings. See also the sections captioned “Risk Factors —Risk Factors Relating to AirTran’s Business” and “The Offer —Source and Amount of Funds.” However, the ability of AirTran and the combined company to pay the fixed costs associated with its contractual obligations will depend on its operating performance and cash flow, which will in turn depend on general economic and political conditions. A failure to pay its fixed costs or a breach of its contractual obligations could result in a variety of adverse consequences, including the acceleration of its indebtedness, the withholding of credit card proceeds by one or more credit card processors, and the exercise of remedies of its creditors and lessors. In such a situation, it is unlikely that AirTran or the combined company would be able to fulfill its obligations under or repay the accelerated indebtedness, make required lease payments or otherwise cover its fixed costs.

Covenants in AirTran’s existing debt instruments, the proposed credit facility or in assumed Midwest obligations could limit how AirTran conducts its business, which could affect its long-term growth potential. A failure by AirTran to comply with any of its existing or prospective restrictions could result in acceleration of AirTran’s existing or assumed debt. Were this to occur, AirTran might not have, or be able to obtain, sufficient cash to pay its accelerated indebtedness.

AirTran’s existing debt instruments and financing agreements contain covenants that, among other things, limit its ability to:

•	pay dividends and/or other distributions; and

•	enter into mergers, consolidations or other business combinations.

The operating and financial restrictions and covenants in AirTran’s proposed credit facility and assumed Midwest indebtedness, may adversely affect AirTran’s ability to finance future operations or capital needs or to engage in new business activities. The proposed credit agreement and assumed Midwest indebtedness may limit AirTran’s ability to, among other things:

•	pay dividends or redeem or repurchase capital stock;
•	prepay, redeem or repurchase other debt;

•	incur liens;

•	make loans, guarantees, acquisitions and investments;

•	incur additional indebtedness;

•	engage in sale and leaseback transactions; and

•	amend or otherwise alter debt and other material agreements.

AirTran’s proposed credit facility will require AirTran to:

•	maintain certain financial ratios; and

•	maintain certain minimum cash levels.

The failure of AirTran or the combined company to comply with the covenants and restrictions contained in its indentures and other financing agreements could lead to a default under the terms of those agreements. AirTran cannot assure you that its future operating results will be sufficient to ensure compliance by the combined company with the covenants in its proposed acquisition credit facility or any covenants in assumed Midwest indebtedness or to remedy any such default. In addition, in the event of an acceleration, AirTran may not have or be able to obtain sufficient funds to make any accelerated payments. See the section captioned “The Offer—Source and Amount of Funds.” If such a default occurs, all amounts borrowed and all amounts due under other instruments that contain provisions for cross-acceleration or cross-default due and payable could be triggered. If that occurs, AirTran may not be able to make payments on its debt, meet its working capital and capital expenditure requirements, or be able to find additional alternative financing on favorable or acceptable terms.

The cash reserves of AirTran and the combined company could be adversely impacted in the event one or more of its credit card processors were to impose holdbacks on payments due to the company from credit card transactions.

AirTran currently has agreements with organizations that process credit card transactions arising from purchases of air travel tickets by its customers utilizing American Express, Discover and MasterCard/Visa. Credit card processors have financial risk associated with tickets purchased for travel because, although the processor generally forwards the cash related to the purchase to AirTran soon after the purchase is completed, the air travel generally occurs after that time, and the processor would have liability if AirTran does not ultimately provide the air travel. Each of our agreements with the organizations that process American Express, Discover, and MasterCard/Visa transactions allows, under specified conditions, the credit card processor to retain cash that such processor otherwise would deliver to AirTran, i.e., a “holdback”. Generally, in all of AirTran’s agreements, the holdbacks can be imposed at the discretion of the processor upon the occurrence of specified events, including material adverse changes in its financial condition, or if the processor reasonably believes AirTran will be unable to perform its obligations. AirTran believes it currently has adequate levels of unrestricted cash and short-term investments that are sufficient to prevent the imposition of holdbacks under ordinary circumstances. As of March 31, 2007, AirTran was in compliance with its credit card agreements and it had holdbacks with only one processor, which holdbacks were in amounts that were not material to AirTran’s cash balances.

A majority of AirTran’s revenues relate to credit card transactions processed by the MasterCard/Visa processor. AirTran’s agreement with the MasterCard/Visa credit card processor contains covenants that permit the processor to holdback cash remittances to AirTran, if AirTran does not maintain aggregate prescribed levels of unrestricted cash and short-term investments; the processor determines that there has been a material adverse occurrence; in the event of a change in control or sale of all, or substantially all, of the assets of AirTran; or certain other events occur. The amount which the processor may be entitled to withhold varies over time and is equal to the estimated liability for future air travel purchased with Visa and MasterCard cards (which liability was $178.8 million as of March 31, 2007). As of December 31, 2006, AirTran was in compliance with the agreement, no remittances had been withheld by such processor and such processor was not entitled to withhold future remittances. AirTran has the right to reduce the amount withheld to the extent that AirTran provides such processor with a letter of credit, a cash deposit, or a combination thereof.

Midwest likewise has agreements with organizations that process credit card transactions arising from purchases of air travel tickets by customers of Midwest. Midwest has one such agreement with an organization that processes MasterCard/Visa transactions. Such processing agreement was amended in January 2002 to allow the credit card processor to create and maintain a reserve account that is funded by retaining cash that such processor otherwise would deliver to Midwest, i.e., “restricted cash”. In the first quarter of 2006, Midwest and such credit card processor agreed to an extension of the agreement until March 31, 2007. The processor recently agreed to an extension of the agreement with the same terms and conditions through April 30, 2007. This extension included a provision that allows the credit card processor to change the holdback percentage at any time up to 100 percent. As of March 31, 2007, the restricted cash amount represented 85 percent of the credit card processor’s risk, or approximately $60.0 million.

Midwest also has agreements with American Express, Diners Club and Discover. As of March 31, 2007, American Express had retained cash related to Midwest credit card processing totaling $1.0 million, resulting in an aggregate of $61.0 million in restricted cash for MasterCard/Visa and American Express. Other existing Midwest credit card processors may require holdbacks in the future as well. The aggregate amount of additional holdback, if all Midwest processors required 100 percent as of March 31, 2007, would have been approximately $28.5 million.

Based on informal discussions with its existing credit card processors, AirTran believes that the acquisition of Midwest will not result in any actual new holdbacks being imposed following the offer and/or the merger; however, AirTran can not assure you that such situation will actually prevail in the future nor can AirTran assure you that any existing Midwest processor will release any existing restrictions as to tickets sold by Midwest prior to consummation of a second-step merger or at all. Accordingly, AirTran’s restricted cash and/or accounts receivable could temporarily increase until travel related to such existing Midwest holdbacks as are in existence prior to the consummation of the offer and/or the second-step merger has occurred.

In the event material holdbacks are imposed, the liquidity of AirTran or the combined company in the form of unrestricted cash and short-term investment assets would be reduced by the amount of the holdbacks and AirTran’s liquidity may be adversely affected.

AirTran’s agreement with its MasterCard/Visa processor expires March 31, 2008. AirTran’s other credit card processing agreements generally have no fixed term but are terminable without cause after 30 days’ notice and immediately upon the occurrence of various specified adverse events. The inability to enter into credit card processing agreements would have a material adverse effect on the business of AirTran and on the business of the combined company. AirTran believes that it will be able to continue to renew its existing credit card processing agreements or will be able to enter into new credit card processing agreements with other processors, although it can not assure you that it will always have these options in the future should it seek to exercise them.

Increased labor cost, union disputes, employee strikes and other labor-related disruption may adversely affect operations of the combined company.

Labor costs constitute a significant percentage of AirTran’s total operating costs and will continue to represent a significant percentage of the combined company’s total operating costs. A substantial portion of AirTran’s workforce is, and a substantial portion of the labor force of the combined company would be, represented by labor unions and covered by collective bargaining agreements.

AirTran’s post-acquisition business plan includes assumptions about labor costs going forward. Currently, the labor costs of both AirTran and Midwest are very competitive; however, we cannot assure you that labor costs going forward will remain competitive, because labor costs with respect to the former Midwest operations may be expected to increase over time to rates comparable to AirTran’s costs, because the labor agreements of the combined company may become amendable or because competitors may significantly reduce their labor costs.

Relations between air carriers and labor unions in the United States are governed by the Railway Labor Act, or the RLA. Under the RLA, collective bargaining agreements generally contain “amendable dates” rather than expiration dates, and the RLA requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a multi-stage and usually lengthy series of bargaining processes overseen by the National Mediation Board, or NMB. This process continues until either the parties have reached agreement on a new collective bargaining agreement, or the parties have been released to “self-help” by the NMB. Although in most circumstances the RLA prohibits strikes, after release by the NMB, carriers and unions are free to engage in self-help measures such as strikes and lock-outs.

According to Midwest’s most recent annual report on Form 10-K, pilots of Midwest Airlines and Midwest Connect are represented by the Air Line Pilots Association, or “ALPA,” while Midwest Airlines’ flight attendants are represented by the Association of Flight Attendants—CWA, AFL-CIO. Each of Midwest’s labor agreements become amendable in August 2008.

AirTran’s pilots are represented by the National Pilots Association, or NPA. AirTran’s agreement with its pilots became amendable in 2005 and is currently in mediation under the auspices of the National Mediation Board. AirTran’s flight attendants are represented by the Association of Flight Attendants, or AFA. AirTran’s agreement with the flight attendants becomes amendable in December 2008. AirTran’s dispatchers are represented by the Transport Workers Union, or TWU, and AirTran’s agreement with its dispatchers becomes amendable in January 2009. AirTran has four separate agreements with employee groups represented by the International Brotherhood of Teamsters, or IBT. AirTran’s agreement with its maintenance technicians and inspectors becomes amendable in October 2009. Its agreement with its technical training instructors becomes amendable in March 2010. Its agreement with its stores clerks becomes amendable in June 2010. AirTran’s agreement with its ground service equipment employees becomes amendable in September 2011.

Whether the applicable employee groups at Midwest and AirTran are represented by the same or different unions or whether only the employees of one particular employee group at one of the companies is represented, the NMB has established rules for merger procedures to guide the determination process for representation of the applicable employee group for the combined work force. Generally, the NMB can either declare which union will represent the work force or hold a secret ballot election. Following such determination, AirTran would bargain with the union designated by the NMB.

Of AirTran’s unions and employee organizations, the National Pilots Association, the International Brotherhood of Teamsters, Local 528 and the Transport Workers Union Local 540, as well as AirTran’s internal employee organizations, the Reservations Agent and Airport Agent Councils, signed a letter in December 2006 stating their support for the proposed acquisition of Midwest. AirTran believes its remaining labor union is supportive of a potential acquisition of Midwest, even though such union has made no public statement with respect to a potential transaction. Despite the foregoing, there is always the potential for labor-related litigation to arise in the context of an airline merger. Unions may seek to delay or halt a transaction, may seek monetary damages, either in court or in grievance arbitration, may seek to compel airlines to engage in the bargaining processes where the airline believes it has no such obligation, or may seek to assert rights to participate in corporate governance, including through board representation. There is a risk that one or more unions may pursue such judicial or arbitral avenues in the context of the merger, and if successful, could create additional costs that AirTran does not anticipate.

There is also a risk that disgruntled employees, either with or without union involvement, could engage in illegal slow-downs, work stoppages, partial work stoppages, sick-outs or other action short of a full strike that could individually or collectively harm the operation of the combined company and impair its financial performance.

While AirTran believes that its relations with labor are generally good, any strike or labor dispute with its unionized employees may adversely affect its ability to conduct business. The outcome of its collective bargaining negotiations cannot presently be determined. If AirTran is unable to reach agreement with any of its unionized work groups on future negotiations regarding the terms of their collective bargaining agreements or if additional segments of its workforce become unionized, AirTran may be subject to work interruptions or stoppages.

If the combined company incurs problems with any of its third party services providers, its operations could be adversely affected by a resulting decline in revenue or negative public perception about its services.

Ground handling services provided by third parties typically are of two types: under-wing only and complete ground handling. Under-wing ground handling services include, but are not limited to, marshaling the aircraft into and out of the gate, baggage and mail loading and unloading, lavatory and water servicing, de-icing and certain other services. Complete ground handling consists of public contact and under-wing services combined. Using AirTran employees, AirTran conducts complete ground handling services at 33 of the 51 airports it serves, including at its Atlanta hub. Of such airports, thirteen are also served by Midwest. At other airports, operations not conducted by AirTran employees are contracted to other air carriers, ground handling companies or fixed-base operators. AirTran has employees at each of such other airports to oversee its operations. Of the airports served by AirTran and Midwest, an additional eight airports are served solely by AirTran and an additional 32 airports are served solely by Midwest.

Reliance by AirTran on third party service providers will continue after any business combination and may result in the relative inability to control the efficiency and timeliness of all of AirTran’s outsourced ground handling operations. The combined company will continue to have agreements with contractors to provide various facilities and services required for its operations but AirTran has no information with respect to Midwest’s existing service agreements, including aircraft maintenance, ground facilities and baggage handling. AirTran’s service agreements generally are subject to termination after notice. AirTran intends to combine operations, gates and staffs at the airports served by the combined company to better serve customers, reduce costs and become more efficient. With the exception of certain Milwaukee originating or departing flights, there are limited duplicative flight operations. Each of AirTran and Midwest rely upon others to provide essential services on behalf of their respective operations. Although AirTran anticipates that combining service arrangements should be relatively smooth, any material problems with the efficiency and timeliness of contract services or the integration of service responsibilities could have a material adverse effect on the business, financial condition and results of operations of the combined company.

The use of Midwest’s premerger net operating losses, or NOLs, and certain other tax attributes by the combined company may be limited following the merger.

If the offer, either separately or along with the second-step merger, is completed, Midwest may be expected to under go an “ownership change,” as defined in Internal Revenue Code Section 382. When such an ownership change occurs, Section 382 limits the future ability of the combined company to utilize any net operating losses, or NOLs, generated before the ownership change and certain subsequently recognized “built-in” losses and deductions, if any, existing as of the date of the ownership change. The ability of the combined company to utilize new NOLs arising after the ownership change would not be affected. An ownership change generally occurs if certain persons or groups increase their aggregate ownership percentage in a corporation’s stock by more than 50 percentage points in the shorter of any three-year period or the period since the last ownership change.

AirTran’s business is, and the business of the combined company will be, dependent on the availability and price of aircraft fuel.

Aircraft fuel is a significant expenditure and, as a percentage of AirTran’s operating expenses, accounted for 36.5 percent in 2006, and 32.4 percent and 24.8 percent in 2005 and 2004, respectively and 33.8 percent and 34.2 percent in the quarters ending March 31, 2007 and March 31, 2006, respectively. Due to the effect of economic events on the price and availability of oil, the future availability and cost of aircraft fuel cannot be predicted with any degree of certainty. Although AirTran is currently able to obtain adequate supplies of aircraft fuel, it is impossible to predict the future availability or price of aircraft fuel. Political disruptions or wars involving oil-producing countries, changes in government policy concerning the production, transportation or marketing of aircraft fuel, changes in aircraft fuel production capacity, environmental concerns and other unpredictable events may result in fuel supply shortages and additional fuel price increases in the future. For 2007, if jet fuel increased $1 per barrel, AirTran’s fuel expense, net of fuel contract arrangements, would increase approximately $9.3 million based on current and projected operations, before taking into account any acquired Midwest operations.

AirTran’s operations are, and the combined company’s will be, largely dependant upon the availability of fuel in the Gulf Coast area.

AirTran’s operations are largely concentrated in the Southeast United States with Atlanta being the highest volume fueling point in the AirTran system. In addition, over 70 percent of AirTran’s fuel contracts are based on prices of jet fuel produced in the Gulf Coast area. Any disruption to the oil production or refinery in the Gulf Coast, as a result of weather or any other disaster could, among other potential effects, have a material adverse effect on the financial condition and results of operations of each of AirTran and the combined company, not only in East Coast routes but across the network due to disruptions in supply of jet fuel, dramatic escalations in the costs of jet fuel, and/or the failure of fuel providers to perform under fixed-price fuel purchase agreements of each of AirTran and the combined company.

AirTran endeavors and the combined company will endeavor to manage and mitigate the risks of changes in aviation fuel prices, where it believes appropriate, by entering into fixed-price fuel agreements and hedging arrangements. AirTran does not and the combined company will not enter into fuel hedge contracts for speculative purposes.

To the extent AirTran or the combined company does not hedge its aviation fuel risk or correspondingly adjust its fare levels, fluctuations in the market prices of jet fuel will have the effect of reducing or increasing the amount of profit AirTran or the combined company earns or the loss it incurs. Conversely, by entering into fixed-

price fuel agreements and hedging contracts, AirTran or the combined company may, in exchange for minimizing the risk of potential cost increases associated with aviation jet fuel costs, also thereby necessarily minimize the potential for additional gain associated with decreases in the price of such fuel. While AirTran has generally been able to enter into hedging transactions when it has sought such arrangements, no assurances can be given that the ability of AirTran or the combined company to enter into such transactions will not adversely be affected in the future by (i) limited interest in the provision of hedging arrangements by financial or other institutions, and (ii) the inability to procure fixed-price fuel agreements and hedging agreements as the result of some crisis (financial or other) associated with the supply of aviation fuel, political instability in oil producing countries or other developments which have otherwise affected the interest of financial or other institutions in entering into fuel hedging transactions in general. Likewise, AirTran can not assure you that counterparties to hedging agreements will always perform.

AirTran’s business is dependent on technology. The combined company will continue to rely heavily on automated systems to operate its business. Any failure of these systems, or the failure to integrate them successfully following the merger, among other potential effects, could harm the business of the combined company.

AirTran is increasingly dependent on technology initiatives to reduce costs and to maintain and enhance customer service in order to compete in the current business environment. AirTran and Midwest depend on automated systems to operate their respective businesses, including computerized airline reservation systems, flight operations systems, telecommunication systems and websites. AirTran has made significant investments in its website technology and Bye-Pass ™ check-in kiosks, and related initiatives across the system. The performance and reliability of AirTran’s technology is critical to its ability to attract and retain customers and its ability to effectively compete.

Website and reservation systems must be able to accommodate a high volume of traffic and deliver important flight information. Substantial or repeated website, reservations systems or telecommunication systems failures could reduce the attractiveness of services and could cause customers to purchase tickets from another airline. Furthermore, AirTran may need to utilize the existing automated systems of Midwest from and to the extent AirTran’s existing systems are not immediately scalable or until acquired operations can be fully integrated.

Any internal technology error or failure, or large scale external interruption in technology infrastructure on which AirTran is dependent, such as power, telecommunications or the Internet, may disrupt its technology network, result in the loss of data or the failure to capture data. Any individual, sustained or repeated failure of the technology of AirTran or the combined company could impact its customer service and result in increased costs and expenses and generally harm the business of AirTran or the combined company. Like all companies, AirTran’s technology systems may be vulnerable to a variety of sources of interruption due to events beyond its control, including natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers and other security issues. While AirTran has in place and continues to invest in technology security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly to prevent a business disruption and its adverse financial consequences to the business of AirTran or the combined company.

AirTran is, and the combined company would be, subject to various risks as a result of its fleet concentration in B717s.

As of May 1, 2007, AirTran has 87 B717 aircraft, which represented, as of such date, approximately 66 percent of its fleet. As of May 1, 2007, Midwest had 25 B717 aircraft and 13 MD-80 aircraft plus additional Midwest Connect regional service aircraft seating from 19 to 50 passengers. Had the acquisition of Midwest occurred as of such date, the combined company would have had approximately 71 percent of its fleet in B717 aircraft (assuming the concurrent retirement of Midwest’s MD80 aircraft and excluding regional service aircraft). Although AirTran does, and the combined company would, derive certain benefits in terms of reduced maintenance, training and other costs as a result, a concentration of its fleet in primarily one aircraft type may expose AirTran to certain risks in the event of, among other things, FAA action to ground that aircraft generally if actual or suspected defects were discovered in the future unique to that aircraft. Certain other carriers operating with more diversified fleets could be better able to withstand any such future event. In January 2005, the manufacturer of the B717 announced the discontinuance of the production of B717 aircraft in 2006. As a result, AirTran expects to experience increased costs in later years in connection with parts acquisition and/or maintenance for such aircraft.

The airline industry is intensely competitive.

The airline industry in general, and the low-fare sector in particular, is highly competitive. The competitors of AirTran and the combined company include other major domestic airlines as well as foreign, regional and new entrant airlines, some of which will have more financial resources and/or could have lower cost structures than the combined company, and other forms of transportation, including rail and private automobiles. In most of the markets which AirTran serves, and which the combined carrier would serve, it would compete with at least one other low-cost air carrier and one or more major legacy carriers. Its revenues will be sensitive to numerous factors, and the actions of other carriers in the areas of pricing, scheduling and promotions can have a substantial adverse impact on overall industry revenues. These factors may become even more significant in periods when the industry experiences large losses, as airlines under financial stress or in bankruptcy, may institute pricing structures intended to achieve near-term survival rather than long-term viability.

Each of AirTran and the combined carrier may face greater competition in the future. Any increased competition could have a negative impact on each of their business and operating results.

The profitability of the operations of AirTran are, and of the combined company will be, influenced by economic conditions as demand for discretionary travel diminishes during economic downturns.

The profitability of AirTran’s operations is influenced by the condition of the United States economy, which may impact the demand for discretionary travel and AirTran’s competitive pricing position. A substantial portion of its business is discretionary travel, which declines during economic downturns.

Interruption or disruptions in service at AirTran’s existing hub or at one of the hub airports of the combined company could have a material adverse impact on operations.

AirTran’s business strategy has historically focused on adding flights to and from its Atlanta base of operations. AirTran continues to expand the scope and growth of its route network to increase the amount of non-Atlanta flights: going from approximately ten percent of its daily departures outside of Atlanta during 2000 to approximately 34 percent of its daily departures at year-end 2006. While AirTran has reduced its dependence on Atlanta, a non-strategic, external reduction in its share of the Atlanta market or reduced passenger traffic to or from Atlanta could have a material adverse effect on its financial condition and results of operations. AirTran expects that the combined company would operate primarily through primary hubs in Atlanta and Milwaukee, and secondary hubs/focus cities in Kansas City, Baltimore-Washington, Orlando, Boston and Chicago-Midway. A majority of the flights of the combined company would either originate or fly into one of such hubs. A significant interruption or disruption in service at one of such hubs or, to a lesser degree, a secondary hub/focus city could result in the cancellation or delay of a significant portion of flights and, as a result, could have an adverse impact on the business, operations and financial performance of the combined company.

The business of the combined company will continue to be subject to weather factors and seasonal variations in airline travel, which cause results to fluctuate.

Operations of the combined company will continue to be vulnerable to weather conditions in parts of the combined network that could disrupt service, create air traffic control problems, decrease revenue, and increase costs, such as during hurricane season in the Caribbean and Southeast United States, and snow and severe winters in the Midwest and Northeast United States. In addition, the air travel business historically fluctuates on a seasonal basis. Due to the greater demand for air and leisure travel during the summer months, revenues in the airline industry in the second and third quarters of the year tend to be greater than revenues in the first and fourth quarters of the year. The results of operations of the combined company will likely reflect weather factors and seasonality, and therefore quarterly results are not necessarily indicative of those for an entire year and the prior results of AirTran and Midwest are not necessarily indicative of the combined company’s future results. In addition, the dependence of AirTran and the combined company on a primary hub and on a route network operating largely on the East Coast make and will make the combined company more susceptible to adverse weather conditions and other traffic delays along the East Coast than some of its competitors that may be better able to spread these traffic risks over larger route networks.

The maintenance costs of AirTran and the combined company are expected to increase.

AirTran’s recent maintenance expenses have been lower than what it expects to incur in the future because of the young age of its B717 and B737 aircraft fleet. AirTran’s maintenance costs are expected to increase as these aircraft age and utilization increases. The acquisition of Midwest may result in an additional temporary increase in maintenance costs associated with the operation of Midwest’s existing MD80 aircraft until such aircraft can be retired from service and replaced with B737 aircraft or other modern aircraft.

AirTran’s reputation and financial results, as well as those of the combined company, could be negatively affected in the event of a major aircraft accident.

An accident involving one of AirTran’s or the combined company’s aircraft could involve not only repair or replacement of the damaged aircraft and its consequent temporary or permanent loss from service, but also significant potential claims of injured passengers and others. Moreover, any aircraft accident, even if fully insured, could cause a public perception that AirTran’s or the combined company’s aircraft are less safe or reliable than other airlines, and that could have a negative effect on AirTran’s or the combined company’s business. The occurrence of one or more incidents or accidents involving AirTran’s or the combined company’s aircraft could have a material adverse effect on the public’s perception of AirTran and its future operations either before or after completion of the offer or a second-step merger.

AirTran and the combined company will be required by the DOT to carry liability insurance on each of its aircraft. AirTran currently maintains liability insurance in amounts and of the type consistent with industry practice. Although AirTran currently believes its insurance coverage is adequate, the amount of such coverage may be changed in the future or AirTran may be forced to bear substantial losses from accidents. Substantial claims resulting from an accident in excess of related insurance coverage could have a material adverse impact on AirTran’s business and financial results.

AirTran and the combined company will continue to be subject to extensive regulation by the FAA, the DOT, and other governmental agencies, compliance with which could cause AirTran to incur increased costs and negatively affect its business and financial results.

AirTran and airlines in general are subject to a wide range of governmental regulation, including regulation by the FAA. A modification, suspension or revocation of any of the FAA authorizations or certificates of AirTran or the combined company could adversely impact its business.

In the last several years, Congress has passed laws and the FAA has issued a number of maintenance directives and other regulations. These requirements impose substantial costs on airlines. Additional laws and regulations have been proposed from time to time that could significantly increase the cost of airline operations or reduce revenues by imposing additional requirements or restrictions on operations. Laws and regulations have also been considered that would prohibit or restrict the ownership and/or transfer of airline routes or takeoff and landing slots. Also, the availability of international routes to United States carriers is regulated by treaties and related agreements between the United States and foreign governments that may be amended from time to time, or because appropriate slots or facilities may not be available. AirTran cannot assure you that laws or regulations enacted in the future will not adversely affect operating costs of a combined carrier, or its ability to conduct operations outside of the United States. AirTran cannot predict what laws and regulations may be adopted or their impact, and AirTran cannot guarantee that laws or regulations currently proposed or enacted in the future will not adversely affect it.

Increases in insurance costs or reduction in insurance coverage may adversely impact the operations and financial results of AirTran or the combined company.

The terrorist attacks of September 11, 2001 led to a significant increase in insurance premiums and a decrease in the insurance coverage available to commercial airline carriers. Accordingly, AirTran’s, and likely Midwest’s, insurance costs increased significantly. Likewise, the ability of AirTran or the combined company to continue to obtain insurance even at current prices will remain uncertain. Pursuant to the Airline Transportation and System Stabilization Act, the federal government stepped in to provide supplemental third-party war-risk insurance coverage to commercial carriers for renewable 60-day periods, at substantially lower premiums than prevailing commercial rates and for levels of coverage not available in the commercial market. In November 2002, Congress passed the Homeland Security Act of 2002, which mandated the federal government to provide third-party, passenger, and hull war-risk insurance coverage to commercial carriers through August 31, 2003, and which permitted such coverage to be extended by the government through December 31, 2003. The Emergency Wartime Supplemental Appropriations Act extended the government’s mandate to provide war-risk insurance until December 31, 2004. Pursuant to the Consolidated Appropriations Act of 2005, Congress further extended the government’s mandate to provide war-risk insurance until August 31, 2005 at the discretion of the Secretary of Transportation. During 2006, the coverage was extended in six month increments. Currently, AirTran has received certification of coverage through August 31, 2007. If the federal insurance program terminates, both AirTran and the combined company would likely face a material increase in the cost of war-risk insurance. Because of the competitive pressures in the industry, the ability of both AirTran and the combined company to pass along additional insurance costs to passengers may be limited. As a result, further increases in insurance costs or reductions in available insurance coverage could harm earnings. Any coverage that might be available to AirTran through commercial aviation insurers also could have substantially less desirable terms, and might not be adequate to protect its risk, which could harm its business.

The travel industry, which was materially adversely affected by the September 11, 2001 terrorist attacks, continues to face on-going security concerns and cost burdens associated with security.

The terrorist attacks of September 11, 2001 materially impacted and continue to impact air travel beyond insurance costs. In November 2001, the President signed into law the Aviation and Transportation Security Act, or the Aviation Security Act. This law federalized substantially all aspects of civil aviation security, creating a new Transportation Security Administration, or TSA. Under the Aviation Security Act, substantially all security screeners at airports are now federal employees and significant other elements of airline and airport security are now overseen and performed by federal employees, including federal security managers, federal law enforcement officers, federal air marshals and federal security screeners. Among other matters, the law mandates improved flight deck security, deployment of federal air marshals onboard flights, improved airport perimeter access security, airline crew security training, enhanced security screening of passengers, baggage, cargo, mail, employees and vendors, enhanced training and qualifications of security screening personnel, additional provisions of passenger data to U.S. Customs and enhanced background checks. These increased security procedures introduced at airports since the attacks have increased costs to airlines.

Future acts of terrorism or escalation of U.S. military involvement overseas could adversely affect the airline industry.

Even if not directed at the airline industry, a future act of terrorism, the threat of such acts or escalation of United States military involvement overseas could have an adverse effect on the airline industry. In the event of a terrorist attack, the airline industry would likely experience significantly reduced demand. AirTran cannot assure you that these actions, or consequences resulting from these actions, will not harm its business or the airline industry generally.

The airline industry has incurred significant losses resulting in airline restructurings and bankruptcies, which could result in changes in the industry.

As a result of slower general economic conditions, the continuing impact of the September 11, 2001 terrorist attacks, attempted terrorist attacks, the high price of fuel and military action in Iraq, the airline industry experienced a decline in demand which resulted in record financial losses. In response to the adverse financial results the airline industry has experienced, most airlines have taken actions in an effort to reduce losses, such as reducing capacity, reducing employee headcount, limiting service offerings, renegotiating labor contracts and reconfiguring flight schedules, as well as other efficiency and cost-cutting measures. Despite these actions, financial losses in the airline industry have continued into 2007 and it is foreseeable that further airline reorganizations, bankruptcies or consolidations may occur, which could serve to reduce AirTran’s cost advantage. AirTran cannot assure you that the occurrence of these events or potential changes resulting from these events will not harm its business or the airline industry generally.

Major airlines are reducing their cost structures through various methods, these changes could reduce AirTran’s cost advantage.

Airline strategic combinations or industry consolidations could have an impact on operations in ways yet to be determined.

The strategic environment in the airline industry changes from time to time as carriers implement varying strategies in pursuit of profitability, including consolidation to expand operations and increase market strength and entering into global alliance arrangements. Similarly, the bankruptcy or reorganization of one or more of AirTran’s competitors may result in rapid changes to the identity of AirTran’s competitors in particular markets, a substantial reduction in the operating costs of AirTran’s competitors or the entry of new competitors into some or all of the markets AirTran serves.

Additionally, AirTran has sought to acquire gates and other assets from other carriers. In the event AirTran completes one or more acquisitions, including or in addition to the acquisition of Midwest, it may be subject to a variety of risks including risks associated with an ability to integrate acquired assets or operations into AirTran’s existing operations, higher costs or unexpected difficulties or problems with acquired assets or entities including different flight equipment, outdated or incompatible technologies, labor difficulties, or an inability to realize anticipated synergies and efficiencies. Whether within anticipated timeframes or at all, one or more of such risks, if realized, could have an adverse impact on its operations. AirTran is unable to predict exactly what effect, if any, changes in the strategic landscape might have on its business, financial condition and results of operations.

If AirTran loses key senior management or is unable to attract and retain the talent required for its business, its operating results could suffer.

AirTran’s performance depends largely on the efforts and abilities of its members of senior management. These executives have substantial experience and expertise in AirTran’s business and have made significant contributions to its growth and success. The unexpected loss of services of one or more of these individuals could have an adverse effect on AirTran’s business. AirTran will need to attract and retain additional qualified personnel and develop, train and manage an increasing number of management-level employees. AirTran cannot assure you that it will be able to attract and retain personnel as needed in the future.

AirTran’s stock price may fluctuate significantly following the acquisition of Midwest, and you could lose all or part of your investment as a result.

The price of AirTran common stock may fluctuate significantly following the acquisition of Midwest as a result of many factors in addition to the factors discussed in the these risk factors. These factors, some or all of which are beyond AirTran’s control, include:

•	actual or anticipated fluctuations in AirTran’s operating results;

•	changes in expectations as to AirTran’s future financial performance or changes in financial estimates of securities analysts;

•	success of AirTran’s operating and growth strategies;

•	investor anticipation of competitive and industry threats, whether or not warranted by actual events;

•	operating and stock price performance of other comparable companies; and

•	realization of any of the risks described in these risk factors.

In addition, the stock market recently has experienced extreme volatility that often has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of AirTran common stock, regardless of AirTran’s actual operating performance.

AirTran’s anti-takeover provisions may delay or prevent a change of control of AirTran, which could adversely affect the price of AirTran common stock.

The existence of some provisions in AirTran’s corporate documents and Nevada law may delay or prevent a change in control of AirTran, which could adversely affect the price of AirTran common stock. AirTran’s certificate of incorporation and AirTran’s bylaws contain some provisions that may make the acquisition of control of AirTran more difficult, including provisions relating to the nomination, election and removal of directors, the structure of the board of directors, and limitations on actions by AirTran shareholders. In addition, Nevada law also imposes some restrictions on mergers and other business combinations between AirTran and any holder of 10% or more of its outstanding common stock. See the section captioned “Description of AirTran Capital Stock” for a summary of these anti-takeover provisions.

AirTran’s financial results could be negatively impacted by any impairment of goodwill or other intangible assets required by SFAS 142.

In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), AirTran tests goodwill and other intangible assets for impairment at least annually. As a consequence of the acquisition of Midwest, AirTran’s consolidated balance sheet would likely include a material goodwill asset. In the event that in the future AirTran determines that its goodwill has been impaired, AirTran would be required to record a charge to its results of operations corresponding to the amount of goodwill impaired.

COMPARATIVE MARKET PRICE DATA

Shares of AirTran common stock are listed on the New York Stock Exchange under the symbol “AAI” and shares of Midwest common stock are listed on the American Stock Exchange under the symbol “MEH.”

As reported on their respective exchanges, the following table sets out historical closing prices per share for shares of AirTran common stock and shares of Midwest common stock on October 20, 2006, the last full trading date before AirTran’s initial communication to Midwest of AirTran’s desire to acquire Midwest, and on May 9, 2007, the most recent practicable date before the mailing of the prospectus and offer to exchange as an exhibit to the proxy statement with respect to the three nominees of AirTran to the Midwest board. Because the number of shares of AirTran common stock you will receive per share of Midwest common stock is fixed at 0.5842 of a share of AirTran common stock, the value of the AirTran common stock you will receive will fluctuate as the market price of AirTran common stock changes. The table below illustrates the value of the AirTran common stock and cash (exclusive of cash payable from the sale of fractional shares) you would have received based on the market prices on the respective dates, had an offer been concluded on such respective dates.

			IMPLIED VALUE OF AIRTRAN OFFER PER MIDWEST SHARE
DATE	PRICE OF AIRTRAN COMMON STOCK (NYSE)	PRICE OF MIDWEST COMMON STOCK (AMEX)	CASH	STOCK	TOTAL
October 20, 2006	$11.05	$8.95	$9.00	$6.4554	$15.4554
May 9, 2007	$11.78	$14.34	$9.00	$6.8819	$15.8819

The market prices of AirTran common stock and Midwest common stock may fluctuate during the offer period and thereafter, and may be different from the prices set forth above on the expiration date and at the time you receive your shares of AirTran common stock. YOU ARE ENCOURAGED TO OBTAIN CURRENT MARKET QUOTATIONS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER. See the section captioned “The Offer—Effect of the Offer on the Market for Shares of Midwest Common Stock; American Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations” for a discussion of the possibility that Midwest’s Shares will cease to be listed on the American Stock Exchange.

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The table set forth below depicts historical information about basic and diluted income per share, book value per share and the ratio of earnings to fixed charges for both AirTran and Midwest for the three-month period ended March 31, 2007 and the fiscal year ended December 31, 2006, on a historical basis, and for AirTran and Midwest on an unaudited pro forma combined basis after giving effect to the transaction. The pro forma data of the combined company assumes a 100% acquisition of Midwest Shares and was derived by combining the historical consolidated financial information of AirTran and Midwest as described elsewhere in this prospectus and offer to exchange. The equivalent pro forma per share data for Midwest assumes that 0.5842 of a share of AirTran common stock will be received for each share of Midwest common stock. For a discussion of the assumptions and adjustments made in the preparation of the pro forma financial information presented in this prospectus and offer to exchange, see the section captioned “Unaudited Pro Forma Condensed Combined Financial Statements.”

The following pro forma financial information allocates the entire excess of purchase price over the carrying value of Midwest’s net assets to goodwill as AirTran does not have information related to Midwest’s business necessary to complete a preliminary purchase price allocation in accordance with U.S. generally accepted accounting principles, referred to in this document as “GAAP”. Actual amounts, determined on the basis of more detailed information, will differ from the amounts reflected below.

You should read the information presented in the tables below together with the historical financial statements of AirTran and Midwest and the related notes, which, are incorporated herein by reference, and the “Unaudited Pro Forma Condensed Combined Financial Statements” appearing elsewhere in this prospectus and offer to exchange. The pro forma data is unaudited and for illustrative purposes only. The companies may have performed differently had they always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will achieve after the consummation of the offer. This pro forma information is subject to risks and uncertainties, including those discussed under the section captioned “Risk Factors.”

(dollars in thousands except per share and ratio data)

	Three Months ended March 31, 2007	Year ended December 31, 2006
AirTran historical data
Income per share
Basic	$0.03	$0.17
Diluted	$0.03	$0.17
Book value per share	$4.34	$4.20
Ratio of earnings to fixed charges:
Income before taxes	$4,197	$25,929
Fixed charges	57,385	207,660

Total earnings	$61,582	$233,589

Fixed charges:
Interest expense including amortization of debt costs	$20,143	$64,392
Interest element of rentals	40,723	156,799

Total fixed charges	$60,866	$221,191

Ratio of earnings to fixed charges	1.0	1.1

(dollars in thousands except per share and ratio data)

	Three Months ended March 31, 2007			Year ended December 31, 2006
AirTran and Midwest pro forma combined data
Pro forma income per share
Basic		$0.07			$0.09
Diluted		$0.07			$0.08
Pro forma book value per share		$5.34		$	[	]
Pro forma ratio of earnings to fixed charges
Earnings:
Income before income taxes		$7,189			$12,081
Fixed charges		[	]		[	]

Total earnings	$	[	]	$	[	]

Fixed charges:
Interest expense including amortization of debt costs	$	[	]	$	[	]
Interest element of rentals		[	]		[	]

Total fixed charges	$	[	]	$	[	]

Ratio of earnings to fixed charges			(3)

Midwest historical data(1)
Income per share:
Basic		$0.34			$0.30
Diluted		$0.31			$0.29
Book value per share		$2.34			$1.10
Ratio of earnings to fixed charges
Earnings:
Income before income taxes		$7,996			$5,009
Fixed charges		[	]		[	]

Total earnings	$	[	]	$	[	]

Fixed charges:
Interest expense including amortization of debt costs	$	[	]	$	[	]
Interest element of rentals		[	]		[	]

Total fixed charges	$	[	]	$	[	]

Ratio of earnings to fixed charges		[	]		[	]

Midwest equivalent pro forma per share data(1)
Income
Basic		$0.20			$0.05
Diluted		$0.18			$0.05
Book value per common share		$3.12		$	[	]

(1)

The Midwest historical data set forth in this offer to exchange does not include fixed charges data or ratio of earnings to fixed charges data because Midwest has not filed such data with the SEC. The AirTran and Midwest pro forma combined data set forth in this offer to exchange does not include fixed charges data or ratio of earnings to fixed charges data because the Midwest data needed to compile such pro forma combined data has not been filed with the SEC. The information included in this prospectus which is based on the financial information of Midwest is based on Midwest’s published financial information in its filings with the SEC and includes all information which AirTran possesses or can derive without unreasonable effort or expense.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AIRTRAN

The following table sets forth a summary of selected historical financial data of AirTran for each of the three month periods ended March 31, 2007 and 2006, and for each of the years in the five-year period ended December 31, 2006. This information is derived from, and should be read in conjunction with, the audited consolidated financial statements of AirTran and the unaudited interim consolidated financial statements of AirTran, which are incorporated herein by reference. The operating results for the three month period ended March 31, 2007 are not indicative of the results for the remainder of the fiscal year or any future period. AirTran’s management believes that its respective unaudited consolidated interim financial statements reflect all adjustments that are necessary for a fair statement of the results for the interim periods presented. See the section captioned “Where You Can Find More Information.”

	Three months ended March 31,			Year ended December 31,
	2007		2006	2006		2005		2004		2003		2002

Statement of Operations Data:
(in thousands, except per share data)
Operating revenues	$504,525		$416,042	$1,893,355		$1,450,544		$1,041,422		$918,040		$733,370
Net income (loss)	$2,447		$(8,810)	$15,514		$8,076		$10,103	(1)	$100,517	(2)	$10,745	(3)
Earnings (loss) per common share:
Basic	$0.03		$(0.10)	$0.17		$0.09		$0.12		$1.33		$0.15
Diluted	$0.03		$(0.10)	$0.17		$0.09		$0.11		$1.21		$0.15

Balance Sheet Data:
(in thousands)
Total assets	$1,862,779		$1,354,419	$1,601,584		$1,160,017		$903,579		$808,364		$473,450

Long-term debt obligations including current maturities at year-end	$940,088		$564,110	$811,110		$472,599		$313,970		$246,836		$210,173

Selected Operating and Other Data:
Revenue passengers	5,080,108		4,487,485	20,051,219		16,638,214		13,170,230		11,651,340		9,653,777
Revenue passenger miles (RPM) (000s)(4)	3,648,119		3,060,268	13,836,378		11,301,534		8,479,262		7,143,125		5,581,263
Available seat miles (ASM) (000s)(5)	5,207,132		4,321,744	19,007,416		15,369,505		11,977,443		10,046,385		8,255,809
Passenger load factor(6)	70.1%		70.8%	72.8%		73.5%		70.8%		71.1%		67.6%
Break-even load factor(7)	69.4%		73.3%	71.7%		72.9%		69.6%		64.1%		66.7%
Average fare	$94.29		$88.99	$90.58		$83.98		$76.33		$76.38		$73.93
Average yield per RPM(8)	13.13	¢	13.05 ¢	13.13	¢	12.36	¢	11.86	¢	12.46	¢	12.79	¢
Passenger revenue per ASM(9)	9.20	¢	9.24 ¢	9.56	¢	9.09	¢	8.39	¢	8.86	¢	8.64	¢
Operating cost per ASM (CASM)(10)	9.43	¢	9.89 ¢	9.74	¢	9.28	¢	8.45	¢	8.28	¢	8.51	¢
Average stage length (miles)	681		646	652		651		628		599		567
Average cost of aircraft fuel per gallon, including fuel taxes	$2.01		$2.06	$2.17		$1.81		$1.22		$0.98		$0.90
Average daily utilization (hours: minutes)(11)	10:54		11:12	11:06		11:00		10:54		10:56		10:36
Number of operating aircraft in fleet at end of year	132		110	127		105		87		74		65

(1)

Includes a $1.3 million benefit related to AirTran’s unsuccessful bid for certain leased gates and other assets of another airline at Chicago’s Midway airport and $1.5 million of additional fuel expense related to prior periods.

(2)	Includes a $38.1 million payment under the Wartime Act, deferred debt discount/issuance cost-write-off of $12.3 million and reversal of a tax valuation allowance of $15.9 million.
(3)	Includes a $0.6 million grant from the U.S. government pursuant to the Air Transportation Safety and System Stabilization Act.
(4)	The number of scheduled revenue miles flown by passengers.
(5)	The number of seats available for passengers multiplied by the number of schedule miles each seat is flown.
(6)	The percentage of aircraft seating capacity that is actually utilized (RPMs divided by ASMs).
(7)	The percentage of seats that must be occupied by revenue passengers in order for us to break even on a pre-tax income basis.
(8)	The average amount one passenger pays to fly one mile.
(9)	Passenger revenue divided by ASMs.
(10)	Operating expenses divided by ASMs.
(11)	The average amount of time per day that an aircraft flown is operated in revenue service.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF MIDWEST

The following table sets forth a summary of selected historical financial data of Midwest for each of the three month periods ended March 31, 2007 and 2006, and for each of the years in the five-year period ended December 31, 2006. This information is derived from, and should be read in conjunction with, the audited consolidated financial statements of Midwest and the unaudited interim consolidated financial statements of Midwest, which are incorporated herein by reference. The operating results for the three month period ended March 31, 2007 are not indicative of the results for the remainder of the fiscal year or any future period. Midwest’s management believes that its respective unaudited consolidated interim financial statements reflect all adjustments that are necessary for a fair statement of the results for the interim periods presented. See the section captioned “Where You Can Find More Information.”

	Three months ended March 31,		Year ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Statement of Operations Data:
Total operating revenues	$165,776	$150,749	$664,501	$522,989	$415,246	$383,948	$426,974
Total operating expenses (1)	159,088	160,029	663,909	588,157	460,498	414,412	481,232

Operating income (loss)	6,688	(9,280)	592	(65,168)	(45,252)	(30,464)	(54,258)
Other income (expense), net (2)	1,308	597	4,417	142	(1,933)	10,038	38,023
Net income (loss)	7,996	(8,683)	5,412	(64,886)	(43,132)	(13,278)	(10,552)
Income (loss) per common share—basic:
Net income (loss)	0.34	(0.49)	0.30	(3.71)	(2.47)	(0.85)	(0.72)
Income (loss) per common share—diluted:
Net income (loss)	0.31	(0.49)	0.29	(3.71)	(2.47)	(0.85)	(0.72)
Balance Sheet Data:
Property and equipment, net	153,644	156,799	154,962	158,822	181,863	192,805	224,564
Total assets	399,501	357,339	356,451	351,344	360,729	396,239	376,606
Long-term debt (3)	20,318	46,068	42,090	46,880	50,478	53,642	16,903
Shareholders’ equity	$58,039	$10,014	$21,822	$17,256	$81,379	$124,317	$125,127

(1)

Total operating expense for the three months ended March 31, 2007 includes a $19.9 million expense reduction related to an adjustment to the fair value of fixed fuel contracts. Total operating expenses for 2005 include a $15.6 million impairment charge related to early retirement of two MD-81 aircraft. Total operating expenses for 2003 include $5.0 million associated with the early recognition of lease expense on seven DC9 aircraft removed from service during the year, and a $4.0 million loss recorded on the sale/leaseback of one MD80 aircraft. Total operating expenses for 2002 include a $29.9 million impairment charge related to the early retirement of the Company’s DC9 fleet.

(2)

Other income (expense), net for 2003 includes $11.4 million associated with the federal reimbursement of security costs. Other income (expense), net for 2002 includes $39.5 million associated with the Fairchild arbitration settlement over the cancellation of the 428JET program.

(3)

Long-term debt for the three month periods ending March 31, 2007 and 2006, and the years ended December 31, 2006, 2005, 2004, 2003 and 2002 does not include current maturities and does not include amounts due for progress payments on the Boeing B717 aircraft program, as these obligations are offset by purchase deposits.

	Thee months ended March 31,				Year ended December 31,
	2007		2006		2006		2005		2004		2003		2002
Selected Operating and Other Data (1):
Midwest Airlines, Inc.
Revenue passenger miles (“RPMs”) (000s)	976,305		886,035		3,827,111		3,121,785		2,296,252		1,968,753		1,966,186
Available seat miles (“ASMs”) (000s)	1,326,173		1,254,077		5,040,712		4,417,682		3,685,372		3,036,287		3,255,348
Scheduled service available seat miles (000s)(2)	1,313,498		1,225,977		4,982,631		4,358,678		3,554,656		2,967,844		3,190,943
Passenger load factor	74.3%		72.3%		76.8%		71.6%		64.6%		66.3%		61.6%
Revenue yield (cents per RPM)	12.6	¢	12.3	¢	12.9	¢	11.9	¢	12.2	¢	13.2	¢	15.5	¢
Revenue per scheduled service ASM (cents per ASM)(2)	9.4	¢	8.9	¢	9.9	¢	9.0	¢	8.2	¢	9.2	¢	10.0	¢
Cost per total ASM (cents per mile)	10.0	¢	10.8	¢	11.3	¢	11.2	¢	10.4	¢	11.3	¢	12.5	¢
Aircraft in service at period-end(3)	36		36		36		34		30		28		32
Number of FTE employees at period-end	2,143		1,954		2,101		1,905		2,057		1,904		2,410
Skyway Airlines, Inc. d/b/a Midwest Connect
Revenue passenger miles (000s)	57,601		58,256		259,283		242,210		203,895		203,808		193,350
Available seat miles (000s)	90,047		94,257		380,407		382,251		362,785		382,265		395,839
Scheduled service available seat miles (000s)(2)	90,047		93,890		380,040		381,983		362,505		382,200		395,591
Passenger load factor	64.0%		62.0%		68.2%		63.4%		56.2%		53.3%		48.9%
Revenue yield (cents per RPM)	37.8	¢	38.1	¢	37.2	¢	36.1	¢	36.8	¢	33.3	¢	37.5	¢
Revenue per scheduled service ASM (cents per ASM)(2)	24.2	¢	23.6	¢	25.4	¢	23.5	¢	21.3	¢	18.2	¢	18.4	¢
Cost per total ASM (cents per mile)	33.0	¢	29.9	¢	29.4	¢	27.3	¢	23.0	¢	20.3	¢	20.2	¢
Aircraft in service at year-end(3)	19		20		19		21		22		24		25
Number of FTE employees at year-end	933		1,005		919		1,001		774		603		593

(1)	Revenue passenger miles, revenue per ASM, available seat miles, passenger load factor and revenue yield are for scheduled service operations. The other statistics include charter operations.
(2)	Passenger, cargo and other transport-related revenue divided by scheduled service ASM (expressed in cents). Charter revenue is excluded from the calculation.
(3)	Aircraft acquired, but not yet placed in service, are excluded from the aircraft in service statistics.

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following table sets forth selected pro forma combined financial data derived from (i) the unaudited consolidated interim financial statements of AirTran for the three-month period ending March 31, 2007, and the audited consolidated financial statements of AirTran for the fiscal year ended December 31, 2006 and (ii) the unaudited consolidated interim financial statements of Midwest for the three-month period ended March 31, 2007, and the audited consolidated financial statements of Midwest for the fiscal year ended December 31, 2006, all of which are incorporated by reference into this prospectus.

The following pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of (i) results of operations and financial position that would have been achieved had the consummation of the offer taken place on the dates indicated or (ii) the future operations of the combined company. The following information is only for the limited purpose of presenting what the results of operations and financial position of the combined businesses of AirTran and Midwest might have looked like had the offer taken place at an earlier date and should not be relied on for any other purpose. The following pro forma financial information allocates the entire excess of purchase price over the carrying value of Midwest’s net assets to goodwill as AirTran does not have information related to Midwest’s business necessary to complete a preliminary purchase price allocation in accordance with U.S. GAAP. Actual amounts, determined on the basis of more detailed information, will differ from the amounts reflected below. The allocation of the entire excess purchase price over the carrying value of Midwest’s net assets to goodwill will have the effect of understating depreciation and amortization expense to the extent the fair values of depreciable and amortizable assets exceed their carrying values. For a discussion of the assumptions and adjustments made in the preparation of the pro forma financial information presented in this prospectus, see the section captioned “Unaudited Pro Forma Condensed Combined Financial Statements.” You can find more information about the offer in the section captioned “The Offer.”

The following pro forma financial information should be read in conjunction with:

•	the Unaudited Pro Forma Condensed Combined Financial Statements and the accompanying notes in the section captioned “Unaudited Pro Forma Condensed Combined Financial Statements;”

•

financial statements of AirTran for the year ended December 31, 2006 and for the three-month period ended March 31, 2007 and the notes relating thereto, which are incorporated by reference into this prospectus; and

•

financial statements of Midwest for the fiscal year ended December 31, 2006 and for the three-month period ended March 31, 2007 and the notes relating thereto, which are incorporated by reference into this prospectus.

	Three months ended March 31, 2007	Year ended December 31, 2006

Statement of Earnings Data
Revenues	$670,301	$2,557,856
Net income	$7,295	$9,065
Income per share
Basic	$0.07	$0.09
Diluted	$0.07	$0.08
Weighted-average shares outstanding
Basic	106,052	105,218
Diluted	107,595	107,150

March 31, 2007
(in thousands)
Balance Sheet Data
Total assets	$2,598,690
Long-term debt including current maturities and capital lease obligations	$1,186,929
Shareholders’ equity	$565,896

THE COMPANIES

AirTran

AirTran is the parent company of AirTran Airways, Inc., one of the largest low fare scheduled airlines in the United States in terms of departures and seats offered. AirTran operates scheduled airline service primarily in short-haul markets, principally in the eastern United States, with a majority of its flights originating and terminating at its hub in Atlanta, Georgia. As of May 1, 2007, AirTran operated 87 Boeing 717 (B717) and 45 Boeing 737 (B737) aircraft, making approximately 730 scheduled flights per day to 56 destinations across the United States and the Bahamas.

AirTran reported profitable operations for the year ended December 31, 2006 and the quarter ended March 31, 2007 and was one of only a few domestic airlines to report profitable operations for the year ended December 31, 2005. AirTran has created what it believes to be a successful business model by targeting value-oriented business and leisure travelers with high quality service at affordable fares. AirTran’s service is designed not only to satisfy the transportation needs of its target customers, but also to provide customers with a travel experience worth repeating. The success of this strategy is evidenced by the 20.1 million revenue passengers who flew AirTran during 2006, a 20.5 percent increase from 2005, and the 16.6 million revenue passengers who flew AirTran during 2005, a 26.3 percent increase from the 13.2 million revenue passengers AirTran served in the prior year. AirTran achieved these results with a cost structure that ranks among the lowest in the airline industry.

In 2005, AirTran undertook a number of key initiatives to strengthen its competitive position, including expanded distribution agreements, improvements to its online ticketing software and its website generally, improvements in its self-service ticketing and check-in kiosks, and the installation of XM Satellite Radio on its fleet. With the addition, as of May 1, 2007, of 45 new B737 aircraft, AirTran Airways, Inc. operates one of the youngest all Boeing fleets of any major carrier in the aviation industry today.

Business Strategy

Quality Low Fare Service. AirTran established its competitive position by providing affordable fares that appeal to price conscious travelers. AirTran has grown its business through innovative product offerings designed to enhance the entire airline travel experience of its customers while maintaining affordable fares. The AirTran experience features:

•	competitive fares offered in an easy to understand fare structure;

•	user-friendly automated services for reservations, ticketing and check-in through its award winning website, airtran.com, and ByePass™ airport self-service kiosks;

•	customer friendly services, including

•	a highly affordable business class on every flight,

•	advance seat assignments, and

•	special amenities throughout the AirTran fleet, including XM Satellite Radio, which AirTran introduced to the air travel industry and deploys across its entire fleet; and

•	some of the industry’s fastest growing customer loyalty programs, including its

•	A-Plus Rewards™ program, and

•	A2B™ corporate travel program.

Through the AirTran experience, AirTran has created an air travel product with broad appeal that generates a growing number of repeat customers.

AirTran believes its comparatively low-cost structure will enable it to continue its existing successful strategies and expand its network, as well as provide it with opportunities to further enhance the AirTran experience in innovative ways and stimulate increased demand for air travel from existing and new customers.

New and Modern Fleet. AirTran’s entire fleet is comprised of B717 and B737 aircraft. AirTran had a combined total of 132 aircraft, as of May 1, 2007, giving it a fuel-efficient fleet with an average fleet age among the lowest in the industry at approximately three years.

AirTran was the launch customer for the B717, which was designed specifically for efficient short-haul service. As part of a comprehensive plan to replace, upgrade and expand its fleet of aircraft, AirTran took delivery of its first B717 in September 1999 and took delivery of its last new B717 in May 2006. As of May 1, 2007, AirTran’s fleet included 87 B717 aircraft. Although production of the B717 was discontinued by Boeing in 2006, AirTran believes the B717 remains ideally suited for the short-haul, high-frequency service that AirTran primarily operates and provides operating efficiencies which support its low cost structure.

In July 2003, AirTran announced an aircraft order of up to 100 new Boeing 737-700/800 aircraft, as well as eight additional B717 aircraft. AirTran took delivery of the first of such new B737-700 aircraft in June 2004. As of May 1, 2007, its fleet included 45 B737 aircraft. As of May 1, 2007, AirTran holds firm orders for 53 B737 aircraft to be delivered through 2012. AirTran believes the B737 is an ideal complement to its B717 aircraft, offering it a larger aircraft, increased range and even lower unit operating costs. The B737 allows AirTran to extend its network to selected cities in the western United States and offers it the ability to expand its international operations to locations in Canada, Mexico, Central America and the Caribbean should it choose to do so. AirTran believes the B737 will continue to enhance the AirTran brand while offering improvements in its operating performance.

Growing Atlanta Hub and Expanding Network System. As the second largest carrier at Hartsfield—Jackson Atlanta International Airport, the world’s busiest airport, AirTran has a strong presence in Atlanta. The metropolitan Atlanta population base represents one of the largest travel markets in the United States, and its geographic position provides a strong hub from which AirTran continues to expand its route network.

AirTran believes that there are a number of markets in the United States that are underserved or overpriced, which present opportunities for expanding its low fare network. As a result, AirTran intends to grow its network by increasing the number of flights in markets it currently serves, by adding new routes between cities already in its system and service to new cities as opportunities arise. Expansion of AirTran’s network allows it to build upon its existing infrastructure, which should reduce unit costs and improve productivity and aircraft utilization.

Diversification of Route Network. Since 2000, AirTran has expanded the scope of its route structure to include coast to coast flying and has increased the number of flights both from its Atlanta hub as well as other airports. AirTran has diversified its route structure by increasing the amount of non-Atlanta departures from approximately ten percent of its daily departures as of December 31, 2001 to approximately 34 percent of daily operations in January 2007 (see table below). For example, AirTran’s expansion at Baltimore/Washington International Airport enabled it to initiate many new non-stop routes. In the future, AirTran may selectively add new “point-to-point” routes between cities other than Atlanta that it currently serves, as well as create additional “hub” cities similar to its operations in Atlanta and additional “focus” cities similar to our operations at Baltimore/Washington and Orlando.

Airport	Daily Operations*	Nonstop Markets Served	% of System Operations*
Atlanta (ATL)	454	50	66%
Orlando (MCO)	96	24	14%
Baltimore-Washington (BWI)	66	10	10%
Chicago (MDW)	52	8	8%
Boston (BOS)	54	9	8%
Philadelphia (PHL)	32	5	5%
Tampa (TPA)	48	13	7%
New York (LGA)	16	3	4%
Dallas/Fort Worth (DFW)	16	3	2%
Fort Lauderdale (FLL)	48	12	7%

*	Operations is defined as a take-off and landing at each city; percentage of system operations will be greater than 100%.

Increased Sales Through AirTran’s Website. AirTran utilizes the Internet as an integral part of its distribution network and emphasizes its website, www.airtran.com, prominently in all of its marketing. Sales booked directly on airtran.com represent its most cost-effective form of distribution. In addition to being user-friendly and simple, AirTran’s website is designed to sell tickets efficiently. AirTran continues to add functionality to airtran.com which allows customers to easily book and manage their travel, including a new fare and schedule display, the ability to retrieve and change future flight reservations and seat selection and on-line check-in. The airtran.com website is an important distribution channel, producing 60 percent of AirTran’s revenues during 2006.

Competitive Strengths

Low-Cost Structure. AirTran’s cost structure ranks among the lowest in the domestic airline industry in terms of cost per available seat mile, providing a competitive advantage compared to higher cost carriers. AirTran’s low operating costs are made possible through a company-wide focus on cost controls with emphasis on high labor productivity, lower distribution costs and higher asset utilization. In addition, AirTran realizes operating efficiencies from the operation of only two aircraft types from a single manufacturer as well as enhanced efficiencies from the introduction of new modern B737 aircraft to its fleet.

Attractive Atlanta Hub and Route Network. AirTran operates 22 gates from a single concourse under long-term leases at Hartsfield-Jackson Atlanta International Airport, the world’s busiest airport, and has use agreements for additional gates on an adjacent concourse with potential for expansion. With its 2006 expansion to Seattle and White Plains and 2007 expansion to Newburgh, N.Y., San Diego, St. Louis and Phoenix, AirTran now offers low-fare quality service to 56 destinations from Atlanta, including most of the largest travel markets within the United States.

Diversified Traffic Base. AirTran serves both the leisure and business traveler and continues to see strong demand for its product. Its revenue base grew by more than 39 percent in 2005 and more than 31 percent in 2006. Over the past four years, AirTran has also diversified its network, increasing operations in key business markets like Baltimore/Washington International Airport (BWI), Chicago-Midway (MDW) and Indianapolis (IND), as well as adding a number of new direct routes from Florida. As a percentage of total operations, Atlanta represents approximately 66 percent of AirTran’s network, down from approximately 90 percent at the end of 2001. This market diversification provides a number of marketing and cost synergies, and adds stability to AirTran’s revenues by protecting against risks that may impact individual markets.

Flexibility. AirTran has consistently demonstrated its ability to adjust to changes in the economy, market conditions and a competitive industry environment. AirTran responded rapidly to the effects on its business from the September 11, 2001 terrorist attacks by reducing capacity approximately 20 percent. Working with its labor groups, AirTran quickly reached agreement on a variety of temporary cost reduction measures, including both pay and work rule changes, which reduced its costs consistent with capacity. By retaining its workforce AirTran was able to quickly respond to market opportunities and expand service to a number of new markets, including from Florida to points throughout its network. The ability to move quickly to meet the changing market was demonstrated with its 2001 expansion into BWI and more recently with its announcement of expanded service to/from Westchester County Airport in White Plains, N.Y, following the demise of Independence Air, as well as expansion to Stewart International Airport in Newburgh, New York, Daytona Beach International Airport, and Phoenix Sky Harbor International Airport. In the upcoming months AirTran expects to initiate service to Charleston, S.C. and Portland, Maine.

Innovative Marketing. AirTran’s marketing efforts target both business and leisure travelers. It has developed a number of unique and innovative programs designed to stimulate demand for travel, create customer loyalty, highlight its unique product attributes, like affordable business class, and target both business and leisure travelers. Its popular leisure programs include Net Escapes Internet specials and the newly branded AirTran U student travel program. AirTran’s A2B Corporate Program and Event Savers Meeting & Convention Program effectively attract and retain business customers.

A-Plus Rewards. AirTran’s A-Plus Rewards program offers a number of ways to earn free travel including the use of the AirTran Visa card, Hertz car rentals and bonus earnings for business class travel. AirTran believes this program creates strong brand loyalty and provides opportunities for incremental revenue through credit sales and partnerships.

In November 2006, AirTran announced that it had teamed up with Frontier Airlines to create a low cost carrier referral and marketing relationship that enables passengers to earn frequent flyer rewards in both airlines through AirTran Airways’ A+ Rewards program and Frontier’s EarlyReturns(R) program. In this exclusive relationship, both airlines include an integrated route map and full list of destination options on their web pages, doubling the destinations available to AirTran’s customers. This integrated model between two of the leading U.S.-based low cost carriers offers travelers the ability to reach more than 100 destinations across four countries with low fares, aboard two of the youngest fleets in the industry.

The agreement between AirTran Airways and Frontier consists of three key components:

•

Refer- a web and phone-based reservations referral system that refers customers to the partner airline when they are looking for a destination that is currently not offered by the carrier initially contacted.

•	Earn- the ability to earn frequent flyer miles in either AirTran Airways A+ Rewards program or Frontier’s EarlyReturns (R) program.

•	Redeem- the ability to redeem frequent flyer miles in either program.

Directors and Executive Officers. The name, business address, principal occupation or employment, five-year employment history and citizenship of each director and executive officer of AirTran and Galena and certain other information are set forth on Schedule I and Schedule II to this prospectus. During the last ten years, neither AirTran, Galena nor, to AirTran’s best knowledge, any of the persons listed on Schedule I and Schedule II of this prospectus (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Midwest

Midwest is a Wisconsin corporation, with principal executive offices located at 6744 South Howell Avenue, Oak Creek, Wisconsin 53154. The telephone number of Midwest’s executive offices is (414) 570-4000. Midwest operates a passenger jet airline that serves various destinations throughout the United States from Milwaukee, Wisconsin and Kansas City, Missouri. Skyway Airlines, Inc., a wholly-owned subsidiary of Midwest, together with, in certain instances, Skywest Airlines, operate as Midwest Connect, which offers service to and connections through Midwest’s hub cities. Together, Midwest and Midwest Connect offer service to 51 cities.

BACKGROUND AND REASONS FOR THE OFFER

Background of the Offer

As part of the continuous evaluation of its businesses and plans, AirTran regularly considers a variety of strategic options and transactions. In recent years, as part of this process, AirTran has evaluated various alternatives for expanding its business, including the advisability of an acquisition, and has, from time to time, analyzed opportunities for expansion and consolidation in the airline industry and discussed such matters with its board of directors.

On June 30, 2005, AirTran sent a letter to Midwest stating its interest in acquiring Midwest. On July 20, 2005, Midwest sent AirTran a letter that Midwest was not interested in pursuing AirTran’s proposal. Thereafter, communications with respect to a business combination between AirTran and Midwest ceased until October 2006.

On October 11, 2006, Joseph Leonard, Chairman and Chief Executive Officer of AirTran, called Mr. Timothy E. Hoeksema, Chairman, CEO and President of Midwest, for the purpose of arranging a meeting with Mr. Hoeksema to let him know that AirTran continued to have an interest in acquiring Midwest.

Mr. Leonard met with Mr. Hoeksema on October 20, 2006 to discuss the benefits of a potential AirTran and Midwest merger. Mr. Leonard delivered the following letter to Mr. Hoeksema along with a supporting presentation showing an analysis of the merger benefits, a copy of which was filed by AirTran as Exhibit 99.3 to AirTran’s current report on Form 8-K filed with the SEC on December 13, 2006.

Letter to Midwest’s Board of Directors

October 20, 2006

Board of Directors

c/o Mr. Timothy E. Hoeksema

Chairman, CEO and President

Midwest Air Group Inc

6744 South Howell Avenue

Oak Creek, WI 53154

Dear Sirs:

AirTran Holdings, Inc. (“AirTran”) is interested in acquiring all of the outstanding shares of Midwest Air Group, Inc. (“Midwest” or the “Company”) for a consideration, consisting of cash and AirTran common stock, valued at $11.25 per share of Midwest Common Stock. This represents a 37% premium over the average closing price over the last thirty days of Midwest Common Stock. AirTran has reviewed Midwest’s publicly available documents and is prepared to immediately negotiate and enter into a merger agreement providing for a merger with Midwest subject to minimal confirmatory due diligence. We are confident there will not be any regulatory, financing or other obstacles to the consummation of this transaction.

We believe that our proposal is both fair and generous to Midwest shareholders and offers them an opportunity to realize extraordinary value for their shares. Additionally, we believe such a merger would be beneficial to and in the interest, both near and long term, of Midwest’s other stakeholders as well, including the Company, its employees, and the City of Milwaukee. Midwest will benefit from the creation of a larger and more modern fleet with enhanced prospects of long-term revenue and profit growth. We believe that a combined carrier, with greater scale and substantial fleet commonality, will be better prepared to face the pressures of an increasingly competitive domestic airline environment, including the near certainty of industry consolidation. The creation of a stronger carrier will also offer Midwest’s employees a more secure future with new opportunities for advancement and training on modern equipment. Milwaukee will continue to serve as a key hub for the combined company, and region as a whole will benefit from the increased level of connecting service to smaller cities around the state. With this increased level of traffic in and out of Milwaukee, jobs should be created and tax revenues to the City and state are likely to increase.

Accordingly, we believe that we would well serve our respective shareholders by exploring a potential merger between our companies. We also believe that this can be done in an expeditious fashion so as to avoid unnecessary disruption to Midwest’s employees, customers and businesses.

It is our strong desire to enter into a friendly, negotiated merger agreement. We are, therefore, prepared to meet with you or your representatives to discuss these considerations further and to answer any questions concerning AirTran and this proposal. While this matter is under discussion, we would ask that the Company not take any action that may diminish the value of a combined company, such as entering into a purchase agreement to acquire new or additional aircraft. At this time, we do not intend to make this letter public to your shareholders.

AirTran is working with Morgan Stanley and Credit Suisse as its financial advisors for this transaction. As you can appreciate, with a proposal of this kind, time is of the essence. We hope that you will give our proposal prompt consideration.

Very truly yours,
/s/ Joe Leonard
Joseph B. Leonard Chairman and
Chief Executive Officer

On October 23, 2006 Mr. Leonard followed up with a letter to Mr. Hoeksema. In such letter, Mr. Leonard thanked Mr. Hoeksema for meeting with him on October 20, 2006 and stated that he looked forward to continuing a dialogue with Midwest. In the October 23, 2006 letter, Mr. Leonard stated that he wanted to make it clear that AirTran’s offer was based on publicly available information and that, as he and Mr. Hoeksema had discussed, AirTran was fully prepared to assign staff to meet with Midwest representatives to identify additional value that could be recognized in an enhanced offer. Mr. Leonard reiterated his belief that a merger would create long term security for the employees of AirTran and Midwest, and substantial value for the shareholders of the companies and the communities that each airline serves.

On October 25, 2006, Mr. Hoeksema sent a letter to Mr. Leonard. In such letter Mr. Hoeksema acknowledged receipt of AirTran’s letters of October 20, 2006 and October 23, 2006. Mr. Hoeksema stated his appreciation for AirTran’s interest in Midwest. Mr. Hoeksema wrote that AirTran’s indication of interest had been provided to the Midwest board of directors for its review and consideration, and stated that Mr. Hoeksema expected that Midwest would respond in due course. After acknowledging AirTran’s interest in proceeding in an expeditious manner, Mr. Hoeksema stated that Midwest currently was not in a position to commit to timing. He concluded by stating that until Midwest’s board of directors had an adequate opportunity to consider AirTran’s indication of interest, he did not think that it was advisable to schedule any meetings as suggested in Mr. Leonard’s October 23rd letter.

On October 31, 2006, Mr. Leonard sent the following letter to Mr. Hoeksema.

Letter to Midwest

Mr. Timothy Hoeksema

Chairman, CEO & President

Midwest Airlines, Inc

6744 South Howell Avenue

Oak Creek, WI 53154

Dear Tim:

I’ve spent a lot of time contemplating our recent discussion, particularly your thoughts on the differences in our corporate cultures. As I may have mentioned to you, the challenge of establishing a strong and productive culture within the airline industry was part of my motivation in leaving Allied Signal and joining AirTran Airways.

To the extent that corporate culture is defined as the attitudes, experiences, beliefs and values of an organization, we do have some differences, but I strongly believe that while there are differences, out cultures are converging—both out of necessity and by design. Our products may differ slightly, I do believe however our cultures are close.

When I joined AirTran in 1999, the company was nearly bankrupt, operationally weak, with a product that was best described as tired. At that point our focus had to be on cost control and establishing good business and operational practices, though I also placed an emphasis on open and honest communication. To that end I believe we began to develop an entrepreneurial mindset that goes a long way towards defining our culture today. It was this entrepreneurial spirit that has guided our growth and development.

Throughout the rebuilding of AirTran, we have had an eye towards continuous improvement. This is demonstrated in many ways: from investment in IT infrastructure, improved facilities and most certainly with our new aircraft, which put an emphasis on fuel efficiency and customer comfort with large overhead bins, new technology seats and XM Satellite Radio.

I think this focus on improvement is reflected in several recent surveys. In the 2006 JD Power business travel survey AirTran Airways received an overall customer satisfaction rating of 722, up 50 points from 2005, a 7.5% improvement and a survey ranking of 3rd among major airlines, up from 8th in the previous year. (Survey summary below.)

In a series of custom surveys conducted by PK Data in 1999, 2004 and 2006, AirTran Crew Members received increasingly improved scores, including 4.8 out of a possible 5.0 in the 2006 study. Again, I think this reflects a cultural shift driven by communication, teamwork and pride in accomplishment.

Tim, I truly believe we have a tremendous opportunity before us to build an even greater airline by joining forces and uniting the renowned Midwest product and service culture with the AirTran Airways core financial strength, low cost fleet and route network. While our cultures have developed on different paths, it is these cultural differences, in complement to each other, that will help us build the strongest, highest quality low cost airline in the industry. We both share a vision for success that provides for the long term profitability of our companies to the benefit of our shareholders and crew members. As we’ve discussed, this vision is best achieved together.

I look forward to working with you to build the nation’s most respected low-cost, high service airline.

Sincerely,

/s/ JOE LEONARD
Joe Leonard

Mr. Leonard’s letter enclosed a survey summary, which survey was included in the copy of the letter filed by AirTran as Exhibit 99.6 to its current report on Form 8-K filed with the SEC on December 13, 2006.

On November 21, 2006, Mr. Leonard received a one paragraph letter from Mr. Hoeksema in which Mr. Hoeksema stated he wanted to provide AirTran with an update on Midwest’s consideration of AirTran’s indication of interest. Mr. Hoeksema wrote that Midwest was mindful of AirTran’s desire to proceed in an expeditious manner, and asserted that Midwest was working diligently on its analysis. Mr. Hoeksema wrote that Midwest expected to review AirTran’s indication of interest with the board of directors of Midwest at its upcoming regularly scheduled meeting on December 6, 2006. He concluded by stating that he planned to be in touch with AirTran shortly thereafter with the Midwest board of director response.

On November 22, 2006, Mr. Leonard sent the following letter to Mr. Hoeksema:

Letter to Midwest

Mr. Timothy Hoeksema

Chairman, CEO & President

Midwest Airlines, Inc.

6744 South Howell Avenue

Oak Creek, WI 53154

Dear Tim:

I am disappointed by your November 21, 2006 letter. Frankly, given the events over the very recent past, and the impact that another round of industry consolidations may have on your company, it seems to us that entering into negotiations to merge our two companies makes it imperative that we move on an expeditious manner.

AirTran Holdings has made a compelling cash and stock proposal that is at a substantial premium to the market price of your stock with an expressed willingness to further enhance our offer subject to due diligence to explore value that you identify to us. More than a year ago you rejected our first proposal to acquire Midwest Air Group and you have now had our most recent proposal under review for more than a month. It is unacceptable for us to hear from you today that your Board is simply scheduling our proposal for an item at its next regular meeting. Quite apart from the corporate governance issues that this raises, we want to be clear that our passive response to your rejection of our original offer is not the pattern that you can continue to expect from us.

Let us be clear on what our proposal offers to your shareholders, employees and the Milwaukee and Kansas City communities: Our offer provides your shareholders with significant value now against a hope that that value will appear sometime in the future as Midwest Air Group moves ahead as an independent company in an increasingly competitive environment. In a merged company along the lines that we have previously detailed, we not only will protect the jobs of all of your present employees but we will significantly increase jobs in a way that Midwest could never do under any possible scenario. As you know full well from our proposal, we plan to materially improve the scope and frequency of air service in Milwaukee and Kansas City to the benefit of those communities far beyond anything Midwest can offer as an independent company.

We are prepared to enter into exclusive negotiations with you now and move to a definitive agreement promptly. The circumstances call for a prompt response.

Yours truly,

/s/ JOSEPH B. LEONARD
Joseph B. Leonard

On November 27, 2006, Mr. Hoeksema wrote a letter to AirTran stating he had received Mr. Leonard’s letter dated November 22, 2006. Mr. Hoeksema stated that since Midwest first received AirTran’s October 20, 2006 letter it had been moving with “all deliberate speed” to provide AirTran with a response.

Mr. Hoeksema reiterated that Midwest had communicated AirTran’s indication of interest to the Midwest board of directors for its review and consideration. He wrote that, since that time, the Midwest board of directors had taken many steps to fully understand the ramifications of AirTran’s indication of interest. Mr. Hoeksema wrote that Midwest’s board affairs and governance committee had discussed this matter at several special meetings. He asserted that the Midwest board of directors had engaged several advisors who were working to assist the board of directors, and that extensive analysis was being conducted by senior executives of Midwest. He repeated that the Midwest board of directors would take up the matter on December 6th, which he stated Midwest believed was the earliest point at which Midwest and its advisors would be able to present to the Midwest board of directors the results of a complete and thorough analysis. Mr. Hoeksema disclaimed any intent that the delay in consideration until such date was in any way intended to be a delaying tactic and denied that such delay raised corporate governance issues.

Mr. Hoeksema further wrote that Midwest took AirTran’s indication of interest seriously and was working diligently to ensure that it was properly discharging its fiduciary duties to its shareholders and giving due consideration to the interests of its other stakeholders.

Mr. Hoeksema concluded by again stating that Midwest was mindful of AirTran’s desire to proceed in an expeditious manner, and that Midwest was of course aware of the significant changes occurring in the airline industry but that it was Midwest’s legal obligation to take the time necessary to respond to AirTran’s indication of interest in an appropriate and well-considered manner. He closed by writing that Midwest appreciated the value AirTran saw in it and hoped that AirTran appreciated that Midwest was striving to do what was in the company’s best interests.

On December 7, 2006, Mr. Hoeksema sent the following letter to Mr. Leonard.

December 6, 2006

Mr. Joseph B. Leonard

Chairman and Chief Executive Officer

AirTran Holdings, Inc.

9955 AirTran Boulevard

Orlando, FL 32827

Dear Joe:

Our Board of Directors met today and had an extensive discussion of your expression of interest in a transaction with our Company. As you know, we have taken your letter very seriously, and since October 20, 2006, the Board and the Board Affairs and Governance Committee have spent considerable time and effort in a process with their advisors to understand and evaluate your expression of interest.

The Board completed this process today. While the Board has a great deal of respect for AirTran and for your leadership, it has concluded that it would not be in the best interests of the Company, our shareholders and other stakeholders, including customers, employees and the communities we serve, to pursue a transaction with AirTran under the current circumstances. The Board feels that the Company’s strategic plan and remaining independent hold the best promise for continued growth and increased shareholder value going forward.

Thank you very much for your interest in our Company and your efforts in submitting your letter.

Best regards for a good holiday season.

Very truly yours,
/s/ Tim Hoeksema
Timothy E. Hoeksema Chairman, CEO and President

On December 13, 2006, Mr. Leonard sent the following letter to the Midwest board of directors in care of Mr. Hoeksema:

Letter to Midwest’s Board of Directors

Board of Directors

c/o Mr. Timothy E. Hoeksema

Chairman, CEO and President

Midwest Air Group Inc

6744 South Howell Avenue

Oak Creek, WI 53154

Dear Members of the Board:

As you know from prior conversations and written communications between our companies, we believe that a strategic merger between Midwest Air Group, Inc. and AirTran Holdings, Inc. would serve the best interests of our respective shareholders, customers, employees and communities and better position the combined company to compete against our larger rivals.

We have been trying to privately negotiate a merger between our separate companies for some time. More than a year ago, you declined our initial proposal to acquire Midwest Air Group and you have had our proposal of October 20, 2006 for more than seven weeks. Yet, despite our efforts, and without the benefit of directly discussing with us or our advisors the proposal in detail, our offer was declined on December 7, 2006. Because we believe that the proposal is such a compelling opportunity and offers such significant benefits to your constituents, we feel obligated to make this proposal known and are therefore making public this letter and the supporting financial analysis.

Let me recap the benefits our proposal provides. First, we are proposing to acquire all of the outstanding shares of Midwest Common Stock for $11.25 per share in cash and AirTran stock. This offer is a full and generous price based upon publicly available information. It represents a 37% premium to the thirty day average closing price and an 89% premium to the six months average closing price for Midwest’s common stock, prior to October 20, 2006, the date the offer was made to you. Our proposed transaction not only provides Midwest shareholders an immediate premium on their investment, but the opportunity to participate in the future growth of an airline that will possess extraordinary attributes, including an outstanding product for travelers and a highly motivated employee base.

As I said above, despite the fact that we believe that our offer is very attractive from a financial point of view, we would welcome the opportunity to consider non-public information concerning Midwest and are prepared to sit down and enter into serious discussions and, following that, consider in our offer any enhanced values that may be demonstrated. We are also willing to afford representatives of Midwest the opportunity to review non-public information about AirTran Airways and are prepared to enter into an appropriate confidentiality agreement to that end.

Aside from the financial aspects of our offer there are other benefits that a merger of our two companies will provide. Specifically, a combined AirTran Airways and Midwest Airlines:

•

Creates a low fare carrier with greater scale and substantial fleet commonality that is better positioned to face the pressures of an increasingly competitive domestic airline environment, including the near certainty of industry consolidation.

•	Generates greater efficiencies for both companies, with unit cost for the combined carrier, on a non-fuel basis and stage length adjust basis, 12% lower than current Midwest levels.

•	Offers Midwest a larger, more modern fleet with enhanced prospects of long-term revenue and profit growth.

•	Combines complementary route networks with limited overlap to form a stronger, more efficient airline with 1,036 daily departures with 173 unique nonstop markets between 74 cities across the U.S.

•

Increases the growth potential of both companies through the expansion of the Milwaukee hub, building Kansas City into a focus city and continued expansion of the Atlanta hub both into markets served by Midwest and with the addition of new cities.

•	Generates synergies of more than $60 million per year.

•

Improves job security for both companies’ employees, offering a merger partner with a strong commitment to continuing the employment of employees of both companies with increased employment, traffic and taxable revenue expected in key cities like Milwaukee, Kansas City, Atlanta and Orlando.

•	Brings together compatible, entrepreneurial cultures rooted in consumer value, efficiency and cost consciousness.

We have the utmost respect for Midwest Airlines, its talented employees and the strong loyalty they have built among travelers, and, certainly, the excellent relationship the company has within the communities it serves. We, at AirTran, have a similar affinity with our constituents, and, in that spirit, we believe that once combined, we can maintain and foster the values and culture that have driven the success of both our airlines. We have full confidence that our commonality will enable us to successfully integrate our two airlines to form a stronger, truly national low-cost airline that will offer Midwest’s constituencies growth opportunities that far exceed what could be achieved independently.

We are confident that there will not be any regulatory, financing or other obstacles to the timely consummation of this transaction and that the natural synergies will allow us to execute the transaction efficiently putting us in a strong competitive position from day one. While this matter is under discussion, we would ask that the Company not take any action that may diminish the value of a combined company, such as entering into a purchase agreement to acquire new or additional aircraft.

In conclusion, we believe AirTran Airways and Midwest Airlines will be much stronger as a combined force than either are as independent entities and that together we can provide substantial value to our respective shareholders, employees, customers and the communities in which we operate. We hope that you will reconsider our offer and enter into negotiations with us to effect a definitive merger agreement.

Very truly yours,

/s/ JOSEPH B. LEONARD
Joseph B. Leonard

On December 13, 2006, AirTran issued the following press release:

AirTran Holdings Proposes Merger with Midwest Air Group

—Transaction Premium of 37% at Time of Offer—

—Plan Would Create National Low-Cost Carrier with a Broad Network, Strong Fleet Commonality and Shared Corporate Culture—

—Combination Will Provide Enhanced Growth and Security for Midwest Shareholders, Employees, Customers and Communities Served—

—More than $60 Million of Estimated Annual Synergies—

ORLANDO, Fla., December 13, 2006—AirTran Holdings, Inc. (NYSE: AAI), the parent of AirTran Airways, announced today it has made a proposal to acquire all of the outstanding common stock of Midwest Air Group, Inc. (AMEX: MEH) for $11.25 per Midwest share in cash and AirTran stock or a total equity value of approximately $290 million. The offer represents a 37% premium to the thirty day average closing price and an 89% premium to the six months average closing price for Midwest’s common stock, prior to October 20, 2006, the date the offer was made.

The proposed merger was initially outlined in a letter from Joe Leonard, Chairman and Chief Executive Officer of AirTran Holdings, to the Midwest Board of Directors on October 20, 2006. After a series of communications between the principals and the companies’ respective advisors, on December 7, 2006, Mr. Leonard was informed that the Midwest board had declined AirTran’s merger offer, determined not to consider AirTran’s proposal further and intended to remain independent. Today, Mr. Leonard sent a letter to the Midwest board advising them that AirTran would continue to pursue a merger with Midwest because it believes the proposed combination offers substantial and compelling benefits to the constituents of both Midwest Airlines and AirTran Airways. (Both letters are attached below.)

The combination of AirTran Airways and Midwest Airlines would create a truly national low cost airline with pro forma revenue of approximately $3.0 billion in 2007. AirTran believes that both companies would benefit from this merger by building greater scale, efficiencies and growth opportunities to better succeed in the face of an increasingly competitive airline environment.

Because the network routes of the two carriers are complementary with limited overlap, the combined company would have a national footprint and result in an airline with approximately 1,036 daily departures with 173 unique markets between 74 cities across the United States. The combination of the companies creates a strong growth platform and allows the addition of new cities—more than 30 new non-stop routes and well over 150 additional departures over the next several years.

AirTran Airways expects that the merger will generate more than $60 million in estimated annual synergies, including $40+ million in network synergies and $20+ million in cost synergies. The Company expects the transaction would be accretive to earnings by the end of the first full year following the close of the transaction and significantly accretive thereafter.

Mr. Leonard stated, “As the airline industry becomes more competitive and consolidations are more commonplace, a combination of our two companies ensures the best opportunity for serving our respective constituencies. With our similar cultures, compatible low-cost business models, complementary networks, and fleet commonality, Midwest Airlines and AirTran Airways are as close to a perfect fit as anyone can imagine.

“By joining together, we can deepen our presence in our hubs, expedite the expansion of our network, and strengthen our long-term growth and profitability potential. This will enhance our ability to provide value to travelers, protect the long-term security of our employees and generate significant economic benefits to Milwaukee, Atlanta and all the communities we serve.

“Finally, but certainly not less important, we have the utmost respect for Midwest, its talented employees and the strong loyalty they have built among travelers and the communities they serve. We, at AirTran Airways, have a similar affinity with our constituents, and, in that spirit, we believe that once combined, we can maintain and foster the values and culture that have driven the success of both our airlines. We have full confidence that our commonality will enable us to successfully integrate our two airlines to form a stronger, truly national low-cost airline that will offer Midwest’s constituencies growth opportunities that far exceed what could be achieved independently,” Mr. Leonard concluded.

The press release, as issued, included copies of AirTran’s letters of December 13 and October 20, 2006.

On December 20, 2006, AirTran announced that it had received the support of various of its labor unions and employee organizations for an acquisition of Midwest.

On December 21, 2006, AirTran released an analysis of service to Milwaukee’s General Mitchell International Airport, concluding that the Milwaukee market was substantially underserved relative to comparably sized cities.

On January 11, 2007, AirTran and Galena commenced the offer to exchange and AirTran issued the following press release:

AirTran Holdings Commences Exchange Offer for Midwest Air Group

—Enhanced Offer of $13.25 per Share Represents 61% Premium at Time of Initial Offer—

ORLANDO, Fla. (January 11, 2007)—AirTran Holdings, Inc. (NYSE: AAI) (“AirTran”), the parent company of AirTran Airways, today announced that it has commenced an exchange offer for all of the outstanding shares of Midwest Air Group (AMEX: MEH) (“Midwest”), for $13.25 per Midwest share based on the closing price of AirTran common stock on January 8, 2007. The offer consists of $6.6250 in cash and 0.5584 shares of AirTran common stock for each Midwest share. The total equity value of the exchange offer is $345 million. The offer, which is being made through Galena Acquisition Corp., a wholly owned subsidiary of AirTran, represents premium of 61 percent over the thirty day average closing price of Midwest common stock at the time of AirTran’s initial proposal on October 20, 2006 to acquire all of Midwest’s common stock at a price of $11.25 per share, and an approximate 46 percent premium over the closing price the day prior to December 13, 2006, the date on which AirTran disclosed its October 20, 2006 offer.

“We are committed to bringing these two great airlines together to form an even better airline based on our conviction that it is in the best interests of Midwest and AirTran shareholders, the employees of both companies and the communities the air carriers serve,” said Joe Leonard, AirTran Airways’ chairman and chief executive officer. “Together, we will be in a stronger position to compete in the changing airline marketplace, to grow underserved cities like Milwaukee and Kansas City, increase employment and advancement opportunities, and to provide our customers with the high quality service they value.”

“While we would have wished to enter into negotiations with Midwest’s Board and management to enter into a definitive merger agreement, it is clear that they had no intention of doing so. Largely due to the overwhelming support we have received for the combination from Midwest shareholders, employees, customers and the communities Midwest serves, after the disclosure of our October 20 proposal, we decided to bring our offer directly to Midwest’s investors,” he added.

“It is clear to most stakeholders that AirTran Airways can grow Midwest Airlines, expand the Milwaukee market and add more destinations and service beyond what Midwest can achieve independently. With our fleet commonality, comparable corporate cultures, commitments to quality service and complementary route networks, we are an ideal partner for Midwest.”

“It is clear to most stakeholders that AirTran Airways can grow Midwest Airlines, expand the Milwaukee market and add more destinations and service beyond what Midwest can achieve independently. With our fleet commonality, comparable corporate cultures, commitments to quality service and complementary route networks, we are an ideal partner for Midwest,” Leonard added.

“We feel so strongly about the merits of this combination that we are enhancing the value in our actual exchange offer despite the already attractive premium and the fact that Midwest has denied our request to review non-public financial and other information. Even with the increase in the price we are offering, we still expect the transaction to be accretive to earnings by the end of the first full year following the close of the transaction and significantly accretive thereafter,” Leonard concluded.

AirTran is offering to acquire all of the outstanding shares of Midwest through its newly formed subsidiary, Galena Acquisition Corp., which was organized in connection with this offer. This exchange offer is the first step in AirTran’s plan to acquire all of the outstanding shares of Midwest common stock. AirTran intends, promptly after completion of the offer, for Midwest to consummate a second-step merger whereby Midwest common stock would be converted into the right to receive the same number of shares of AirTran common stock and the same amount in cash per Midwest share as paid in the exchange offer.

The exchange offer will be subject to customary conditions, including the tender of a majority of Midwest shares, calculated on a fully diluted basis; redemption of the Midwest rights under its Rights Agreement, commonly known as a poison pill, certain actions to ensure that the Wisconsin control share acquisition statute and business combination statute are not applicable to AirTran following the exchange offer; the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (“HSR”) and certain other regulatory approvals.

The exchange offer is scheduled to expire at 12:00 midnight, New York City time, on February 8, 2007, unless the exchange offer is extended.

Morgan Stanley and Credit Suisse are serving as AirTran’s financial advisors and the dealer managers and Smith, Gambrell & Russell, LLP is serving as AirTran’s legal advisor. Innisfree M&A Incorporated is serving as its information agent.

Shareholder questions regarding the exchange offer or requests for offering materials should be directed to Innisfree M&A Incorporated at (877) 456-3422. (Banks and Brokers may call collect at 212-750-5833) Offering materials are also available on the SEC’s website at http://www.sec.gov. Midwest shareholders are urged to read the offering materials filed by AirTran, which contain important information about the exchange offer.

AirTran executives will be discussing the exchange offer on a Webcast conference call with the investment community at 10:00 a.m. EST/9:00 a.m. CST today, January 11, 2007. To access the Webcast go to http://investor.airtran.com. A replay of the call will be available on the AirTran Airways Website.

On January 11, 2007, AirTran sent the following letter to the Midwest board of directors in care of Mr. Hoeksema and filed a press release with respect thereto:

Letter to Midwest’s Board of Directors

January 11, 2007

Board of Directors

c/o Mr. Timothy E. Hoeksema

Chairman, CEO and President

Midwest Air Group Inc

6744 South Howell Avenue

Oak Creek, WI 53154

Dear Members of the Board:

AirTran Holdings, Inc. today is announcing an exchange offer for all of the outstanding shares of Midwest Air Group for $13.25 per share based on the closing price of AirTran common stock on January 8, 2007. The offer consist of $6.625 in cash and $0.5884 shares of AirTran common stock. The total equity value of the exchange offer is $345,000,000.

In our October 20, 2006 proposal to you we indicated that we were prepared to enhance the value then offered $11.25 per share for all of Midwest’s outstanding shares if you were to permit us to do some limited due diligence to better understand your company. We emphasized that same point when on December 13, 2006, we disclosed our proposal to your shareholders with an expectation that you would permit us to go forward on that basis. Since we have heard nothing from you during the ensuing month, you gave us no choice but to bring our offer directly to the owners of the company.

The decision to take this step and initiate a process that is governed by SEC regulations and a fixed timetable was one that was taken after very careful thought. I should add that the decision to unilaterally increase, by nearly $2 per share, or nearly 18%, the consideration we are now willing to pay over the already fair and full offer we first proposed to you on October 20, 2006 (which in itself was a 37 percent premium to the value then being accorded Midwest by the investment community and an 89 percent premium over the six months average price of your company’s stock) was also not an easy decision for us to make. However, we are willing to take this step because we fully believe that a combined AirTran and Midwest, whose shareholder base will consist of holders of both of our companies, will generate the value needed to justify our increased offer.

Aside from the financial benefits that we see emanating from this transaction for our respective shareholders, the combination will also provide value to your other stakeholders as well. Namely, a combined AirTran and Midwest will materially expand service to Milwaukee and other communities that you presently serve and the new company will provide an overall net increase in jobs and bring added job security and growth opportunities to your employees.

Now that we have put into motion a process that has a definite timetable, we hope we can negotiate a definitive merger agreement. We look forward to hearing from you shortly.

Yours truly,

/s/ Joseph B. Leonard
Chairman and Chief Executive Officer

On January 11, 2007, the same day as AirTran filed its Form S-4 and AirTran and Galena filed their Schedule TO with the SEC, Wisconsin counsel for AirTran and Galena hand delivered, among other things, requests pursuant to Rule 409 and Rule 437 to Midwest and its registered public accountants requesting their cooperation and, in the case of Midwest’s registered public accountants, their consent to the inclusion of their audit report in AirTran’s registration statement. Copies of such letters were also mailed to Midwest and its registered public accountants by certified mail. On January 16, 2007, Midwest by telephone and a faxed letter informed AirTran and Galena that Midwest had elected to mail the initial exchange offer materials pursuant to Rule 14d-5(a)(3). Pursuant to Midwest’s election to mail the exchange offer materials, such materials were delivered on January 16, 2007 to ADP for street distribution, and on January 18, 2007 the balance of the materials were delivered, pursuant to Midwest’s instructions, to McKenzie Partners for distribution to the remaining shareholders of Midwest.

On January 11, 2007, AirTran also conducted a conference call with investors to discuss the offer to exchange.

On January 18, 2007, AirTran issued and filed the following press release:

AirTran Airways Comments On Midwest Airlines’

Stand-alone Strategy

- Airline Believes That Merger Will Benefit Shareholders of Both Companies –

ORLANDO, Fla. (January 18, 2007) – AirTran Holdings, Inc. (NYSE: AAI), the parent company of AirTran Airways, announced today that it has reviewed the stand-alone plan that Midwest Air Group released on January 10, 2007, in the face of AirTran’s exchange offer.

AirTran has stated on numerous occasions that it firmly believes that the best strategy for both AirTran Airways and Midwest Airlines is a merger that combines the strengths of both airlines and creates a stronger, high quality and truly national low-cost airline. After careful review of Midwest Airlines’ stand-alone plan, AirTran is even more convinced the proposal to combine the two airlines is the right course for the stakeholders of both companies. In fact, the Midwest plan in many ways highlights the AirTran reasoning.

•	The Midwest Airlines’ stand-alone plan includes a few basic components:

•	An agreement with Skywest Airlines to operate 15 older 50-seat regional jets under the Midwest Connect banner, with a possibility to add another ten aircraft.

•	The addition of two older MD-80 aircraft to the Saver Service fleet.

•	Reconfiguring the Saver Service all-coach product to include some number of 2x2 seating (a configuration that AirTran offers on every flight).

•	Six new destinations and up to 12 new routes, includes recently announced service from Milwaukee to Duluth.

•	A promise of a strategic review of other “significant value-enhancing opportunities” such as the replacement of the aging and inefficient MD80 fleet.

The plan is essentially status quo and relies on older aircraft and outsourced regional jets, both expensive to operate and not well-suited for low-cost competition. The vulnerability of the Midwest Airlines’ stand-alone plan is that its success is heavily dependent on a benign competitive environment, maintaining significant fare premiums and favorable fuel costs. While these conditions may arise from time to time, they are unlikely to be sustainable.

Approximately 58 percent of Midwest’s revenue is concentrated in their top 20 markets, and nearly 25 percent comes from the top five markets. Midwest’s success is dependent on average fare premiums in markets like

Milwaukee to Boston and Milwaukee to New York – where they currently provide the only nonstop service. These are markets likely to face competition in the future.

Milwaukee is one of the most underserved cities in the U.S., with 61 percent fewer seats per capita than a city like Memphis, Tenn., which is half its size. Not surprisingly, the lower-than-average capacity in Milwaukee has resulted in higher average fares in Milwaukee’s top 20 markets, fares which are 40 percent more than fares in Chicago (Midway). This disparity in both service and fares makes Milwaukee a prime candidate for increased competition which will have a negative impact on average fares. Historically, Midwest’s revenue and financial performance have suffered when competition increased at its primary hub.

Several reports issued by Wall Street analysts support this conclusion, Kevin Crissey, with UBS Investment Research, wrote, “We tend to agree with AirTran’s critical assessment of Midwest’s longer-term potential. Growing using regional jets is not particularly compelling and Midwest lacks an industry leading cost structure to really pursue the low fare model. In our view, Midwest is a well-liked, niche carrier with a second tier hub and few competitive advantages to allow for significant growth.” Ray Neidl, with Calyon Securities, wrote, “We believe a merger would make sense, given the two companies’ route networks are complementary with limited overlap, and combines AirTran’s strong East Coast presence with Midwest’s hubs in Milwaukee and Kansas City. There is also a strong fleet commonality between the carriers that creates significant cost synergies.”

Helane Becker, with The Benchmark Company, in a research article on Midwest wrote, “We believe it would be difficult, however for [Midwest] to match the synergies that a merger with another airline would create.”

In a recent analyst call, AirTran executives were asked why AirTran Airways wouldn’t simply attack Midwest’s vulnerabilities to weaken the company. That is the opposite of what AirTran Airways wants to accomplish. The AirTran offer is not simply to purchase a fleet of aircraft or airport leases, but rather to merge two great airlines and incorporate the Midwest network, its employees and their expertise in brand management and customer service, the goodwill of its customers and the communities they serve – particularly Milwaukee and Kansas City. The value of the company is more than simply the hard assets; combining the strengths of Midwest Airlines and AirTran Airways will create one of the strongest airlines in the U.S. The beneficiaries of this combination are the shareholders, employees, customers and most certainly the communities served.

Midwest and Milwaukee need a plan that prepares them for changes in competition, lowers costs and builds a stronger, more competitive network. AirTran has the fleet, network breadth and cost expertise that Midwest needs, which when combined with Midwest’s network and service expertise, will result in one of the strongest low cost, high quality airlines in the world.

On January 19, 2007, AirTran sent the following letter to the holders of Midwest common stock and filed a press release with respect thereto:

Letter to Midwest Shareholders

January 18, 2007

Dear Midwest Shareholder,

We recently sent you information about AirTran Holdings, Inc.’s offer to exchange for $13.25 – consisting of $6.625 in cash and 0.5884 of a share of AirTran common stock as determined as of the time of our offer – for each share of Midwest Air Group that you own. Please review those documents carefully and thoroughly. In this letter, we would also like to provide you with some background information, so that you may better understand why we are convinced that AirTran offers superior value for your investment.

For several months, AirTran has tried to engage Midwest management in discussions concerning the merits of combining the two companies and the benefits it would bring to all Midwest stakeholders. Midwest’s Board and management have, however, declined our requests to explore such a combination. Even after December 13th, when we made our proposal of October 20, 2006 public, the reply was that the “ball was in our court”. As we saw it, the next step was to bring our offer directly to you, so that you, the owners of Midwest, would have the opportunity to act in your own financial interests. We have now done so.

When you review AirTran’s offer (also available at http://www.airtran.com/midwest/default.aspx), you will see that it not only provides you with a significant premium to Midwest’s stock price before we made our offer public, but also that it offers you the upside potential of continuing to own shares in a combined AirTran and Midwest. We believe the merged company would be a stronger, truly national low-cost carrier offering a high quality product that would generate improved profit potential through a number of revenue and cost synergies. The combined carrier will be better able to succeed in an increasingly competitive environment; it would expand service in Milwaukee and Kansas City; and provide more low fares to more cities. We also expect the combined company to create more jobs and increase advancement opportunities for employees of both airlines, and increase the economic benefit of travel and tourism to the cities in which AirTran and Midwest currently operate.

By contrast, we ask you to read the strategic plan that Midwest filed on January 10, 2007 which demonstrates the Midwest management’s determination to continue Midwest as a standalone carrier. In our view, this would leave Midwest highly vulnerable to competitive incursions from both larger carriers with costs restructured in bankruptcy and to the inevitable expansion of low cost competition. We believe the effect of these increased levels of competition would be exacerbated by the relatively modest size of Midwest and the increasingly burdensome cost structure that its fleet of older, less fuel-efficient aircraft will entail. Moreover, if you look at Midwest’s record over the past five years, it is clear that existing management has been unable to achieve anything approaching consistent profitability. Is the possibility of more of the same really what you as a shareholder are comfortable with for the future?

A combination with AirTran will result in a carrier with not only a superior product but the fleet and cost structure to compete with anyone.

This is your opportunity to speak directly to your Board. Tender your shares pursuant to AirTran’s offer, and let your Board know that you want them to sit down and negotiate a merger agreement with AirTran.

If you have any questions about AirTran’s offer, we urge you to contact your broker, banker or other financial advisor, or Innisfree M&A Incorporated which is assisting us at (877) 456-3422.

Sincerely,

/s/ Joseph B. Leonard	/s/ Robert L. Fornaro
Chairman and Chief Executive Officer	President and Chief Operating Officer

On January 23, 2007, AirTran issued and filed the following press release:

AirTran Seeks Court Order to Compel Midwest to Release Shareholder List

Following Midwest’s Refusal to Comply with State Statute

– New York Supreme Court Orders Midwest to Show Cause For Why It Should Not

Release Midwest Shareholder List to AirTran –

ORLANDO, Fla. (January 23, 2007) – AirTran Holdings, Inc. (NYSE: AAI), the parent company of AirTran Airways, said today that the management of Midwest Air Group, Inc. (AMEX: MEH) is attempting to thwart AirTran from communicating directly with the Midwest shareholders about its offer to merge the two airlines by refusing to comply with a New York State Law (Section 1315 of the Business Corporation Law), which requires

Midwest to release its shareholder list to AirTran. As a result, AirTran has asked that the New York State Supreme Court direct Midwest to show cause as to why it does not have to comply with the New York Law. The Court has set a hearing on the action for January 30, 2007, at 11:00 AM.

AirTran said it is disappointed that Midwest is attempting to block AirTran from communicating with Midwest shareholders. AirTran is concerned that this is consistent with a pattern of intransigence in which the Midwest management and board has failed to provide transparency about the benefits of the merger to its shareholders, employees and the communities it serves since AirTran first presented its offer to Midwest on October 20, 2006. Midwest management has also refused to meet directly with AirTran in order to explore the benefits that such a merger could bring to the Midwest stakeholders.

AirTran, having taken its proposal directly to the Midwest owners by initiating an exchange offer, is urging shareholders to question why Midwest’s management continues to restrict the flow of information to its owners if it is so confident that its independent standalone plan would deliver more value to the Midwest shareholders than the AirTran proposal.

AirTran also noted that just this morning a well respected airline financial analyst from Calyon Securities commented, “We believe Midwest faces an uncertain future as a stand-alone carrier” noting its years of losses and its limited ability to modernize and expand and the serious threat posed by an “invigorated Northwest Airlines” refocusing its attention on Milwaukee. Midwest’s shareholders have a right to demand more from the Company than defensive legal maneuvering to interfere with the free flow of critical information.

“As owners of the airline, Midwest shareholders have a right to full and complete information about AirTran’s $13.25 exchange offer, which represents a premium of 61% over the thirty day average closing price of Midwest common stock at the time of AirTran’s October 20, 2006, proposal and an approximately 46 percent premium over the closing price on the December 13, 2006, date that AirTran disclosed its October 20, 2006, offer. The offer also offers shareholders a stake in a combined airline that will be stronger and more competitive. The two airlines have complementary routes and fleets, with the potential to grow at an expedited rate and generate an estimated $60 million in annual revenue synergies. AirTran strongly believes this is a level of growth that far exceeds what Midwest can accomplish under its standalone plan and that Midwest’s standalone plan leaves the company exceedingly vulnerable to competition to the detriment of its shareholders, employees and the Milwaukee community,” AirTran said.

“While we believe it is unfortunate that AirTran has been forced to bring this matter to a court of law, we intend to pursue this matter expeditiously as it is imperative that the Midwest shareholders be given the right to review AirTran’s offer and choose for themselves the best course of action for their company,” the company concluded.

On January 24, 2007, AirTran sent the following letter to the holders of Midwest common stock and filed a press release with respect thereto:

AirTran Sends Second Letter to Midwest Shareholders Comparing

Strengths of AirTran’s Offer to Prospects of Midwest’s Standalone Plan

ORLANDO, Fla. (January 24, 2007) – AirTran Holdings, Inc. (NYSE: AAI), the parent company of AirTran Airways, announced today that Joe Leonard, AirTran’s Chairman and Chief Executive Officer, sent a letter to shareholders of Midwest Air Group (AMEX: MEH) comparing the strengths of AirTran’s offer to the prospects of Midwest’s standalone plan. The complete text of the letter is set forth below:

January 24, 2007

Dear Midwest Shareholder,

We recently sent you information about AirTran Holding Inc.’s offer to exchange $13.25 of value in cash and AirTran stock of each share of Midwest Air Group that you own. As we recommended in an earlier letter, please review the documents carefully and thoroughly because your decision will ultimately determined the future of Midwest. (These materials are also available at http://www.airtran.com/midwest/default.aspx.)

As you know, we have tried our best to discuss with Midwest the merits of combining our two companies to the benefit of our respective shareholders, employees, customers and the communities we serve, but to no avail. Thus, we were left with no choice but to bring our offer directly to you and provide you the opportunity to act in your own financial interests.

There are a few key items to focus on when weighing the strength of the AirTran proposal versus the prospects of the Midwest standalone plan. The Midwest plan is heavily reliant on a continued benign competitive environment, growth with older and less efficient aircraft and regional jets, favorable fuel prices and higher average fares; all of which makes Midwest vulnerable to competition. What their plan doesn’t do is address their vulnerabilities, specifically their revenue concentration (58% of their revenue is in their top 20 markets) and their aging fleet issues which they are compounding with the addition of outsourced regional jets and two more used MD80 aircraft. This plan simply doesn’t produce significant growth or prepare them to compete effectively in the future.

By contrast, the AirTran proposal addresses each of these issues and provides the revenue diversity, cost structure, aircraft and other benefits that Midwest, its constituents in Milwaukee and Kansas City, its employees and most important, you, the shareholder need and deserve. We believe the combination of AirTran and Midwest will create a highly efficient airline with a broad national network and quality product that can compete with any airline. The AirTran fleet plan will provide both the means to improve the efficiency of the current Midwest network and to expand service in Milwaukee and Kansas City, with brand new Boeing 737-700s which have the ability to reach any point in North America from either hub.

	Midwest Plan	AirTran Plan
FINANCIAL	No Sustained Profits since 2000; Inconsistent Results	Significant Premium Today; Improved Future Profit Potential

NETWORK & REVENUE DIVERSITY FLEET PLAN	Highly Concentrated Older Aircraft & Small Regional Jets	Broad National Network 60 Brand New, Highly Efficient Boeing 737’s

GROWTH	Minimal	Strong

COST STRUCTURE	Inferior To Low Cost Competitors	Industry Leading Cost Structure

1The comparisons are based upon the Exchange Offer filed by AirTran on January 11, 2007 and the Midwest Investor Presentation filed with the SEC on January 10, 2007. Investors are asked to carefully review both documents before taking any action.

Now it’s your chance to have your voice heard by the Midwest Board and Management: tell them you want them to enter into negotiations with AirTran.

You can deliver that message by tendering your shares pursuant to our Offer.

If you have any questions about AirTran’s offer, we urge you to contact your broker, banker, or other financial advisor, or Innisfree M&A Incorporated, which is assisting us, at (877)456-3422.

Sincerely,

Joe Leonard
Chairman and Chief Executive Officer

On January 25, 2007, Midwest filed with the SEC, pursuant to Rule 14D-9 under the Exchange Act, a statement recommending that Midwest shareholders reject the offer to exchange and not tender their Midwest Shares in the offer to exchange. In its statement, Midwest discloses the following as its reasons for its unfavorable recommendation:

•	The Midwest board of directors does not believe that the offer to exchange fully reflects the long-term value of Midwest’s strategic plan.

•	The Midwest board of directors believes that the timing of the offer to exchange is opportunistic and that the offer to exchange is disadvantageous to Midwest’s shareholders.

•	The value of the consideration being offered under the offer to exchange is uncertain and highly dependent on the value of the common stock of AirTran.

•

The Midwest board of directors believes that AirTran’s plan to serve the interests of constituencies of Midwest other than its shareholders creates uncertainty about how such interests would actually be served by the combined company.

•	The industry experience of the Midwest board of directors and its familiarity with the business, financial condition, prospects and strategic plan of Midwest and the nature of the airline industry.

On January 26, 2007, AirTran issued and filed the following press release:

AirTran Urges Midwest Shareholders to Tender their Shares Following Midwest’s

Rejection of Exchange Offer

ORLANDO, Fla. (January 25, 2007) – AirTran Holdings, Inc. (NYSE: AAI), the parent company of AirTran Airways, announced today that it is extremely disappointed that Midwest has again unilaterally rejected AirTran’s offer to combine the two airlines, without even having the benefit of holding direct talks with AirTran to explore the strategic and financial logic of such a merger.

“Despite the benefits that a combined AirTran and Midwest would bring to our respective shareholders, employees and the greater Milwaukee community, Midwest has continued to decline to meet with us to negotiate an agreement,” said Joe Leonard, AirTran’s chairman and chief executive officer. “We believe that the Midwest Board and management have been negligent in meeting their fiduciary obligations to the Midwest shareholders, and we urge the company’s owners to tender their shares to let the Board and management of Midwest know that they want Midwest to explore the merits of the merger.”

AirTran’s offer to exchange $13.25 of value in cash and AirTran stock for each share of Midwest for $13.25 per Midwest share represents a premium of 61 percent over the thirty day average closing price of Midwest common stock at the time of AirTran’s October 20, 2006, proposal and an approximately 46 percent premium over the closing price on the December 13, 2006, date that AirTran disclosed its October 20, 2006, offer.

“With today’s demands that corporate governance be of the highest caliber, strictly adhering to the best interests of shareholders, we are surprised that Midwest’s Board would act in such a precipitous manner and again decline to evaluate our offer without even discussing it with us,” said Mr. Leonard. “Our offer not only grants shareholders a significant premium, it enables the existing Midwest owners to continue to have an equity interest in a airline better positioned to compete in a consolidating industry, with lower costs and a stronger more diversified route network. AirTran has the fleet, network breadth and cost expertise that Midwest needs, which, when combined with Midwest’s network and service expertise, will result in one of the strongest low cost, high quality airlines in the world.”

On January 29, 2007, AirTran issued and filed the following press release:

AirTran Holdings, Inc., Reports Full Year 2006 Profit

– Revenues Grow By Over 30 Percent on a 23.7 Percent Increase in Capacity –

– Annual Operating Revenues Top $1.8 Billion –

ORLANDO, Fla., Jan. 26 /PRNewswire-FirstCall/ — AirTran Holdings, Inc., (NYSE: AAI), the parent company of AirTran Airways, Inc., today reported net income of $15.5 million for the full year 2006 or $0.17 per diluted share. For the fourth quarter, AirTran reported a net loss of $3.3 million or $0.04 per diluted share.

For the full year and fourth quarter of 2005, AirTran reported net income of $8.1 million or $0.09 per diluted share and $0.4 million or breakeven per diluted share, respectively.

“The year 2006 was very challenging with our average fuel prices again rising over 20 percent for the third year in a row,” said AirTran Airways’ chairman and chief executive officer Joe Leonard. “I am very proud of the tremendous effort from all of our Crew Members here at AirTran Airways. Their hard work and dedication has resulted in our eighth consecutive profitable year despite these difficult conditions.”

During the fourth quarter, capacity grew by 20.2 percent and traffic rose by 16.1 percent, resulting in a load factor of 69.0 percent, a 2.5 point decline year over year. Revenues for the fourth quarter grew 12.7 percent. For the full year, capacity increased by 23.7 percent and passenger revenues grew by 30 percent, which resulted in a 5.2 percent increase in unit revenue.

Commenting on the fourth quarter, AirTran Airways’ president and chief operating officer, Bob Fornaro, said, “While we were profitable in November and December, these profits were insufficient to offset our losses in October.” Fornaro went on to say, “We are encouraged by lower capacity levels in our markets and by recent declines in fuel prices as we go into the first quarter of 2007.”

AirTran Airways reduced its unit operating costs by 5.6 percent in the fourth quarter primarily as a result of a 7.7 percent decline in fuel prices. In addition, non-fuel unit costs decreased by 4 percent to 5.94 cents.

Stan Gadek, AirTran Airways’ chief financial officer, said, “I am pleased that for the fifth consecutive year we have lowered our non-fuel unit costs, and that this quarter’s non-fuel unit costs came in below six cents per seat mile. Our ability to deliver a high quality product with an industry leading cost structure is one of our company’s great assets.”

Recent highlights of AirTran Airways’ accomplishments include:

•	Took delivery of twenty new Boeing 737-700 aircraft and two new 717-200 aircraft in 2006.

•	Secured financing on all 2007 aircraft deliveries.

•	Closed on new financing for aircraft pre-delivery deposits for 2008 aircraft deliveries.

•	Initiated new service to White Plains, N.Y., and Seattle, Wash. in 2006.

•	Launched over 20 new non-stop routes in 2006.

•	Announced the airline will begin service to Newburgh, N.Y., Daytona Beach, Fla., Phoenix, Ariz., San Diego, Calif., and St. Louis, Mo. in 2007.

•	Announced over 15 new non-stop routes in 2007.

•	Created over 700 new jobs throughout our network in 2006.

AirTran Holdings, Inc., will conduct a conference call to discuss quarterly results today at 10:00 a.m. Eastern Standard Time. A live broadcast of the conference call will be available via the internet at http://www.airtran.com.

On February 1, 2007, Galena and AirTran New York, LLC, a wholly owned subsidiary of AirTran, sent notices to Midwest of their intention to propose three nominees for election to the board of directors of Midwest. The notices identified the proposed nominees as John Albertine, Jeffrey Erickson, and Charles Kalmbach. That same day, AirTran issued a press release announcing both its slate of nominees as well as an extension of the expiration date for its exchange offer to March 8, 2007 at 12:00 midnight, New York City time. The press release also announced that AirTran had sent a letter to the shareholders of Midwest regarding such announcements.

On February 1, 2007, AirTran also conducted a conference call with investors to discuss the status of the offer to exchange.

On February 19, 2007, Mr. Leonard sent the following letter, along with comments by analysts, to the Midwest board of directors:

Letter to Midwest’s Board of Directors

Joseph B. Leonard

Chairman & CEO

February 19, 2007

To: The Members of the Board of Directors of Midwest Air Group

John F. Bergstrom	James Boris
Ulice Payne, Jr.	Samuel K. Skinner
Elizabeth T. Solberg	Richard H. Sonnentag
Frederick Stratton, Jr.	David H. Treitel
Timothy E. Hoeksema

We request that you promptly set a date no later than one year from the date of your 2006 meeting—April 26, 2007—for your 2007 Annual Meeting of Shareholders. We believe that your shareholders have a right to vote on matters that are of the utmost importance to their investment and to demand accountability with respect to the actions of your management in response to our proposal to combine Midwest and AirTran.

We make this request in light of recent actions taken by the Midwest management in what appears to be an effort to act in their own interests at the expense of what is in the best interests of Midwest’s shareholders and employees. Our conclusion stems, in large part from the various presentations and public comments management has made over the last few weeks as they try to defend the Midwest stand alone plan. While we recognize that they may not personally like our offer to acquire the company as opposed to wanting to go it alone, we think that you, your shareholders and the public would be better served if the Midwest management focused more on the merits of our proposal and less on what appears to us as nothing more than a campaign of misinformation to support your recommendation that your shareholders not tender their stock.

Given its track record of consistent and substantial losses and pursuing yet another business plan that is seriously flawed, we can understand why Midwest management might want to deflect any focus on the credibility of its newest business plan; but as fiduciaries for your shareholders, you are charged with the obligation to respond to their interests along with those of your public and employee constituencies. Frankly stated, Midwest management’s business plan is as insubstantial as its deliberately false claims on service, competition and job loss.

Let me first address some claims which are demonstrably false with respect to the AirTran proposal that your management seemingly repeats at every opportunity. Most recently this was evidenced in an advertisement that appeared on February 14, 2007 in the Milwaukee Journal Sentinal featuring pictures of various public officials along with false claims about the loss of jobs and service which unquestionably originated from Midwest management. If your management is prepared to embarrass public officials by furnishing them with false information, we presume that it does not shy away from presenting the same misinformation to you.

AirTran has set out in detail going back to the paper sent to you in June of 2005 and in our exchange offer and in exhibits to other filings with the SEC a growth plan for the combined carrier identified by city with specific growth plans set out for Milwaukee and Kansas City. We said in that 2005 paper that “The City of Milwaukee would benefit from a nearly 90% increase in daily seats through a combination of 30% more flights with an average of 26 seats more per aircraft and the addition of approximately 16 to 17 additional aircraft …and corresponding employment increases”. These numbers have been refined in our latest offer but the proposal remains the same—a merger of our two airlines will produce a wider range of business and leisure capacity than anything being proposed by Midwest management in its stand alone plan.

Midwest management knows that its public comments on the levels of service have no basis in fact yet they continue to mislead the public and, we suspect you, with these deliberately false claims. There is no factual basis in anything that we have presented to Midwest management that in any way suggests a reduction in service to and from Milwaukee. In fact, if you truly did “due diligence” on our proposal before rejecting it and accepting the alternative “stay the course” plan served up by Midwest management, you would have discovered that just the opposite is true. This is not a combination with substantial overlap of service where that redundancy might serve as a basis for a reduction in flights—for some reason that defies that unquestioned fact, your management continues with a string of public comments about mergers producing job losses based on a vague claim about redundant flights.

In order to accept the claims of Midwest management about loss of service you have to assume that AirTran is spending its time and capital simply to downsize the Milwaukee and/or Kansas City markets for a business reason that is not particularly evident, rational or clear. What is true and is consistent with the successful way in which we have managed our business to profitability is our understanding that in order for us to achieve the kind of returns we envision for the stakeholders of a combined AirTran and Midwest, these are the very assets that we seek to build upon. Our vision of a larger and stronger national low-cost carrier with quality and service standards above anything found among the low cost carriers today requires us to develop the Milwaukee and Kansas City hubs. It would be illogical, and Midwest management knows this, for the merged entity to dismantle or harm Midwest’s established business and customer base.

Our view of the service benefits is shared by many industry analysts as best expressed by a recent report from an independent expert on the industry, Bob McAdoo of Prudential Securities who noted that the merger of the two airlines would materially improve service for Milwaukee business travelers by adding new destinations in the west and northwest; provide travelers from small communities presently served by Midwest with connecting opportunities to far more cities than are presently available to them; and, offer low cost/low-price service to a wider range of customers who are now traveling to the Chicago area airports to find affordable service to their desired destinations. Applying our standard model on consumer savings when we enter a market to our plans for service in Milwaukee, we estimate that Milwaukee and Wisconsin consumers in cities connecting over Milwaukee will each year save approximately $363.2 million dollars on air fares. This is our vision for the future and it is based upon fact and a proven track record. We do not believe that Midwest’s stand alone plan generates anything near this level of consumer benefit.

We contrast our plans with Midwest’s stand alone plan that appears to focus on a continuous reduction in the number of seats offered in the Milwaukee market with the substitution of outsourced regional aircraft for flights presently operated with its own B-717 aircraft. Based on some recent public announcements by Midwest and plans announced for its Kansas City operations, it appears that there will be a significant shift of capacity away from Milwaukee and to Kansas City. Our plans for a combined airline calls for a material addition of capacity for Milwaukee with a balanced growth plan for Kansas City—something we can accomplish with the aircraft that we presently have on order.

It is obvious that all of this growth comes with an increase in jobs for Milwaukee and Wisconsin. As we have previously told Midwest management, each aircraft that we add creates approximately 62 new jobs for us but creates additional jobs in the community for the many third party vendors that support our operations. With the exception of some limited executive and administrative positions, we fully expect to keep jobs in place and to add many new ones as well. We have said publicly that we intend to keep the reservations and maintenance facilities and grow both over time. Yet, with no factual basis whatsoever, Midwest management tries to scare employees and local residents about the loss of jobs.

Look at the facts and you will see that over the last five years, AirTran has created almost 3500 new jobs as we have grown and we fully expect to continue that pattern with our plans to merge with Midwest. Midwest’s management knows full well that will happen but chooses to mislead the public and, we assume you, on the question of jobs.

As for job growth, even you, in all fairness, must acknowledge Midwest’s contrasting poor record on jobs and wages. Now, with Midwest’s announced plans to outsource additional jobs to a regional carrier in Utah and a plan to shed Beech 1900 flying to a third party, it is hard to believe that Midwest management would have the audacity to accuse AirTran of intending to pursue a strategy that Midwest is already implementing. We also find it curious that you have permitted management to cut back the wages of the Company’s rank and file employees and reduce headcount, while you reward your CEO with compensation and benefits greater than anything that he had previously received in prior years.

We cannot help but comment on what appears to be the deliberately misleading claims by senior Midwest officials on AirTran’s delivery schedule for our B-737-700 aircraft. Your management knows but perhaps does not keep you informed about how much demand exists for B-737-700 aircraft and how advantageous was the timing and pricing of AirTran’s original order for these aircraft. Our aircraft were acquired at a substantial multi-million dollar discount to current market value. We view our aircraft order as a strategic asset which provides ideal aircraft to expand and grow the Milwaukee market and to provide the service that Midwest has no near term operational ability to offer. Midwest appears to agree with our assessment of the need for longer range aircraft since it has spent the better part of a year looking at Airbus A-320 and Boeing 737-800 aircraft—since our aircraft purchase agreement allows us to substitute 737-800s for the 737-700s, it is evident that we can satisfy sooner what Midwest implicitly acknowledges is a deficiency in its fleet.

To hear the comments from your senior marketing officer that AirTran is, to use his words, “desperate” to find a home for its aircraft is utter nonsense but for it being a part of the more appropriately labeled “desperate” effort by Midwest management to defend its policies and to mislead your shareholders. Acquiring old MD-80 aircraft as growth vehicles hardly represents a strategic vision but it does suggest a belated recognition of the company’s precarious position in a highly competitive market place.

And that leads to a consideration of the alleged viability of the Midwest stand alone plan. As far as we have been able to tell from Midwest’s public comments and from its investor presentations, the Midwest plan to achieve its goals rests upon the assumption that the competitive situation will basically remain unchanged in Milwaukee and Kansas City. We have frequently heard the refrain from Midwest management that Northwest Airlines was driven out of Milwaukee and that Southwest Airlines would never operate from Milwaukee and that if it did enter the market it would not matter since Midwest’s superior service product would blunt the force of Southwest’s competitive impact. We, among others, seriously question that assumption.

Given the fact that Midwest has lost money for each of the past five years and that each year that Northwest operated significant service in Milwaukee, Midwest’s premium yields were materially diluted we can understand why Midwest management might wish that this assertion were true. However, wishing does not equate to reality. Add Southwest, Jet Blue and AirTran to the competitive mix in Milwaukee and watch the Northwest yield dilution effect multiply across the board.

Midwest’s management over the years has been consistent in one regard—it has generated consistent and substantial losses. The same refrain heard today about the competitive benefit of its service product is an echo from its past and we believe there is no reasonable basis whatsoever to believe its current optimistic forecasts.

It is not a coincidence that Midwest’s recent near breakeven performance comes a year or so after Northwest’s bankruptcy. To subject your shareholders to the vagaries of Northwest’s (or other competitors’) strategic plans may be asking too much in light of past history which is a clear guide as to what lies ahead for Midwest. In sharp contrast to AirTran, Midwest has had a cumulative loss of $150 million since 2002. AirTran has succeeded in the face of strong and sustained competition at our Atlanta hub with Delta Air Lines and we effectively compete against Southwest from a number of focus cities. We understand the dynamics of the marketplace.

Midwest’s management may want to ignore the reality of the marketplace, but can you, as the shareholders’ fiduciary, afford to gamble with the market risk, especially in light of comments made last week by Southwest Airlines’ CEO on that carrier’s service to several destinations with multiple airports. In discussing Southwest’s return to San Francisco, he compared the bay area’s three airports—each served by Southwest—with similar operations in the Los Angeles area with Los Angeles, Ontario, Burbank and Orange County airports; and Boston metro with Boston Logan, Providence and Manchester airports. Service to both Midway Airport and Milwaukee falls squarely in that growth plan along with the fact that Milwaukee is a very typical Southwest market. But whether it be Northwest or Southwest or AirTran or JetBlue, it is clear that Milwaukee is going to see an expansion of service by legacy and low cost airlines—the market is not static anywhere except in the modeling of Midwest’s stand alone plan.

We note with interest that our view is shared by Raymond James & Associates, your advisor as recently as three months ago, who in a note published on February 13, 2007 observed that absent a merger with AirTran there is “…an increasing likelihood that additional capacity will enter the Milwaukee market at some point.” The note also addressed the immediate term’s “encouraging revenue environment” … “driven … by a very favorable capacity environment” as a result of capacity redactions in a number of Midwest markets. Combining the two comments, the “encouraging revenue environment” can be expected to be subject to increasing pressure given the “likelihood” of competing carriers coming into these markets. Raymond James expressed this concept more directly when it identified as one of the “risks” related to Midwest its very high dependence on its Milwaukee hub where “any …material entry of competing capacity could have a pronounced negative impact on Midwest’s results”.

Yet another analyst, Vaughn Cordle of Airline Forecasts, quoted in a February 14, 2007 news article in The Atlanta Journal Constitution, echoes these comments when he notes that Midwest’s most profitable routes between its Milwaukee hub and New York and Boston are vulnerable to new competition from Jet Blue, Southwest or a revived Northwest. It would appear that Midwest Management is alone in its view that its service product will protect it from competitive forces in the marketplace. Mr. Cordle, in that same article notes that Independence Air when faced with a merger proposal resisted and chose a stand alone plan that led to its liquidation. Independence Air, as you may know, had a long tenured, entrenched management that ignored the marketplace reality that its business model did not work—a contemporaneous observation of many airline analysts.

To provide an independent view of the current situation, I am attaching a selection of comments from twelve different Wall Street analysts on our proposal and on Midwest’s prospects as a stand alone carrier. You will note that in general their views and ours are remarkably similar and at variance with your management’s assessment of the value of this combination and Midwest’s long term prospects as a stand alone airline.

Based on reports that we have received about a recent meeting between Midwest’s senior management and some of your largest shareholders, we believe that you are obligated to listen to your owners’ views and enter into discussions with Air Tran. Your owners and we know full well that Midwest’s claims in its investor presentations that “Midwest’s shareholders are poised to benefit from company’s investments and execution of its strategic plan” rest on a slippery slope of optimistic assumptions that are inviting serious skepticism by investors. Even Midwest’s boasting about its increasing stock price was questioned by Raymond James in its “risks” section of its February 13, 2007 report where it noted that if AirTran’s offer to acquire Midwest is rescinded “…Midwest’s share price could be materially impacted”.

Midwest’s management likes to call AirTran’s offer “inadequate and opportunistic”. Since Midwest management has never entered into serious discussions with AirTran or even permitted AirTran to conduct modest “due diligence” it has no basis for finding our offer adequate or inadequate. It is curious that in the amendment to your Schedule 14D-9 filing on February 13, 2007 with the Securities and Exchange Commission, Midwest management claims that your company’s shareholders would be disadvantage as to AirTran’s shareholders in the equity portion of our current offer. We believe that this is another Midwest management economic analysis without an objectively supportable foundation. In any event, if this is, in fact, what Midwest management believes then it would seem logical that negotiations should be undertaken to improve that alleged imbalance.

Midwest’s management has made sure that AirTran was not afforded the opportunity to identify and understand additional value by refusing to have any discussions with us. It is somewhat circular logic to claim that we have undervalued Midwest but at the same time make sure that we are denied even basic “due diligence” into that value.

While it may be defensible and understandable for you to want to accept Midwest management’s assumption about the value creation theory they cling to, do you ignore your own commitment to the Midwest stakeholders by turning your back on the risks you are placing on your investors and employees? Even the contract that you entered into with Goldman Sachs raises issues about an objective analysis of our proposal since you will be paying Goldman a premium under that agreement if Midwest remains independent. You have created a bounty for them not to consider what is best for Midwest’s shareholders. This approach hardly suggests an unbiased review of AirTran’s proposal or developing any value creation scenario.

Please know that we are committed to seeing this transaction through to completion. We are encouraged by the broad support that we have received from a number of Midwest stakeholders, but especially by the growing feedback from Midwest’s shareholders. We welcome their inquiries and value their wisdom, and we want you to have the opportunity to hear directly from them, which can be accomplished at the forthcoming Midwest Annual Meeting, for which we are requesting you set a record date and a meeting date. Perhaps at that meeting you can explain to them the one question that we cannot answer: why won’t you, as their fiduciaries, demand that Midwest’s management sit down with us to negotiate a merger agreement that is clearly beneficial to all of the Midwest constituents? Clearly, this is a question that you have to answer to them and all of your stakeholders.

We believe that Midwest’s shareholders are entitled to quiz both you and Midwest management on the basis for management’s public statements and assertions. Management is using these statements to directly or indirectly support your recommendation that your shareholders not tender their shares. You are aware of these statements and their purpose. Your fiduciary duties to your shareholders require you to instruct management to correct them and absent that action you are endorsing them in violation of those duties. Management and you bear full legal responsibility for these representations and they are in fact without foundation.

For all of these reasons, we again request that you set an early date for your Annual Meeting of Shareholders and create an unfiltered forum for you to hear from your owners.

Yours truly,

Joseph B. Leonard

On February 20, 2007, AirTran issued the following press release:

AirTran Responds to Order From New York Court

ORLANDO, Fla. (February 20, 2007)—AirTran Holdings, Inc., (NYSE: AAI), parent company of AirTran Airways (“AirTran”), today commented on the ruling by Justice Helen E. Freedman in AirTran New York LLC v. Midwest Air Group, Inc., in the Supreme Court for the State of New York, New York County.

“While we are certainly disappointed that the court did not rule in AirTran’s favor due to a technicality, we are deeply concerned with the lengths that Midwest’s management group is willing to go to ensure that their shareholders are denied full access to the details of our merger offer,” said Joe Leonard, AirTran’s chairman and chief executive officer. “We find it extraordinary that in today’s business world—where full-disclosure is paramount—that a public corporation would take pride in denying information to its shareholders. It is disconcerting that the Midwest board and management would want to withhold information from their shareholders and not allow them to evaluate the AirTran offer on their own.

“AirTran will appeal the ruling in New York, and we will continue to disseminate accurate information about our offer and the benefits the combination of these two great airlines will bring to the greater Milwaukee community in terms of job growth, an expanded flight schedule and economic development.”

On February 23, 2007, AirTran made a presentation to the Milwaukee, Wisconsin community leaders to discuss the economic impact of the proposed merger with Midwest.

On March 6, 2007, AirTran’s management conducted a presentation at the Raymond James Institutional Investor Conference, which included an update on the offer to exchange.

On March 7, 2007, AirTran issued the following press release:

AirTran Holdings, Inc., Submits Proxy Statement Nominating Three Directors to the Board of Directors of Midwest Air Group

– Exchange Offer for Midwest Extended to April 11, 2007 –

ORLANDO, Fla. (March 7, 2007)—AirTran Holdings, Inc. (NYSE: AAI), the parent of AirTran Airways, announced today that it has submitted preliminary proxy materials to the Securities and Exchange Commission pursuant to its previously announced intent to elect three nominees to fill positions on the Midwest Air Group, Inc. (“Midwest”) (AMEX: MEH) board of directors at Midwest’s next annual meeting of shareholders. The nominees are John Albertine, Jeffrey Erickson, and Charles Kalmbach.

“By electing these nominees, Midwest shareholders would be electing directors who are committed to acting in die shareholders’ best interests and to keeping the Board’s focus on maximizing shareholder value,” said Joe Leonard, AirTran’s chairman and chief executive officer. “The election of these three nominees would send a strong signal that the company’s ‘stay-the-course,’ ‘business-as-usual-strategy’—multi-year losses, less service, fewer jobs, and lower wages for employees—is unacceptable. It says that, by continuing along that path, the Company is placing its employees, customers and communities, as well as its shareholders, at risk to the competitive pressures that are already threatening Midwest.”

“Having these excellent candidates as part of the Midwest Board of Directors would also help AirTran’s merger proposal to get a fair hearing in the boardroom, and deliver a message to management that it is in the shareholders’ interests to explore the merits of our offer—something that Midwest’s management has steadfastly refused to do,” Leonard added.

“Furthermore, Midwest’s existing corporate governance practices are seriously flawed and troubling to say the least. In particular, the extent to which the Board of Midwest is relying on the input from financial advisors who are provided an economic incentive if the AirTran-Midwest merger is rejected is hardly the way to explore all opportunities in order to maximize shareholder value. By contrast, the nominees we are putting forward would help to keep the directors focused on their fiduciary duties to act in the shareholders’ interest,” Leonard concluded.

AirTran Holdings Submits Proxy Statement Nominating Three Directors to the Board of Directors of Midwest Air.

In a related action, AirTran said that it is extending its Exchange Offer, due to expire on March 8, 2007, until April 11, 2007, at 12:00 midnight EDT. AirTran Airways said that it decided to extend its offer so that Midwest’s shareholders can receive all the information they need. AirTran was advised by The Bank of New York, the exchange agent for the offer, that, as of 5:00 p.m. EST, on March 7, 2007, a total of 1,777,638 shares of Midwest common stock were tendered pursuant to the offer.

On March 14, 2007, AirTran’s management conducted a presentation at the Citigroup’s Small and Mid-Cap Conference, which included an update on the offer to exchange.

On March 21, 2007, AirTran’s management conducted a presentation at the JP Morgan Aviation and Transportation Conference, which included an update on the offer to exchange.

On April 2, 2007, AirTran issued the following press release:

AirTran Increases Tender Offer to Midwest Shareholders

Substantial Increase to $15 per Share Represents 83 Percent Premium

Above Midwest Stock Prior to Initial Offer

ORLANDO, Fla., (April 2, 2007)—AirTran Holdings, Inc. (NYSE: AAI), the parent company of AirTran Airways, today announced that it has substantially increased its offer to purchase all of the outstanding shares of Midwest Air Group (Amex: MEH), to $15.00 per Midwest share, based on the closing price of AirTran common stock on March 30, 2007. The offer consists of $9.00 in cash and 0.5842 of a share of AirTran common stock for each Midwest share. The total equity value of the exchange offer is $389 million.

The offer, which is being made through Galena Acquisition Corp., a wholly owned subsidiary of AirTran, represents a premium of 83 percent over the 30-day average closing price of Midwest common stock prior to when AirTran made its initial proposal. AirTran’s first offer to acquire all of Midwest’s common stock was priced at $11.25 per share on October 20, 2006. Today’s offer also represents an approximately 65 percent premium over the closing price of Midwest stock on December 12, 2006, the day before AirTran disclosed its initial October 20, 2006, offer. As a result of this increase, the expiration date of the tender has been extended to terminate on May 16, 2007.

“We firmly believe in the underlying value and benefits of combining these companies, and we are committed to bringing together these two airlines to create a truly national airline well-positioned for success in an increasingly competitive environment,” said Joe Leonard, AirTran’s chairman and chief executive officer. “That is why we are substantially increasing our offer despite the already attractive premium we have proposed, and without any benefit from additional financial information from Midwest, which has steadfastly refused to discuss the transaction with us and to explore the benefits of this merger. We believe it to be indisputable that this revised proposal represents a very full and generous offer, and it is our hope that Midwest’s management and board will join with those stakeholders who have asked that we consider increasing our offer and continue in our efforts to effect a transaction.

“We are presenting this substantially enhanced offer now in order to give their board and management time to consider it and enter into discussions with us prior to Midwest’s May 23, 2007, annual meeting. If we are not able to enter into discussions with Midwest prior to the annual meeting, Midwest shareholders will have the opportunity, at that time, to control their own destiny by determining whether the existing board of directors is really serving the best interests of shareholders. If they conclude that the current board is not meeting its fiduciary obligations, they should vote to elect the directors AirTran has nominated to the Midwest Board. Our slate of highly experienced corporate governance and airline experts are committed to acting in the shareholders’ best interests and they will be able to evaluate, in a fair and independent way, which alternative—the AirTran-Midwest combination or the Midwest ‘standalone’ plan—will provide greater value for the Company and its shareholders,” Leonard concluded.

AirTran further stated that Midwest filed a preliminary proxy, on March 30, 2007, for the Annual Meeting of the Midwest shareholders to be held on May 23, 2007. AirTran noted that according to the preliminary proxy, only the holders of record of Midwest common stock at the close of business on April 9, 2007 (the, “Record Date”), will be entitled to notice of and to vote at the Midwest Annual Meeting and any adjournments or postponements thereof. AirTran further noted that investors who wish to vote at the Annual Meeting must purchase or trade Midwest shares by Tuesday, April 3, 2007, to be a shareholder by the record date.

Midwest shareholders with questions about how to tender their shares may call AirTran’s Information Agent, Innisfree M&A Incorporated, toll-free at (877) 456-3422, (Banks and Brokers may call collect at 212-750-5833).

AirTran was advised by The Bank of New York, the exchange agent for the offer, that, as of 5 p.m. EST, on March 30, 2007, a total of 1,703,151 shares of Midwest Common stock were tendered pursuant to the offer.

On April 4, 2007, AirTran issued the following press release:

AirTran Holdings Requests Midwest Air Group Shareholder List

ORLANDO, Fla. (April 4, 2007) - AirTran Holdings, Inc. (NYSE: AAI), the parent of AirTran Airways, today requested a list of shareholders from Midwest Air Group, Inc. (AMEX: MEH) in a letter to Midwest’s management. Under Wisconsin law, shareholders have a right to be granted access to the company’s shareholder list and make duplicates as they see fit after the Company announces the date for the Annual Shareholders Meeting. The complete text of AirTran’s letter is set forth below:

Dear Ms. Skornicka:

Galena Acquisition Corp. (“Galena”), a record shareholder of 100 shares of Midwest Air Group, Inc. (“Midwest”) hereby demands that Midwest allow Galena, through its designated representatives, to inspect and copy Midwest’s shareholder list as of the record date set for the 2007 Annual Meeting. The shareholder list to be produced for inspection and copying shall set forth the names and addresses of all shareholders and the number and class of shares held by each as of the record date of April 9, 2007.

This demand includes a demand for all NOBO (non-objecting beneficial owners) lists available to Midwest, including a list of those beneficial owners who have given consent to the disclosure of their identity as provided to Midwest by a registered broker, dealer or a bank, association or other entity that exercise, fiduciary powers in connection with the forwarding of information of such owners. In addition, the undersigned demands all CEDE lists, that is, a list or lists which identify the brokerage firms and other record owners who bought shares in Midwest in a street name for their customers and who have placed those shares in the custody of a depository firm.

The statute permits inspection of the list two business days after the notice of the meeting is given. The statute also permits the undersigned to copy the list. The undersigned demands both its inspection right and its right to copy the shareholder list. The purpose of making a copy of the list is to communicate with shareholders regarding the undersigned’s proxy solicitation in favor of the people nominated by Galena to the board seats scheduled for election at the 2007 Annual Meeting. As Midwest’s notice of the Annual Meeting did not designate an alternate location where the shareholder list is being maintained, our representatives will arrive at your headquarters at 6744 South Howell Avenue, Oak Creek, Wisconsin 53154, at noon on April 11, 2007.

You may communicate with the undersigned, or its attorney, whose contact information is:

John G. Despriet, Esq.

Promenade II, Suite 3100

1230 Peachtree Street N.E.

Atlanta, GA 30309

(404) 815-3730 (telephone)

(404) 685-7030 (facsimile)

jdespriet@sgrlaw.com

Very truly yours,

Galena Acquisition Corp.

/S/ RICHARD P. MAGURNO
By: Richard P. Magurno
Senior Vice President, Secretary, and
General Counsel

AirTran recently increased its buyout offer for Midwest Air Group to $15 per share for all of the Midwest shares, a total of $389 million. The offer, which is being made through Galena Acquisition Corp., a wholly owned subsidiary of AirTran, represents a premium of 83 percent over the 30-day average closing price of Midwest common stock prior to when AirTran made its initial proposal. AirTran’s first offer to acquire all of Midwest’s common stock was priced at $11.25 per share on October 20, 2006. The offer also represents an approximately 65 percent premium over the closing price of Midwest stock on December 12, 2006, the day before AirTran disclosed its initial October 20, 2006, offer. As a result of this increase, the expiration date of the tender has been extended to terminate on May 16, 2007.

Midwest shareholders with questions about how to tender their shares may call AirTran’s Information Agent, Innisfree M&A Incorporated, toll-free at 877-456-3422. (Banks and Brokers may call collect at 212-750-5833).

On April 4, 2007, Midwest issued a press release in response to AirTran’s press release stating that, in accordance with Wisconsin law, Midwest will make the list of shareholders entitled to notice of the annual meeting available for inspection by any shareholder of record two business days after Midwest gives notice of its 2007 annual meeting. Midwest stated that it expects to mail the notice and proxy statement following completion by the SEC of its review of the preliminary proxy materials filed by Midwest on March 30, 2007.

On April 9, 2007 Mr. Leonard sent the following letter to the Midwest board of directors.

Letter to Midwest’s Board of Directors

Joseph B. Leonard

Chairman & CEO

April 9, 2007

To: The Members of the Board of Directors of Midwest Air Group

John F. Bergstrom	James Boris
Ulice Payne, Jr.	Samuel K. Skinner
Elizabeth T. Solberg	Richard H. Sonnentag
Frederick Stratton, Jr.	David H. Treitel
Timothy E. Hoeksema

We want to take this opportunity to make clear to you and to the communities and customers served by Midwest Airlines (“Midwest”) AirTran’s firm commitment to offer the flight schedules and fare levels that we have discussed publicly which in turn will create the numbers of jobs that we have identified and the added value of our operations to suppliers and vendors that support your existing and our proposed expanded operations.

We make this specific and unqualified firm commitment to assist you in exercising your discretion under your Articles of Incorporation and the Wisconsin Business Corporation Law (“WBCL”) to consider, along with your primary obligations to your shareholders, the measurable social, legal and economic effects of a transaction on various identified constituencies. In this regard we are addressing the concern expressed by you in your Form SC 14D9 filed on January 25, 2007, with respect to an alleged lack of a clear plan and commitment.

We believe that our proposal represents a win for your shareholders with materially positive effects for your employees, customers, suppliers and the communities that Midwest serves. Each of these constituencies benefits more from this transaction than from Midwest’s continuation as is or with even a successful execution of its business plan. The best evidence of what we can do is what we have already done and few have said it as well as Atlanta’s Mayor, Shirley Franklin.

Mayor Franklin in the attached April 2, 2007, letter to me commends AirTran for our “impressive” growth over the last several years and our role in keeping the Atlanta economy strong. She observes that our “every day” low fares have “stimulated traffic” and generated “tremendous savings” for the Atlanta consumers while our Boeing 737 aircraft order “has added jobs to the Atlanta economy”. As to our community involvement in a city that is not our headquarters, she calls it “inspiring”. We can bring to Milwaukee and the entire Midwest network the consumer benefits, jobs and service that define our role in Atlanta.

We do not believe that the business plan announced by Midwest provides anything approaching the scope and service levels to which we are committed and have demonstrated our ability to achieve or create the number of new jobs that accompany that growth. Since joining AirTran Airways in 1999, this management team has led a financial restructuring, introduced an all new fleet, nearly doubled the size of the network, created thousands of jobs and have delivered consistent profits through one of the most challenging times in our industry.

We have materially increased the value of our offer to $15.00 a share in a combination of cash and stock. As proposed, our offer permits your shareholders to participate in the value enhancement that we believe will follow on the merger of our two airlines. As you know, most Wall Street airline analysts and airline industry experts share our belief in the value of this transaction and AirTran’s prospects just as they see marginal value in Midwest as a stand-alone airline.

From the public filings that you have made with the Securities and Exchange Commission (“SEC”), it appears that the only third party that has evaluated Midwest’s business plan are the employees of your most senior director who reported their findings to him in his capacity as Chairman of your Board Affairs and Governance Committee. The appearance of conflict, self-interest and bad faith presented by these facts, which has drawn critical comment from corporate governance experts, would not appear to support the use of that report in the exercise of your business judgment in determining the Company’s future value as an independent entity or the effect of a transaction on the various constituencies. Since you have stated in your SEC filed documents that your financial advisor, Goldman, Sachs & Co. was retained to provide advice on resisting a merger with a financial incentive tied to your remaining independent, clearly even if it had opined on future value or effect on constituencies, its advice on its face is biased.

It is of interest that the airline analyst at Raymond James, the investment banker identified in your SEC filed documents as having been retained to advise you on the AirTran proposal, has published several favorable comments on the benefits of the merger. It is also of interest that since you have refused to engage in any due diligence whatsoever with respect to our proposal there would appear to be no good faith basis on which you could, as is provided in your Articles of Incorporation, look to the indebtedness arising out of the transaction in considering the ongoing viability and prospects of the merged company.

From the time of my October 11, 2006, telephone call with your Chairman and CEO to our meeting on October 20, 2006, and since then, I have set out in detail the logic of this transaction and the benefits that it offers to all the relevant constituencies. I emphasized to him in both conversations the strategic benefits presented by our Boeing 737-700 delivery schedule in expanding service options and jobs in Milwaukee and other communities. While he expressed the view that that delivery schedule was a burden on AirTran, I disagreed and stressed its importance as a growth vehicle for either a combined AirTran and Midwest or AirTran as a stand- alone carrier. Your Chairman’s public comments about AirTran’s supposed “desperate” need to rid itself of these aircraft make no sense. Even if true and it is not, the aircraft are now in high demand and were acquired at prices that are now well below market generating literally millions of dollars in profit if AirTran were to choose to scale back its growth plans and sell them. From what I said last October to now, my view has not changed and AirTran is able to make firm commitments on service because of the cost-efficient aircraft that we have on order.

By 2009 we are committed to growing Milwaukee to 215 daily departures – a 34% increase over Midwest’s existing operations to a total of 70 destinations. While our Milwaukee operations will be smaller than what we have in Atlanta where we presently have 242 daily departures which this summer will grow to 262, it will be a hub larger than any that would follow on Midwest’s proposed plan. We have attached a presentation that we have previously disclosed publicly that identifies specific markets and flights covered by our proposed operations – one of the claimed deficiencies that you identified in your Form SC 14D9 filing.

We anticipate creating more than 1,100 new jobs with career advancement opportunities for current employees as a result of the increased size of the combined companies. We plan to expand the Milwaukee training facilities, call center and aircraft maintenance operations and add a new marketing services center. We are committed to maintaining jobs for all current Midwest employees except officers and some headquarters positions; our proposal by any measure will result in a net increase in jobs.

With the commitment of at least 22 additional aircraft dedicated to the Milwaukee hub above and beyond the aircraft used to replace Midwest’s fleet of aging MD80s, we estimate, based on the standard number of employees associated with each aircraft, that we will create no less than 264 pilot jobs, 396 flight attendant positions, 66 mechanic jobs, 315 airport service personnel positions, 50 call center agent jobs and 25 management positions. We estimate that this job growth will add over $30 million a year in new payroll with over $1.8 million annually in new payroll taxes. Our aircraft delivery schedule supports the growth of the Milwaukee hub and provides the means to achieve this objective.

Our history of growth supports the credibility of our plans for Midwest. Since 2000, AirTran has grown its network from 270 average departures per day to 30 cities to 765 average flights per day serving 56 cities by the summer of 2007. During this period we have created over 5,000 new jobs. While Midwest has claimed in letters to your shareholders and to the Wisconsin business community and elsewhere that AirTran’s record for market development and service is questionable, we believe that for that assertion to serve as a decision making criteria you have to apply the same standard to Midwest’s prior history as an indicator of what may be expected in its proposed business plan.

Midwest, in that same period since 2000, has terminated service from Milwaukee to 10 markets; from Kansas City to 7 markets; and eliminated some 500 jobs. It has simply abandoned service in markets like Houston, New Orleans and Washington-Dulles; in places like Indianapolis, which it had in the past announced plans to develop, it has materially reduced its presence.

Midwest’s newly announced growth plans primarily rely on 50-seat regional jet flying that it has outsourced to a Utah-based regional airline. The limited new flying that Midwest has announced with additional old MD-80s does not generate any significant number of new jobs. The plan as publicly described by your Chairman & CEO as adding 18 planes, 15 of which are 50-seat regional jets; 12 new routes and six new cities provides little economic benefit to the region. Midwest’s actions under its business plan have had and will continue to have a negative effect on several of the various constituencies identified in the WBCL.

Whatever positive benefits may reside in the Midwest plan do not come anywhere close to those offered by commitments embedded in AirTran’s proposal. On its face, Midwest’s announced business plan under the best of circumstances adds fewer flights, routes and jobs than what AirTran has committed to provide. AirTran’s proposal is specific in each of these areas. You may want to refer to the attachment to our February 19, 2007, letter to you in which airline analysts from UBS and Calyon Securities speak to Midwest’s limited growth opportunities. We believe that third parties understand what you must consider – that the positive effects of AirTran’s proposals outweigh anything that Midwest has announced or in the near term is capable of developing.

AirTran’s firm commitments stem in part from our belief that we can grow presently underserved markets and we have a public track record of success in doing so. Many of the markets that we will grow to and from Milwaukee are presently smaller than any of those that we serve out of Atlanta – exactly the situation that we found in many of our now large Atlanta and non-Atlanta markets. Prior to AirTran’s entering the Rochester to Baltimore route there were 42 passengers a day on the route each way, we now carry more than 121 passengers a day, a threefold increase; in Atlanta to Newport News there were 8 passengers a day and today there are more than 255 daily passengers; between Flint and Atlanta there were only 8 daily passengers per day and has now grown to 165. Our low costs allow us to offer low fares that stimulate and grow otherwise underserved markets – we have done this in many markets around the U.S. and we will do the same in Milwaukee.

Based on our proven model, we estimate that more than 3.7 million additional new travelers to and from Wisconsin as a result of our lower fares and increased level of service. This increased visitor flow would drive more than $467 million a year in non-airport spending on goods and services. We also estimate that the increased level of operations will add more than $11 million annually in new airport fees and more than $18 million a year in airport concession revenue combined in the state.

We also have a record of serving large metropolitan areas like Boston, New York and Washington as well as small communities like Akron-Canton, Bloomington, Newport News and Moline. Midwest’s employees, customers and the communities that we will serve will all benefit from our growth to a much greater degree than anything currently operated or being proposed by Midwest.

Our ability to profitably grow is based in large part on our cost structure and efficient operations. Using Department of Transportation (“DOT”) data for all markets served from Milwaukee and Atlanta and not the selective sampling of markets standing behind the Midwest analysis in its March 20, 2007, letter to Wisconsin business leaders (Midwest used a DOT report that covers the top 1,000 markets in the entire United States that samples only 66 markets in Atlanta and 31 markets in Milwaukee), AirTran’s fares are 27% lower in Atlanta markets where AirTran competes and our average fare in Milwaukee is 28% lower than Midwest’s and nearly 50% lower than the industry average. Major Franklin’s letter is independent testimony to the value our low fares bring to the communities that we serve. We are one of the low fare leaders and your customers and communities will benefit from that fact. Applying our standard fare model, we estimate that Wisconsin consumers will save in excess of $363 million per year in air fare savings. In contrast, we believe that Midwest’s cost structure simply does not allow it to profitably match fares that we are able to offer.

While Midwest raised questions about AirTran’s prior record of service in various markets in its February 28, 2007 letter to your shareholders, the response to Midwest’s claims was quick from the communities that we serve. Within a day of the publication of the shareholder letter, the Akron-Canton Airport issued an unsolicited press release that started out with the words “On behalf of the 1.2 million travelers in the Akron-Canton area, the Akron-Canton Airport respectfully disagrees with the allegations about AirTran Airways made by the Midwest Air Group.” The letter goes on to address what we did to grow air service in their community, lower fares, stimulate new traffic and actively participate in the business, community and charitable organizations in that area. There is a long list of our communities from Flint to Newport News to Moline, Indianapolis, Richmond, Baltimore/Washington and others that followed Akron-Canton with similar public letters of support. When evaluating claims by your management about the deficiencies in AirTran’s service record, keep in mind the remarkable outpouring of support by numerous public bodies that took the time to set the record straight and to publicly disagree.

In exercising your permissive authority to consider the effects of a transaction on your customers, employees and the communities that Midwest serves, I would also remind you of the comments by a respected airline analyst from Prudential Securities, Robert McAdoo, that we mentioned in our February 19, 2007, letter to you. He noted in detail that the merger of the two airlines would materially improve service for Milwaukee business travelers by adding new destinations in the west and northwest; provide travelers from small communities presently served by Midwest with connecting opportunities to far more cities than are presently available to them; and, offer low-cost/low-fare service to a wider range of customers who are now traveling to the Chicago area airports to find affordable service to their desired destinations. His independent comments comprehensively address the criteria that underlie the non-shareholder constituency concerns that are identified in your Articles of Incorporation, the WBCL and in your own Form SC14D9.

Midwest’s customers will also benefit from the quality of service offered by AirTran. Within the last week, the well respected joint University of Nebraska/Wichita State University Airline Quality Rating Report for the third year in a row ranked AirTran among the top three U.S. airlines in overall quality. We have the youngest all-Boeing fleet in the nation with a two class service offering free XM Satellite Radio. Unlike Midwest, our model introduces Business Class service in all jet markets. We recognize the value of Midwest’s service product and would expect to include elements of it in our product.

We respect what your Chairman & CEO has accomplished over the last twenty-five years in creating a safe, well-regarded airline. As I have said from the time of our first discussions now almost two years ago, we believe that we can take the best of each of our airlines and create a unique national low-fare carrier.

We can bring to the communities that you presently serve easy access to a nationwide network of destinations that on its own is beyond Midwest’s reach. AirTran this year will have the lowest non-fuel unit costs in the industry and as soon as next year we believe that we may be the all-in cost leader as well. With this cost structure we will be able to offer your customers lower fares and greater service than anything that Midwest can provide on its own – exactly what we have done in Atlanta. These are measurable economic effects not open to real dispute. We have consistently delivered low cost and quality service by any metric.

We expect to be fully engaged in the communities that Midwest presently serves and to play an active role in charitable and civic affairs. While we are headquartered in Orlando, we are deeply involved in community affairs in Atlanta to a degree that Mayor Franklin calls “inspiring”. Outside of Atlanta our role is as strong. Akron-Canton Airport in its press release disagreeing with comments made by Midwest specifically notes that AirTran is active in business, charitable and community affairs as we are in all the communities that we serve. Once again, you need not look just to our assurances but rather to what the communities that we serve have said about us publicly. Any consideration of this “social” effect as one element under your Articles of Incorporation cannot ignore what AirTran actually does in the many communities that we serve – these are facts, not subjective judgments.

For your employees, the combined airline offers greater job security in the future and expanded opportunities for promotions and career development. Under the best of circumstances Midwest’s long term prospects are dubious given the way in which the industry is evolving and your employees’ interests should be considered. When we look at pay, it is clear that many of your employees would benefit from AirTran’s higher pay rates. For your pilots, the combined carrier opens the way to captain upgrades sooner and with a greater number of opportunities. In fact, all employees will enjoy enhanced career opportunities flowing from the larger combined company – a measurable economic effect.

Your vendors will obviously benefit from an expanded level of operations at Milwaukee and throughout the existing Midwest network. Airports and taxing authorities will also realize increased revenue by virtue of the size of the combined airline – a measurable economic effect.

Your shareholders who have invested their money to become owners of Midwest will clearly benefit from our $15.00 offer and the equity that they will retain in a profitable, low cost, quality national airline.

In our view, the proper exercise of your fiduciary obligations directs you to begin the process of completing this transaction. By any measure all of the affected constituencies realize value in the combination of our two great companies and our track record demonstrates our ability to perform on our commitments.

For all of these reasons I believe that the time has come for us to set aside rhetoric and begin the work of creating a great airline that can be an integral part of the evolution of our industry. Let us work together and begin the process of creating jobs and economic development which will benefit all of our shareholders, employees, customers, suppliers and the communities that we serve. Let the WBCL and your Articles of Incorporation become a reminder of what we can do for all interested constituencies and not a subject of dispute for the courts to decide.

Yours truly,

Joseph B. Leonard

On April 13, 2007, Midwest issued and filed a press release in response to AirTran’s increased offer that told Midwest Shareholders to reject AirTran’s offer, by not tendering shares of Midwest to AirTran. Midwest stated that AirTran’s offer was inadequate because it did not reflect the long-term value of Midwest’s strategic plan. Midwest further stated that it was appropriate for its board to consider the interests of stakeholders, other than Midwest Shareholders, when evaluating this type of offer.

On April 13, 2007, Midwest issued and filed a memorandum that it sent to Midwest employees with substantially the same information contained in the press release issued on April 13, 2007.

On April 13, 2007, Midwest announced and filed initial screen shots of its newly created webpage located at savethecookie.com.

On April 13, 2007, AirTran issued and filed the following press release:

Facts and Shareholders Don’t Matter at Midwest

AirTran Calls Midwest’s Rejection of Recent Offer

Irresponsible and Company’s Growth Plan Delusional

ORLANDO, Fla., April 13, 2007 – AirTran Holdings, Inc. (NYSE: AAI), the parent company of AirTran Airways, today responded to Midwest’s rejection of AirTran’s enhanced offer and reiterated its commitment to its exchange offer for Midwest Air Group, Inc. (Amex: MEH), initially launched on January 11, 2007.

Joe Leonard, AirTran’s chairman and chief executive officer stated, “We are disappointed, but unfortunately not surprised, that the Board of Midwest rejected our materially enhanced offer of $15 per share. This kind of behavior flies in the face of good corporate governance and is clearly irresponsible, demonstrating that the Board is derelict in its fiduciary duty to the Midwest shareholders.”

As of yesterday’s closing price of AirTran’s stock, the airline’s current offer is worth $15.75 per Midwest share, a substantial premium to the $8.13 the stock was trading at just prior to the public announcement of AirTran’s offer.

“We have a difficult time believing their refusal to enter in discussions with us is based on price,” said Leonard. “What is even more incredible is that the Board’s rejection came after Midwest’s management announced the company will miss, by a substantial amount, its 2007 earnings projection put forth only a few short weeks ago. Midwest is just over 100 days into the year, and already lowering its earnings guidance. How can any truly independent Midwest director vote for management’s ‘standalone, go-it-alone’ plan that is already flawed and pass up, without even bothering to discuss with us, the value and certainty the AirTran offer provides?”

“We had hoped that the Board would demonstrate its fiduciary duty by entering into discussions with AirTran to learn more about our offer, which provides shareholders greater value, employees more jobs and career opportunities, passengers increased service at low fares, and the Milwaukee community a stronger hub with greater economic opportunities. Instead the Board of Midwest has chosen to support management’s “Just Say No” policy, favoring the entrenchment of its long tenured executives over their obligations to their shareholders and other Midwest stakeholders.”

“Moreover, we have outlined a comprehensive plan that demonstrates how AirTran would generate greater service, economic growth and jobs in Milwaukee than the ‘stand-alone plan” —strategic rationale does not appear to be a factor.”

“Despite the Board’s rejection, we will move forward with our exchange offer and pursue the election of our three nominees to fill positions on the Midwest board of directors at the now rescheduled June 14 annual meeting of the Midwest shareholders. We have already received an outpouring of support from Midwest shareholders who see the compelling benefits of bringing these two airlines together to create a highly efficient airline with a broad national network, better positioned for success in an increasingly competitive environment, and we look forward to hearing their voices on June 14 when they will make known their desire to either continue on the current plan which has reaped no material growth or profits in five years or join with AirTran to create a formidable competitor that will bring greater value to shareholders, jobs to employees, and growth for the Milwaukee region,” concluded Leonard.

On April 20, 2007, Midwest filed a transcript of a “Take-Five” communication given by Tim Hoeksema to the employees of Midwest. During this communication Mr. Hoeksema stated that the Midwest Board had determined that the AirTran offer “did not take into account the long-term value of [Midwest’s] strategic plan.”

Mr. Hoeksema also confirmed that AirTran had submitted three nominees for election to the Midwest Board at the June 14, 2007 annual meeting, and stated that additional information on the subject would be provided to Midwest employees at a future time.

On April 20, 2007, Midwest filed Amendment No. 19 to its Schedule 14d-9 indicating that a class action lawsuit had been filed by a shareholder against “Midwest and members of the Board” in the United States District Court for the Eastern District of Wisconsin. The lawsuit asserts that the Midwest board breached its fiduciary duties of care and good faith owed to Midwest’s shareholders by rejecting AirTran’s offer, and revised offer, to acquire Midwest. The plantiff seeks, among other things, injunctive relief to prevent Midwest from enforcing its shareholder rights plan and damages and other monetary relief.

On April 25, 2007, Midwest filed a communication to all Midwest and Skyway Airlines employees from Dennis O’Reilly, Treasurer and Director of Investor Relations, directed to all employees who might hold Midwest shares in their 401(K) plan, indicating that such persons would begin to receive voting instructions on how to vote their shares and Midwest’s recommendations with regard to AirTran’s offer.

On April 26, 2007, Midwest filed a sample of a letter it had sent to Midwest Miles Executive Members from Timothy Hoeksema, wherein Mr. Hoeksema stated that the Midwest board had unanimously recommended that Midwest shareholders reject AirTran’s revised offer.

On April 26, 2007, Midwest released and filed its first quarter earnings report. Midwest reported an increase in revenue of 10.0% to $165.8 million and a net income of $8.0 million. The operating results were improved $19.9 million through fixed fuel contract gains. Higher fuel prices, however, negatively impacted operating results by $1.9 million.

On April 26, 2007, AirTran issued and filed the following press release:

AirTran Comments on Midwest Air Group First Quarter Earnings

First Quarter “Fell Short of Our Expectations” According to Midwest

ORLANDO, Fla., April 26, 2007 – AirTran Holdings, Inc. (NYSE: AAI), the parent company of AirTran Airways, today issued the following comments in response to Midwest Air Group’s performance for the first quarter of 2007.

Excluding the non-cash adjustment to fair value of fixed fuel contracts of $19.9 million, Midwest would have reported an operating loss of $13.2 million for the first quarter 2007—$3.9 million worse than the $9.3 million loss in the first quarter 2006 and a net loss of $11.9 million versus $8.7 million in 2006. As a result, the adjusted loss per common share-diluted would have been $0.51 as compared to $0.49 in 2006. Excluding the non-cash adjustment for the fuel contracts, Midwest’s adjusted net loss would have been $11.9 million for the first quarter 2007 which is substantially greater than the $5.4 million earned by Midwest for the full year 2006.

The first quarter of 2007, according to Midwest Air Group chairman and chief executive officer Timothy E. Hoeksema, “...fell short of our expectations.”

“Midwest Air Group’s business plan is broken—Midwest is off course only 90 days into the plan,” stated Joe Leonard, AirTran’s chairman and chief executive officer. “Midwest has failed to improve their core operating profitability in the first quarter which calls into question Midwest’s ability to execute their growth plan which revolves around new cities, higher capacity growth, and a new higher unit cost fleet type. AirTran has outlined a comprehensive plan that demonstrates how we would generate greater service, economic growth and jobs in Milwaukee and in Kansas City than the Midwest stand-alone plan.”

On May 1, 2007, Midwest filed Amendment No. 1 to its Preliminary Proxy Statement for the Midwest annual meeting to be held on June 14, 2007.

On May 2, 2007, Midwest filed Amendment No. 23 to its Schedule 14d-9, amending the section Reasons for the Recommendation of the Board, from Amendment No. 17 to its Schedule 14d-9, by stating, among other things, that Wisconsin Business Corporation Law and Midwest’s Articles of Incorporation authorize the Board to consider the interests of stakeholders, other than Midwest shareholders, in making its recommendation as to AirTran’s offer.

On May 2, 2007, Midwest filed the transcripts of three videos posted at savethecookie.com.

On May 2, 2007, Midwest issued and filed a press release reporting the results of an online survey that Midwest had commissioned of the purported preferences of the survey respondents.

On May 3, 2007, Midwest filed a memorandum to Midwest employees primarily discussing employee matters related to AirTran’s offer and proxy contest.

On May 3, 2007, AirTran issued and filed the following press release:

AirTran Airways Reports Strong Consumer Demand in Milwaukee

ORLANDO, Fla., May 2, 2007 – AirTran Airways, Inc., a subsidiary of AirTran Holdings, Inc., (NYSE: AAI), today reported the airline has experienced strong consumer demand on its Milwaukee routes over the past quarter.

Today, Midwest Airlines, a subsidiary of Midwest Air Group, Inc. (Amex: MEH), released information regarding the preference of frequent fliers to avoid AirTran Airways. While AirTran Airways has neither received a copy of the report nor a listing of questions and precise methodology used to compile the information, the results reported are in strong contrast to AirTran Airways’ first quarter performance.

During the first quarter, AirTran reported an all-time record number of passenger enplanements both on its system and out of Milwaukee.

In fact, the highest load factor market in its system during the first quarter was the Milwaukee-Fort Myers, Fla., market, which had a 93.7 percent load factor, an improvement of 11.4 points year-over-year. The Milwaukee to Orlando, Fla., market had a 90.1 percent load factor and increased 6.4 points year-over-year, and Milwaukee to Atlanta, Ga., had a 73.1 percent load factor and was up 8.7 points year-over-year. During the first quarter of 2007, AirTran launched new service between Milwaukee and Tampa, Fla., which had a load factor of 72.9 percent. As a comparison, AirTran’s system load factor was 70.1 percent on a 20.5 percent increase in capacity.

“It is disappointing to us that Midwest management is manufacturing surveys of select frequent travelers instead of working with AirTran to create a world class low-cost airline that will provide value to shareholders, an increased number of flights and destinations to all of the traveling public as well as job security and advancement opportunities for employees,” stated Joe Leonard, AirTran Airways’ chairman and chief executive officer.

On May 9, 2007, Midwest filed certain investor presentation materials and a press release reporting the results of another online survey that Midwest had commissioned of the purported preferences of the survey respondents.

On May 10, 2007, AirTran filed revised preliminary proxy materials and Amendment No. 3 to its registration statement.

On May 10, 2007, Midwest filed investor presentation materials and recommended investors reject AirTran’s offer.

On May 11, 2007, AirTran filed its investor presentation materials discussing its offer to Midwest Shareholders. AirTran highlighted the fact that Midwest has been incapable of sustaining profits and has reported substantial losses. For the period 2001 thru March 31, 2007 Midwest has reported operating losses at the operating income (loss) level aggregating $226 million. AirTran also discussed Midwest’s inability to grow successfully due to a lack of resources. AirTran pointed out that the combined company would be able to achieve greater results than either company could independently. Finally, AirTran showed the economic benefits that the combined company would bring to Wisconsin and Kansas City, Kansas and Missouri.

On May 16, 2007, Midwest filed its definitive proxy materials.

On May 17, 2007, AirTran issued and filed the following press release:

AIRTRAN HOLDINGS, INC., EXTENDS MIDWEST AIR TENDER OFFER TO JUNE 8, 2007

- 56.6 Percent Outstanding Shares, or More than 13.9 Million Shares, Tendered to Date -

ORLANDO, Fla. (May 17, 2007) – AirTran Holdings, Inc. (NYSE: AAI), the parent of AirTran Airways, today announced that the company is extending its latest tender offer of $15 per share of Midwest Air Group (Amex: MEH), until June 8, 2007. As of the close of business on May 16, 2007, shareholders have agreed to tender more than 13.9 million shares of Midwest to Galena Acquisition Corp., a wholly owned subsidiary of AirTran, which represents more than 56.6 percent of all outstanding shares of Midwest Air Group.

“We are extremely pleased with the response we are seeing from Midwest’s shareholders, including the largest institutional investors,” said Joe Leonard, AirTran Airways’ chairman and chief executive officer. “Currently valued, based on recent market prices, at nearly $16 per share, our tender offer has been gaining momentum over the last thirty days, even without the mailing of our proxy materials, which will include the latest version of our offer to exchange as filed with the SEC.”

“We view the significant level of tenders to date as a ringing endorsement of the business plan we have put together to drive economic development in the Greater Milwaukee area by adding jobs and increasing flight service out of General Mitchell International Airport. In fact, we would expect Midwest’s management to take this as a serious vote of no-confidence in Midwest’s risky go-it-alone plan and a clear message from Midwest’s shareholders to meet formally with AirTran to discuss the terms of a merger agreement with the goal of combining the two airlines without waiting for the results of our proxy contest.”

“We are pleased to note that in its cover letter to its shareholder proxy Midwest has called the board of director contest a ‘decision that will affect … the future of Midwest Airlines’ – a choice between the incumbent directors committed to ‘preserving your company’ or candidates backed by AirTran who may ‘try to sell your company.’ We agree with Midwest that the shareholders should decide what they want for their company. Let the shareholders decide and since it has offered that choice, let Midwest respect and act on that choice.”

On April 2, 2007, AirTran increased its buyout offer for Midwest Air Group to $15 per share for all of the Midwest shares, a total of $389 million. The offer, at such valuation, represents a premium of 83 percent over the 30-day average closing price of Midwest common stock prior to when AirTran made its initial proposal. AirTran’s first offer to acquire all of Midwest’s common stock was priced at $11.25 per share on October 20, 2006. The offer, at such valuation, also represents an approximately 65 percent premium over the closing price of Midwest stock on December 12, 2006, the day before AirTran disclosed its initial October 20, 2006, offer. As a result of Midwest management’s continued refusal to take necessary steps to achieve a combination of companies, the original expiration date of the tender offer has been extended to terminate on June 8, 2007.

Reasons for the Offer

The competitive landscape of the airline industry has changed significantly over the past few years and is projected to continue to change in the future. The following key industry trends have led to AirTran’s search for ways to better compete and grow its business:

•	competition from larger carriers is expected to increase as many legacy carriers restructure in bankruptcy to lower their nonfuel operating costs;

•

competition from larger carriers is expected to increase as such carriers attempt to leverage advantages of larger route networks and flight frequency with decreased operating costs to gain competitive advantage;

•

competition from other existing and new, low-cost carriers is expected to increase as existing carriers seek to grow their fleets and new, low-cost carriers enter the market utilizing new aircraft, used aircraft or a combination thereof;

•	continued overcapacity in the industry has adversely affected industry profit margins; and

•	intense price competition has adversely affected industry profit margins.

AirTran believes these trends are likely to lead to increased industry consolidation as carriers attempt to gain larger route networks, increase city presence in key markets, and achieve greater economies and efficiencies of scale.

AirTran believes a business combination with Midwest offers a number of potential benefits including:

•	creation of a truly national low-cost carrier with superior service and market leading low costs;

•	complementary route networks with limited overlap that would combine the strength of Midwest’s east-west route focus with AirTran’s north-south route strength;

•	ability to service the increased route network of the combined company due to more rapid fleet expansion made possible by AirTran’s existing B737 delivery positions;

•

greater city presence with a total of 72 destinations served, of which 43 destinations are anticipated to immediately be served with more than five daily flights and 19 cities that are anticipated to offer flights to five or more separate destinations;

•	limited apparent aircraft integration costs and risk due to B717 fleet commonality;

•	increased cost reduction opportunities in the form of fuel and other savings through the replacement of existing Midwest MD80 aircraft with fuel efficient B737 aircraft;

•	better diversification of revenues by market;

•	additional network synergies due to improved fleet and capacity utilization and increased aircraft utilization;

•	potential for expansion of new hub and focus cities in Milwaukee and Kansas City by building on existing Midwest operations;

•	increased utilization of existing Midwest maintenance facilities and reservation centers to support expanded operations of the combined company;

•	enhanced service-based competition through the combination of service amenities;

•	increased advancement opportunities and improved job security for the combined company’s employees; and

•	the potential for improved access to capital.

AirTran believes the combination of Midwest with AirTran on the terms contemplated by the offer should:

•	be accretive to AirTran’s earnings per share after the first full year following the close of the merger and significantly accretive thereafter;

•	generate significant operational efficiencies and cost savings;

•	allow the combined carrier to capture increased traffic in existing markets associated with greater city presence and flight frequency; and

•	drive consumer demand through the introduction of additional price and service competition in existing Midwest markets and in additional new markets.

AirTran believes the offer will significantly benefit both AirTran and Midwest shareholders, and their customers and employees. AirTran believes that a combination of AirTran and Midwest also has significant beneficial long-term growth prospects, which should increase shareholder value. The AirTran common stock to be issued to Midwest shareholders in the offer will allow such shareholders to participate in the growth and shareholder value enhancement opportunities of the combined company.

THE OFFER

Overview

AirTran, through Galena, is offering to exchange for each outstanding share of Midwest common stock and associated Rights which are validly tendered and not properly withdrawn prior to the expiration date:

•	$9.00 in cash, without interest, and

•	0.5842 of a share of newly issued AirTran common stock,

in each case, subject to the procedures described in this prospectus and offer to exchange and the related letter of transmittal.

Solely for purposes of illustration, the following table reflects the per share amount of cash and the market value of the AirTran common stock that a Midwest shareholder would receive for each Midwest Share tendered pursuant to the offer.

Assumed Market Price (per AirTran Share)	Value of 0.5842 of an AirTran Share	Cash Amount Paid (per Midwest Share)	Implied Value (per Midwest Share exchanged)
$ 9.50	$5.550	$9.00	$14.550
$10.00	$5.842	$9.00	$14.842
$10.50	$6.134	$9.00	$15.134
$11.00	$6.426	$9.00	$15.426
$11.50	$6.718	$9.00	$15.718
$12.00	$7.010	$9.00	$16.010
$12.50	$7.303	$9.00	$16.303
$13.00	$7.595	$9.00	$16.595
$13.50	$7.887	$9.00	$16.887

The market prices of AirTran common stock used in the above table, and the assumptions regarding the exact value of cash and AirTran common stock that a hypothetical Midwest shareholder would receive, are for purposes of illustration only. The price of AirTran common stock fluctuates and may be higher or lower than in these examples at the time the offer is completed.

Midwest shareholders should consider current market quotations for shares of AirTran common stock and Midwest Shares before deciding whether to tender pursuant to the offer.

Midwest shareholders will not receive any fractional shares of AirTran common stock in the offer. Instead of receiving any fractional shares of AirTran common stock to which Midwest shareholders may otherwise be entitled, tendering Midwest shareholders will receive an amount in cash, without interest, equal to such holder’s respective proportionate interest in the proceeds from the sale or sales in the open market by the exchange agent for the offer, on behalf of all such holders, of the aggregate fractional shares of AirTran common stock issued pursuant to the offer, as described in the section captioned “The Offer—Cash Instead of Fractional Shares of AirTran Common Stock.”

The term “expiration date” means 12:00 midnight, New York City time, on June 8, 2007, unless AirTran and Galena extend the period of time for which the offer is open, in which case the term “expiration date” means the latest time and date on which the offer, as so extended, expires.

If you are a registered shareholder and tender your Midwest Shares directly to the exchange agent, you will not be obligated to pay any charges or expenses of the exchange agent or any brokerage commissions. If you hold your Midwest Shares through a broker or bank, you should consult your institution as to whether or not they will charge you any service fees. Except as set forth in the instructions to the letter of transmittal, transfer taxes on the exchange of Midwest Shares pursuant to the offer will be paid by AirTran.

AirTran is making the offer through Galena in order to acquire control of, and ultimately the entire common equity interest in, Midwest. The offer is the first step in AirTran’s acquisition of Midwest and is intended to facilitate the acquisition of all of the outstanding Midwest Shares. AirTran intends, promptly after completion of the offer, to seek to have Midwest consummate a second-step merger of Midwest with and into Galena or another wholly-owned subsidiary of AirTran. The purpose of the second-step merger is to acquire all shares of Midwest common stock not tendered and exchanged in the offer. Pursuant to the terms of the second-step merger, each of the remaining Midwest Shares (other than Midwest Shares owned by AirTran or Midwest, or held by Midwest shareholders who properly exercise dissenters’ rights under Wisconsin law, to the extent available) would be converted into the right to receive the same number of shares of AirTran common stock and the same amount of cash per Midwest Share as paid in the offer.

AirTran’s obligation to exchange shares of AirTran’s common stock and cash for shares of Midwest common stock pursuant to the offer is subject to several conditions referred to below under “The Offer— Conditions of the Offer,” including the minimum tender condition, the rights redemption condition, the impairment condition, the regulatory condition, the NYSE condition, the control share condition, the business combination and fair price condition, and the registration statement condition, as well as the other conditions that are discussed below.

Pursuant to Exchange Act Rule 14d-5, AirTran and Galena asked Midwest for its shareholder list and security position listings to communicate with you and to distribute the offer to you. Midwest declined such request, instead delivering the initial prospectus and offer to exchange, the related letter of transmittal and other relevant materials to record holders of shares of Midwest common stock and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Midwest’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, so that they can in turn send these materials to beneficial owners of shares of Midwest common stock. AirTran or Galena, or AirTran New York, LLC acting at their behest, also made a request to Midwest pursuant to section 1315 of the New York Business Corporation Law to inspect Midwest’s stock ledger and a list of Midwest’s shareholders. Midwest refused AirTran’s demand and following litigation, a New York judge declined to order production of the list pursuant to New York law. AirTran New York appealed such order and moved for expedited consideration of such appeal, which was granted. The appeal will be heard by Appellate Division, 1st Department of the New York Supreme Court on May 16, 2007. In connection with AirTran’s proxy solicitation, AirTran likewise demanded, pursuant to Wisconsin law, certain shareholder records which Midwest has refused to produce on the grounds that AirTran’s demands are premature. In letters dated April 4 and 5, 2007, Midwest agreed to provide Galena with a shareholder list. On May 4, 2007, counsel for AirTran wrote to Midwest noting that Midwest’s April 4 and 5 agreements also constituted Midwest’s agreement pursuant to Rule 14d-7(a)(1) under the Exchange Act to provide a shareholders list to AirTran and Galena in connection with the solicitation of proxies for the election of AirTran’s three nominees to Midwest’s board of directors at the Midwest annual meeting of stockholders to be held on June 16, 2007. Outside counsel for AirTran renewed such demand in a letter dated May 11, 2007. On May 15, 2007, Midwest wrote AirTran’s outside counsel denying that AirTran’s earlier correspondence constituted a proper demand under Rule 14a-7 and denying that Midwest had elected to comply with Rule 14a-7(a)(2)(i) and furnish AirTran with the shareholder list and related items required thereunder. On May 17, 2007, AirTran renewed its demand in a letter by Galena to Midwest.

Within ten business days after the initial filing of this offer to exchange and the commencement of the offer, Midwest was required by Rule 14d-9 under the Exchange Act, to publish, send or give to you, and file with the SEC, a statement as to whether it recommends acceptance or rejection of the offer, that it expresses no opinion and remains neutral toward the offer, or that it was unable to take a position with respect to the offer. Midwest’s statement must also include the reasons for any position it takes. Midwest filed such statement with the SEC on January 25, 2007 and recommended that you reject the offer. In connection with the increase in AirTran’s offer to $15.00, Midwest filed a new Rule 14d-9 on April 13, 2007. In such statement Midwest again recommended that you reject the offer.

AirTran and Galena reserve the right to transfer or assign, in whole, or from time to time in part, to one or more of AirTran’s affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the offer, but any such transfer or assignment will not relieve AirTran and Galena of their obligations under the offer and will in no way prejudice the rights of tendering shareholders to receive payment for Midwest Shares validly tendered and accepted for payment pursuant to the offer.

Timing of the Offer

The offer is scheduled to expire at 12:00 midnight, New York City time on June 8, 2007. For more information, you should read the discussion below under the section captioned “The Offer—Extension, Termination and Amendment.”

Extension, Termination and Amendment

AirTran and Galena expressly reserve the right, in their sole discretion, at any time or from time to time, to extend the period of time during which the offer remains open, and AirTran and Galena can do so by giving oral or written notice of such extension to the exchange agent. If AirTran decides to have Galena so extend the offer, AirTran will make an announcement to that effect no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date. You should not assume that AirTran will exercise its right to extend the offer, although it may do so, until all conditions have been satisfied or waived. During any such extension, all shares of Midwest common stock previously tendered and not properly withdrawn will remain subject to the offer, subject to your right to withdraw your shares of Midwest common stock. You should read the discussion under the section captioned “The Offer—Withdrawal Rights” for more details.

To the extent legally permissible, AirTran and Galena each also reserves the right, in its sole discretion, at any time or from time to time:

•	to extend, for any reason, the period of time during which the offer is open;

•

to delay acceptance for exchange of, or exchange of, any Midwest Shares pursuant to the offer, or to terminate the offer and not accept or exchange any Midwest Shares not previously accepted or exchanged, upon the failure of any of the conditions of the offer to be satisfied prior to the expiration date;

•	to amend or terminate the offer without accepting for exchange or exchanging any Midwest Shares if Midwest agrees to enter into a negotiated merger agreement with AirTran; and

•	to waive any condition or otherwise amend the offer in any respect.

AirTran’s rights to waive conditions “at any time or from time to time” generally will be limited to waivers of conditions and determination as to the satisfaction of conditions which are made prior to the expiration of the offer, including all extensions of the offer. However, conditions which are requirements of law or which relate to requirements of law may be conditions subsequent to the offer. For example, if Galena has accepted, but not paid for, Midwest Shares in the offer, AirTran or Galena may terminate the offer and not exchange Midwest Shares that were previously tendered if completion of the offer is illegal or if a governmental authority has commenced or threatened legal action related to the offer.

AirTran or Galena will effect any extension, termination, amendment or delay by giving oral or written notice to the exchange agent and by making a public announcement as promptly as practicable thereafter. In the case of an extension, any such announcement will be issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to shareholders in connection with the offer be promptly disseminated to shareholders in a manner reasonably designed to inform them of such change) and without limiting the manner in which AirTran or Galena may choose to make any public announcement, neither AirTran nor Galena assumes any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release in accordance with applicable NYSE requirements.

Each of AirTran and Galena confirms to you that if it makes a material change in the terms of the offer or the information concerning the offer, or if it waives a material condition of the offer, Galena will extend the offer to the extent required under the Exchange Act. If, prior to the expiration date, AirTran changes or causes Galena to change the percentage of Midwest Shares being sought or the consideration offered to you, that change will apply to all holders whose shares of Midwest common stock are accepted for exchange pursuant to the offer. If at the time notice of that change is first published, sent or given to you, the offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, AirTran and Galena will extend the offer until the expiration of that ten business day period. For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 A.M. through 12:00 midnight, New York City time.

AirTran may, although it does not currently intend to, elect to cause Galena to provide a subsequent offering period after the expiration date, if the requirements under Exchange Act Rule 14d-11 have been met. A subsequent offering period, if provided, will be a period of three to 20 business days, beginning after AirTran has caused Galena to accept for exchange and Galena has accepted for exchange all shares tendered in the offer, during which Midwest shareholders who did not tender their shares in the offer may tender their shares and receive the same consideration provided in the offer.

Exchange of Midwest Shares; Delivery of AirTran Common Stock and Cash

Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), AirTran will cause Galena to accept for exchange, and Galena will exchange, Midwest Shares validly tendered and not properly withdrawn promptly after the expiration date. In addition, subject to applicable rules of the SEC, AirTran and Galena expressly reserve the right to delay acceptance for exchange of, or the exchange of, Midwest Shares in order to comply with any applicable law. In all cases, exchange of Midwest Shares tendered and accepted for exchange pursuant to the offer will be made only after timely receipt by the exchange agent of certificates for those Midwest Shares and certificates for associated Rights if separately certificated (or a confirmation of a book-entry transfer of those Midwest Shares in the exchange agent’s account at The Depository Trust Company, referred to as DTC, a properly completed and duly executed letter of transmittal and any other required documents.

For purposes of the offer, Galena will be deemed to have accepted for exchange Midwest Shares validly tendered and not withdrawn as, if and when it notifies the exchange agent of its acceptance of the tenders of those Midwest Shares pursuant to the offer. The exchange agent will deliver cash and AirTran common stock in exchange for Midwest Shares pursuant to the offer and cash instead of fractional shares of AirTran common stock promptly after receipt of such notice. The exchange agent will act as your agent for the purpose of receiving AirTran common stock and cash from Galena, selling the aggregate fractional shares of AirTran common stock issued pursuant to the offer in the open market for cash (as discussed below) and transmitting such stock and cash to you. You will not receive any interest on any cash that Galena pays you, even if there is a delay in making the exchange.

If Galena does not accept any tendered Midwest Shares for exchange pursuant to the terms and conditions of the offer for any reason, or if certificates are submitted for more Midwest Shares than are tendered, Galena will return certificates for such unexchanged Midwest Shares without expense to the tendering holder or, in the case of Midwest Shares tendered by book-entry transfer of such Midwest Shares into the exchange agent’s account at DTC pursuant to the procedures set forth below in the section captioned “The Offer—Procedure for Tendering,” those Midwest Shares will be credited to an account maintained within DTC promptly following expiration or termination of the offer.

Midwest shareholders should consider current market quotations for shares of AirTran common stock and Midwest Shares before deciding whether to tender pursuant to the offer.

Cash Instead of Fractional Shares of AirTran Common Stock

Midwest shareholders will not receive any fractional shares of AirTran common stock in the offer. Instead of receiving any fractional shares of AirTran common stock to which Midwest shareholders may otherwise be entitled, tendering Midwest shareholders will receive an amount in cash, without interest, equal to such holder’s respective proportionate interest in the proceeds from the sale or sales in the open market by the exchange agent for the offer, on behalf of all such holders, of the aggregate fractional shares of AirTran common stock issued pursuant to the offer.

Withdrawal Rights

You can withdraw tendered Midwest Shares at any time until the offer has expired and you can withdraw them at any time until Galena accepts Midwest Shares for exchange. If AirTran decides to have Galena provide a subsequent offering period, Galena will accept Midwest Shares tendered during that period immediately and thus you will not be able to withdraw Midwest Shares tendered during any subsequent offering period.

For your withdrawal to be effective, the exchange agent must receive from you a written notice of withdrawal at one of its addresses set forth on the back cover of this prospectus, or by facsimile at (781) 380-3388 (you may confirm receipt of your facsimile by phoning (781) 843-1833, Ext. 0). Your notice must include your name, address, social security number, the certificate number(s), the number of Midwest Shares to be withdrawn and the name of the registered holder, if it is different from that of the person who tendered those Midwest Shares.

A financial institution must guarantee all signatures on the notice of withdrawal. Most banks, savings and loan associations and brokerage houses are able to effect these signature guarantees for you. The financial institution must be a participant in the Securities Transfer Agents Medallion Program, referred to as an “eligible institution,” unless the Midwest Shares to be withdrawn were tendered for the account of any eligible institution.

If Midwest Shares have been tendered pursuant to the procedures for book-entry tender discussed under the section captioned “The Offer—Procedure for Tendering,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures. If certificates have been delivered or otherwise identified to the exchange agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the Midwest Shares withdrawn must also be furnished to the exchange agent, as stated above, prior to the physical release of such certificates.

AirTran and Galena will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal in its sole discretion, and its decision shall be final and binding. None of AirTran, Galena, the exchange agent, the information agent, any dealer manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification. Any Midwest Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the offer. However, you may retender withdrawn Midwest Shares by following one of the procedures discussed under the sections captioned “The Offer—Procedure for Tendering” at any time prior to the expiration date.

Procedure for Tendering

For you to validly tender Midwest Shares pursuant to the offer, either (a) a properly completed and duly executed letter of transmittal, along with any required signature guarantees, or an agent’s message in connection with a book-entry transfer, and any other required documents, must be received by the exchange agent at one of its addresses set forth on the back cover of this prospectus, and certificates for tendered Midwest Shares and, if applicable, certificates for associated Rights, must be received by the exchange agent at such address or those Midwest Shares must be tendered pursuant to the procedures for book-entry tender set forth below (and a confirmation of receipt of such tender, referred to as a “book-entry confirmation” must be received), in each case before the expiration date, or (b) you must comply with the guaranteed delivery procedure set forth below.

The term “agent’s message” means a message transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the DTC participant tendering the Midwest Shares that are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the letter of transmittal, and that AirTran may enforce that agreement against such participant.

The exchange agent has established accounts with respect to the Midwest Shares at DTC in connection with the offer, and any financial institution that is a participant in DTC may make book-entry delivery of Midwest Shares by causing DTC to transfer such shares into the exchange agent’s account in accordance with DTC’s procedure for such transfer. However, although delivery of Midwest Shares may be effected through book-entry transfer at DTC, the letter of transmittal with any required signature guarantees, or an agent’s message, along with any other required documents, must, in any case, be received by the exchange agent at one or more of its addresses set forth on the back cover of this prospectus prior to the expiration date, or the guaranteed delivery procedures described below must be followed. AirTran cannot assure you that book-entry delivery of Midwest Shares will be available. If book-entry delivery is not available, you must tender Midwest Shares by means of delivery of certificates of Midwest common stock and certificates for the associated Rights, if separately certificated, or pursuant to the guaranteed delivery procedure set forth below.

Signatures on all letters of transmittal must be guaranteed by an eligible institution, except in cases in which Midwest Shares are tendered either by a registered holder of shares of Midwest common stock and associated Rights who has not completed the box entitled “Special Issuance Instructions” on the letter of transmittal or for the account of an eligible institution.

If the certificates for shares of Midwest common stock and associated Rights are registered in the name of a person other than the person who signs the letter of transmittal, or if certificates for unexchanged shares of Midwest common stock and associated Rights are to be issued to a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed in the manner AirTran and Galena have described above.

The method of delivery of Midwest share certificates and all other required documents, including delivery through DTC, is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, Galena recommends registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

To prevent backup federal income tax withholding you must provide the exchange agent with your correct Taxpayer Identification Number and certify whether you are subject to backup withholding of federal income tax by completing the Substitute Form W-9 included in the Letter of Transmittal. Some shareholders (including, among others, all corporations and some foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, the shareholder must submit a Form W-8BEN, signed under penalties of perjury, attesting to that individual’s exempt status.

If you wish to tender Midwest Shares pursuant to the offer and your certificates are not immediately available, or you cannot deliver the certificates and all other required documents to the exchange agent prior to the expiration date or complete the procedure for book-entry transfer on a timely basis, your shares of Midwest common stock may nevertheless be tendered, as long as all of the following conditions are satisfied:

•	you make your tender by or through an eligible institution;

•

a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by AirTran, is received by the exchange agent as provided below on or prior to the expiration date; and

•

the certificates for all tendered Midwest Shares (or a confirmation of a book-entry transfer of such securities into the exchange agent’s account at DTC as described above), in proper form for transfer, together with a properly completed and duly executed letter of transmittal with any required signature guarantees (or, in the case of a book-entry transfer, an agent’s message) and all other documents required by the letter of transmittal, are received by the exchange agent within three NYSE trading days after the date of execution of such notice of guaranteed delivery.

You may deliver the notice of guaranteed delivery by hand, facsimile transmission or mail to the exchange agent. The notice must include a guarantee by an eligible institution in the form set forth in the notice.

In all cases, AirTran will cause Galena to exchange Midwest Shares tendered and accepted for exchange pursuant to the offer only after timely receipt by the exchange agent of certificates for shares of Midwest common stock and associated Rights, if separately certificated (or timely confirmation of a book-entry transfer of such securities into the exchange agent’s account at DTC as described above), properly completed and duly executed letter(s) of transmittal (or an agent’s message in connection with a book-entry transfer) and any other required documents.

By executing a letter of transmittal as set forth above, you irrevocably appoint AirTran and Galena’s designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your Midwest Shares tendered and accepted for exchange by Galena and with respect to any and all other Midwest Shares and other securities issued or issuable in respect of the Midwest Shares on or after the expiration date. That appointment is effective, and voting rights will be affected, when and only to the extent that AirTran or Galena deposit with the exchange agent the shares of AirTran’s common stock and the cash consideration for Midwest Shares that you have tendered. All such proxies shall be considered coupled with an interest in the tendered Midwest Shares and therefore shall not be revocable. Upon the effectiveness of such appointment, all prior proxies that you have given will be revoked, and you may not give any subsequent proxies (and, if given, they will not be deemed effective). AirTran or Galena’s designees will, with respect to the Midwest Shares for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper at any annual, special or adjourned meeting of Midwest’s shareholders or otherwise. AirTran and Galena reserve the right to require that, in order for Midwest Shares to be deemed validly tendered, immediately upon the exchange of such Midwest Shares, AirTran must be able to exercise full voting rights with respect to such Midwest Shares.

The tender of Midwest Shares pursuant to any of the procedures described above will constitute a binding agreement between AirTran, Galena and you upon the terms and subject to the conditions of the offer.

Matters Concerning Validity and Eligibility

AirTran and Galena will determine questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Midwest Shares, in their sole discretion, and their determination shall be final and binding. AirTran reserves the absolute right to reject and to cause Galena to reject any and all tenders of Midwest Shares that it determines are not in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. AirTran also reserves the absolute right to waive and to cause Galena to waive any defect or irregularity in the tender of any Midwest Shares. No tender of Midwest Shares will be deemed to have been validly made until all defects and irregularities in tenders of Midwest Shares have been cured or waived. None of AirTran, Galena, the exchange agent, the information agent, any dealer manager nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Midwest Shares or will incur any liability for failure to give any such notification. AirTran and Galena’s interpretation of the terms and conditions of the offer (including the letter of transmittal and instructions thereto) will be final and binding.

If the associated Rights have been distributed, Galena will be entitled to accept for exchange certificates for shares of Midwest common stock prior to receipt of the certificate for the associated Rights and, subject to complying with SEC rules and regulations, withhold payment of all or a portion of the offer consideration until receipt of the Rights certificate or a book entry transfer of such Rights.

IF YOU HAVE ANY QUESTIONS ABOUT THE PROCEDURE FOR TENDERING MIDWEST SHARES, PLEASE CONTACT THE INFORMATION AGENT AT ITS ADDRESS AND TELEPHONE NUMBERS SET FORTH ON THE BACK COVER OF THIS PROSPECTUS AND OFFER TO EXCHANGE.

Announcement of Results of the Offer

AirTran will announce the final results of the offer, including whether all of the conditions to the offer have been fulfilled or waived and whether Galena will accept the tendered Midwest Shares for exchange, no later than four NYSE trading days after expiration date. The announcement will be made by a press release in accordance with applicable NYSE requirements.

Ownership of AirTran After the Offer

Assuming that:

•

all outstanding options to purchase shares of Midwest common stock, of which there were reported to be 2,678,174 as of March 31, 2007, are exercised prior to the expiration of the offer or the consummation of the second-step merger;

•

all outstanding warrants to purchase shares of Midwest common stock, of which there were estimated to be 544,395 as of March 31, 2007, are exercised prior to the expiration of the offer or the consummation of the second-step merger;

•

AirTran exchanges pursuant to the offer or the second-step merger all of the shares of Midwest common stock, which number is assumed to be the sum of (i) 24,849,497, the total number of shares reported to be outstanding (including restricted shares), (ii) 3,222,569 shares assumed to have been issued pursuant to the exercise of Midwest stock options and warrants; and

•	91,472,000 shares of AirTran common stock are outstanding (at March 31, 2007);

former Midwest shareholders would own in the aggregate 15.2% of the outstanding shares of AirTran common stock. Assuming that all securities which could be exchanged for AirTran common stock are exchanged for AirTran common stock (including convertible notes, options and restricted stock) former Midwest shareholders would own in the aggregate 13.3% of the outstanding common stock on a fully-diluted basis.

Material U.S. Federal Income Tax Consequences

The following discussion is the opinion of Smith, Gambrell & Russell, LLP, tax counsel to AirTran, as to the material U.S. federal income tax consequences of the offer and second-step merger to Midwest shareholders. This discussion is based on the Code, the related Treasury regulations, administrative interpretations and court decisions, all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and the conclusions discussed below and the tax consequences of the offer and the second-step merger. This discussion applies only to Midwest shareholders that hold their shares of Midwest common stock, and will hold any shares of AirTran common stock received in exchange for their shares of Midwest common stock, as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all federal income tax consequences of the offer and the second-step merger that may be relevant to particular holders, including holders that are subject to special tax rules. Some examples of holders that are subject to special tax rules are: dealers in securities; financial institutions; insurance companies; tax-exempt organizations; holders of shares of Midwest common stock as part of a position in a “straddle” or as part of a “hedging” or “conversion” transaction; holders who have a “functional currency” other than the U.S. dollar;

holders who are foreign persons; holders who own their shares indirectly through partnerships, trusts or other entities that may be subject to special treatment; and holders who acquired their shares of Midwest common stock through stock option or stock purchase programs or otherwise as compensation.

In addition, this discussion does not address any consequences arising under the laws of any state, local or foreign jurisdiction. AIRTRAN AND GALENA RECOMMEND THAT MIDWEST SHAREHOLDERS CONSULT THEIR OWN TAX ADVISORS AS TO SPECIFIC TAX CONSEQUENCES TO THEM OF THE OFFER AND THE SECOND-STEP MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS AND OF CHANGES IN APPLICABLE TAX LAWS.

Treatment of the offer and the second-step merger as a reorganization

In the opinion of Smith, Gambrell & Russell, LLP, the offer and the second-step merger will be treated as a single integrated transaction that qualifies as a reorganization within the meaning of Section 368(a) of the Code. This opinion of counsel is given in reliance on customary representations and assumptions as to certain factual matters, including the following:

•

the offer and the second-step merger will take place in accordance with all of the terms and conditions of the offer and the second-step merger as described in this prospectus and offer to exchange without the waiver or modification of any of those terms or conditions,

•

none of AirTran, Midwest, or any related party acquires or redeems, in connection with the offer or the second-step merger, shares of AirTran common stock issued to Midwest shareholders pursuant to the offer or the second-step merger (other than pursuant to an open market stock repurchase program),

•

after the offer and the second-step merger, Galena or another wholly-owned subsidiary of AirTran will continue Midwest’s historic business or will use a significant portion of the Midwest’s historic business assets in a business,

•

the description of Midwest’s business operations set forth in its SEC filings is accurate in all material respects and there will be no material changes in such operations prior to the closing of the second-step merger, and

•

holders of Midwest Shares will receive pursuant to the offer and/or the second-step merger AirTran common stock with a value of at least 40 percent of the value of all Midwest Shares, the value of such AirTran common stock to be determined on the last business day preceding (A) the announcement of the offer or (B) the date of any amendment or modification to the terms of the offer.

AirTran does not intend to obtain a ruling from the Internal Revenue Service with respect to the federal income tax consequences of the offer and the second-step merger. The opinion of counsel will not bind the courts or the Internal Revenue Service, nor will it preclude the Internal Revenue Service from adopting a position contrary to those expressed in the opinion. No assurance can be given that contrary positions will not successfully be asserted by the Internal Revenue Service or adopted by a court if the issues are litigated. In addition, the opinion of counsel is being delivered prior to the consummation of the proposed transaction and therefore is prospective and dependent on future events. No assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, or future factual developments, would not adversely affect the accuracy of the conclusion stated herein. AirTran may amend the terms of the offer in a manner which might cause the transaction not to qualify as a Section 368(a) reorganization. AirTran does not currently intend to do so and, in any event, will not do so without revising the prospectus and offer to exchange and extending the expiration date of the offer as and to the extent required.

The following are the material federal income tax consequences to Midwest shareholders who, consistent with the opinion of counsel referred to above, receive their shares of AirTran common stock and/or cash pursuant to a transaction constituting a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Consequences to Midwest Shareholders

Midwest shareholders who exchange Midwest Shares for a combination of AirTran common stock and cash pursuant to the offer and/or the second-step merger will recognize gain, but not loss, in the exchange. The gain, if any, recognized will equal the lesser of (a) the amount of cash received in the transaction or (b) the amount of gain realized in the transaction. The amount of gain that is realized in the exchange will equal the excess of (i) the sum of the cash plus the fair market value of the AirTran common stock received in the exchange over (ii) the tax basis of the Midwest Shares surrendered in the transaction. For this purpose, a Midwest shareholder must calculate gain or loss separately for each identifiable block of Midwest Shares that such shareholder surrenders pursuant to the transaction, and a Midwest shareholder cannot offset a loss realized on one block of such shares against a gain recognized on another block of such shares. Any gain recognized generally will be treated as capital gain, except that the shareholder’s gain could be treated as a dividend if the receipt of the cash has the effect of the distribution of a dividend for United States federal income tax purposes (under Sections 302 and 356 of the Code). The aggregate tax basis in the AirTran common stock received pursuant to the offer and/or the second-step merger (including the basis in any fractional share for which cash is received) will be equal to the aggregate tax basis in the Midwest Shares surrendered in the transactions, decreased by the amount of cash received and increased by the amount of gain, if any, recognized or any amount treated as a dividend. The holding period of the AirTran common stock received in the offer and/or the second-step merger by a holder of Midwest Shares will include the holding period of the Midwest Shares that he or she surrendered in exchange therefor. Cash received and gain realized in connection with the receipt of cash in lieu of a fractional share of AirTran common stock are not taken into account in making the computations of gain realized or recognized and basis in the shares received. Rather, such cash and gain are treated as described below. If a Midwest shareholder has differing tax bases and/or holding periods in respect of the shareholder’s Midwest Shares, the shareholder should consult with a tax advisor in order to identify the tax bases and/or holding periods of the particular shares of AirTran common stock that the shareholder receives.

The Receipt of Cash in Lieu of a Fractional Share

A holder of Midwest Shares who receives cash in lieu of a fractional share of AirTran common stock will generally recognize gain or loss equal to the difference between the amount of cash received and his or her tax basis in the AirTran common stock that is allocable to the fractional share. That gain or loss generally will constitute capital gain or loss.

Consequences to AirTran and Midwest

Neither AirTran nor Midwest will recognize gain or loss as a result of the offer and the second-step merger.

Information Reporting and Backup Withholding

Certain U.S. holders may be subject to information reporting with respect to the cash received in exchange for Midwest Shares, including cash received instead of a fractional share interest in shares of AirTran common stock. U.S. holders who are subject to information reporting and who do not provide appropriate information when requested may also be subject to backup withholding. Any amount withheld under such rules is not an additional tax and may be refunded or credited against such U.S. holders’ federal income tax liability, provided that the required information is properly furnished in a timely manner to the Internal Revenue Service.

Purpose of the Offer; Dissenters’ Rights

Purpose and Structure of the Offer

The purpose of the offer is to acquire control of, and ultimately the entire equity interest in, Midwest. The offer, as the first step in the acquisition of Midwest, is intended to facilitate the acquisition of Midwest. The purpose of the second-step merger of Midwest with and into Galena or another wholly-owned subsidiary of AirTran is for AirTran to acquire all outstanding Midwest Shares not tendered and purchased pursuant to the offer. If the offer is successful, AirTran intends to consummate the second-step merger as promptly as practicable.

If Galena or another wholly owned subsidiary of AirTran owns 90 percent or more of the outstanding shares of Midwest common stock following consummation of the offer, AirTran intends to consummate the second-step merger as a “short-form” merger pursuant to Section 180.1104 of the Wisconsin Business Corporation Law. In this case, neither the approval of any holder of shares of Midwest common stock (other than AirTran) nor the approval of Midwest’s board of directors would be required. Upon consummation of the second-step merger, the surviving corporation would be a wholly-owned subsidiary of AirTran.

If Galena or another wholly owned subsidiary of AirTran owns less than 90 percent of the outstanding shares of Midwest common stock following the consummation of the offer, AirTran intends to cause Midwest’s board of directors to submit the second-step merger to Midwest’s shareholders for approval at a shareholders’ meeting convened for that purpose in accordance with the Wisconsin Business Corporation Law. If the minimum tender condition, the control share condition, the business combination and fair price condition, the rights redemption condition, and the impairment condition are satisfied, AirTran will, upon consummation of the offer, have sufficient voting power to ensure approval of the second-step merger at the shareholders’ meeting without the affirmative vote of any other shareholder.

In the second-step merger, Midwest shareholders will receive the same consideration available as in the offer, subject to adjustments necessary to preserve the status of the offer and the second-step merger as a reorganization under Section 368(a) of the Code. If a holder of Midwest Shares has effectively demanded an appraisal of such shareholder’s Midwest Shares prior to the second-step merger and not withdrawn such demand, such shareholder’s Midwest Shares will be treated as receiving cash in the second-step merger, even if the holder thereof does not subsequently perfect its rights of appraisal.

Dissenters’ Rights

Dissenters’ rights are not available in the offer. Dissenters’ rights are also not available in the second-step merger if the shares of Midwest common stock continue to be traded on the American Stock Exchange or another national securities exchange, referred to as the “listing exclusion.” The listing exclusion may not be available for one or more of the reasons described in “The Offer—Effect of the Offer on the Market for Shares of Midwest Common Stock; American Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.” The availability of the listing exclusion will be determined, if the second-step merger requires shareholder approval, on the date fixed to determine the shareholders entitled to notice of and to vote on the second-step merger, or, if the second-step merger takes the form of a short-form merger, on the date AirTran mails a copy or summary of the plan of merger setting forth the terms of the short-form merger to the shareholders of Midwest. If shareholder approval of the second-step merger is required and the listing exclusion is not available, holders of shares of Midwest common stock who do not vote in favor of the second-step merger and who comply with applicable statutory procedures under the Wisconsin Business Corporation Law will be entitled to receive a judicial determination and payment in cash of the “fair value” of their shares of Midwest common stock. If AirTran obtains sufficient shares of Midwest common stock to consummate a short-form merger without shareholder approval and the listing exclusion is not available, holders of shares of Midwest common stock otherwise entitled to the merger consideration who comply with applicable statutory procedures under the Wisconsin Business Corporation Law will be entitled to receive a judicial determination and payment in cash of the “fair value” of their shares of Midwest common stock. “Fair value” in either instance will be the value of a dissenter’s shares of Midwest common stock immediately before the merger (excluding any appreciation or depreciation in anticipation of the merger, unless such exclusion would be inequitable). The value of shares of Midwest common stock determined in a dissent proceeding could be the same as, or more or less than, the value of the consideration per share offered pursuant to the offer or proposed to be paid in the second-step merger.

The Wisconsin Control Share Statute, which is Section 180.1150 of the Wisconsin Business Corporation Law, provides that, unless otherwise provided in its articles of incorporation or otherwise specified by the board of directors, and subject to a number of exceptions for shares acquired in particular circumstances, the voting power of shares of a resident domestic corporation, such as Midwest, held by any person in excess of 20 percent of the voting power is limited to 10 percent of the voting power the excess shares would otherwise have. Full voting power may be restored if a majority of the voting power of shares represented at a meeting, including those held by the party seeking restoration, are voted in favor of restoration. See the section captioned “The Offer—Certain Legal Matters; Regulatory Approvals.” Under appropriate circumstances, AirTran may decide to ask Midwest’s shareholders to approve the restoration of AirTran’s or Galena’s right to vote shares of Midwest common stock that are acquired in the offer. No dissenter’s rights are available in connection with any such restoration.

THE FOREGOING SUMMARY OF THE RIGHTS, IF ANY, OF DISSENTING SHAREHOLDERS DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SECTIONS 180.1301 THROUGH 180.1331 OF THE WISCONSIN BUSINESS CORPORATION LAW. FAILURE TO FOLLOW THE STEPS THAT SECTIONS 180.1301 THROUGH 180.1331 REQUIRES FOR PERFECTING DISSENTERS’ RIGHTS, IF ANY, MAY RESULT IN THE LOSS OF THOSE RIGHTS.

Plans for Midwest

In connection with the offer, AirTran has reviewed and will continue to review various possible business strategies that it might consider in the event that it acquires control of Midwest, whether pursuant to the offer, the second-step merger or otherwise. Following a review of additional information regarding Midwest, these changes could include, among other things, changes in Midwest’s business, operations, personnel, employee benefit plans, corporate structure, capitalization and management.

Delisting and Termination of Registration

In addition, once the offer is consummated, if Midwest qualifies for termination of registration under the Exchange Act, AirTran intends to cause Midwest to file applications to withdraw the Midwest common stock from listing on the American Stock Exchange and to terminate the registration of Midwest common stock under the Exchange Act. Midwest common stock could also be delisted from the American Stock Exchange independently of the offer or as a result of the offer without action by AirTran. See the section captioned “The Offer—Effect of the Offer on the Market for Shares of Midwest Common Stock; American Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.”

Effect of the Offer on the Market for Shares of Midwest Common Stock; American Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations

Effect of the Offer on the Market for the Shares of Midwest Common Stock

According to Midwest’s 2006 annual report to shareholders, there were 812 holders of record of Midwest common stock as of December 31, 2006. The tender of shares of Midwest common stock pursuant to the offer will reduce the number of holders of Midwest common stock and the number of shares of Midwest common stock that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining shares of Midwest common stock held by the public. The extent of the public market for Midwest common stock and the availability of quotations reported in the over-the-counter market depends upon the number of shareholders holding Midwest common stock, the aggregate market value of the shares remaining at such time, and the interest of maintaining a market in the shares on the part of any securities firms and other factors.

American Stock Exchange Listing

The shares of Midwest common stock are listed on the American Stock Exchange. Depending upon the number of shares of Midwest common stock purchased pursuant to the offer and the aggregate market value of any shares of Midwest common stock not purchased pursuant to the offer, Midwest common stock may no longer meet the standards for continued listing on the American Stock Exchange and may be delisted from the American

Stock Exchange. The published guidelines of the American Stock Exchange indicate that it would consider delisting the shares of Midwest common stock if, among other things, the number of round lot holders of Midwest common stock falls below 300, the number of publicly held shares of Midwest common stock falls below 200,000 or the market value of publicly held shares of Midwest common stock falls below $1,000,000 for more than 90 consecutive days. If Midwest common stock is delisted from the American Stock Exchange, the market for Midwest common stock could be adversely affected as described above. If Midwest common stock is not delisted prior to the second-step merger, then Midwest common stock will cease to be listed on the American Stock Exchange upon consummation of the second-step merger.

Registration Under Exchange Act

Based upon Midwest’s public filings with the SEC, AirTran believes that Midwest common stock is currently registered under the Exchange Act. This registration may be terminated upon application by Midwest to the SEC if Midwest common stock is not listed on a “national securities exchange” and there are fewer than 300 record holders. Termination of registration would substantially reduce the information required to be furnished by Midwest to holders of Midwest common stock and to the SEC, and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders’ meetings and the requirements of Exchange Act Rule 13e-3 with respect to “going private” transactions, no longer applicable to Midwest common stock. In addition, “affiliates” of Midwest and persons holding “restricted securities” of Midwest may be deprived of the ability to dispose of their securities pursuant to Rule 144 under the Securities Act. If registration of Midwest common stock is not terminated prior to the second-step merger, then the registration of Midwest common stock under the Exchange Act will be terminated upon consummation of the second-step merger.

Margin Regulations

AirTran believes that Midwest common stock is currently a “margin security” under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit on the collateral of the shares of Midwest common stock. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the offer, Midwest common stock might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event such shares of Midwest common stock could no longer be used as collateral for loans made by brokers.

Conditions of the Offer

AirTran’s and Galena’s obligation to exchange shares of AirTran common stock and cash for Midwest Shares pursuant to the offer is subject to several conditions referred to below under the section captioned “The Offer—Conditions of the Offer,” including the following:

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the “minimum tender condition”—there shall have been validly tendered and not properly withdrawn prior to the expiration of the offer, that number of Midwest Shares representing, together with the shares owned by AirTran, Galena and AirTran’s other affiliates, at least a majority of the total voting power of all of the outstanding securities of Midwest entitled to vote generally in the election of directors or in a merger, calculated on a fully diluted basis, including, without limitation, all shares of Midwest common stock issuable upon the exercise of any options, warrants or other rights and upon the conversion of any Midwest securities, but excluding the Rights issued pursuant to the Midwest rights agreement, in each case, immediately prior to the expiration date;

•

the “rights redemption condition”—AirTran must be satisfied, in its reasonable discretion, that the board of directors of Midwest has redeemed the Series A Junior Participating Preferred Stock Purchase Rights issued pursuant to the rights agreement dated February 15, 2006 between Midwest Air Group,

Inc. and American Stock Transfer & Trust Company, referred to in this prospectus and offer to exchange as the “Rights Agreement,” or that such rights have been invalidated or are otherwise inapplicable to the offer and the second-step merger and that none of the Series A Junior Participating Preferred Stock is outstanding;

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the “impairment condition”—Midwest shall not have entered into or effectuated any agreement or transaction with any person or entity contemplating a fleet expansion or a merger or acquisition with respect to Midwest or any of its subsidiaries otherwise having the effect of impairing AirTran’s ability to acquire Midwest or that would materially adversely affect the expected economic value to AirTran of the acquisition of Midwest;

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the “regulatory condition”—any waiting periods under applicable antitrust laws shall have expired or terminated (which condition was satisfied on February 11, 2007 when the HSR waiting period expired);

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the “NYSE condition”—the shares of AirTran common stock to be issued to Midwest shareholders in the offer shall have been authorized for listing on the New York Stock Exchange, or NYSE, without any requirement for AirTran under applicable NYSE rules to obtain shareholder approval, subject to official notice of issuance;

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the “control share condition”—AirTran must be satisfied, in its reasonable discretion, that the control share provisions contained in Section 180.1150(2) of the Wisconsin Business Corporation Law, referred to in this prospectus and offer to exchange as the “Wisconsin Control Share Statute,” do not apply to the Midwest Shares to be acquired pursuant to the offer or are invalid or the shareholders of Midwest must have approved full voting rights for all of the Midwest Shares to be acquired by AirTran and/or Galena pursuant to the offer under the Wisconsin Control Share Statute unless such approval would be mathematically assured based on the number of Midwest Shares validly tendered and not properly withdrawn immediately prior to the expiration of the offer;

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the “business combination and fair price condition”—AirTran must be satisfied, in its reasonable discretion, that, after consummation of the offer, the provisions contained in Sections 180.1130 through 180.1133 of the Wisconsin Business Corporation Law, referred to in this prospectus and offer to exchange as the “Wisconsin Fair Price Statute,” and Sections 180.1140 through 180.1144 of the Wisconsin Business Corporation Law, referred to in this prospectus and offer to exchange as the “Wisconsin Business Combination Statute,” will not be applicable to the offer or the second-step merger, and that the supermajority and fair price provisions of article eight of Midwest’s articles of incorporation shall have been or rendered inapplicable to the offer, the second-step merger and the acquisition of Midwest Shares pursuant to the offer and any second-step merger; and

•

the “registration statement condition”—the registration statement of which this prospectus is a part shall have become effective under the Securities Act of 1933, as amended, referred to in this prospectus as the “Securities Act,” no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC, and AirTran shall have received all necessary state securities law or “blue sky” authorizations.

Notwithstanding any other provision of the offer, AirTran and Galena shall not be required to accept for exchange or exchange any Midwest Shares, may postpone the acceptance for exchange of, or exchange of, tendered Midwest Shares, and may, in their respective sole discretion, terminate or amend the offer as to any Midwest Shares not then exchanged (i) if at the expiration date, any of the minimum tender condition, the impairment condition, the regulatory condition, the NYSE condition, the control share condition, the business combination and fair price condition, and the registration statement condition has not been satisfied or, in the case of the minimum tender condition, the rights redemption condition, the NYSE condition, the control share condition, and the business combination and fair price condition, are not satisfied or waived, or (ii) if at or, in the case of clauses (a) or (b) below, after the expiration date, any of the following conditions are not satisfied or, in the case of clause (c), waived:

(a) There shall not have been any law or contractual agreement of Midwest which, directly or indirectly:

(i) prohibits, or imposes any material limitations on, AirTran’s ownership or operation (or that of any of its respective subsidiaries or affiliates) of any portion of its businesses or assets or any material portion of Midwest’s businesses or assets, or compels AirTran (or its respective subsidiaries or affiliates) to dispose of or hold separate any material portion of its assets or any material portion of Midwest’s business or assets;

(ii) prohibits, restrains or makes or seeks to make illegal the acceptance for exchange, payment for or purchase of Midwest Shares pursuant to the offer or the consummation of the second-step merger or that would impose material damages in connection therewith;

(iii) imposes material limitations on the ability of AirTran (or any of its respective subsidiaries or affiliates) effectively to acquire or to hold or to exercise full rights of ownership of the Midwest Shares purchased pursuant to the offer including, without limitation, the right to vote the shares of Midwest common stock on all matters properly presented to Midwest’s shareholders;

(iv) imposes limitations on the ability of AirTran (or any of its respective subsidiaries or affiliates) effectively to control in any material respect any material portion of the business, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), licenses or franchises or results of operations of Midwest and its subsidiaries taken as a whole;

(v) seeks to require a material divestiture by AirTran or any affiliate of AirTran of any Midwest Shares; or

(vi) imposes or seeks to impose any material condition to the offer in addition to the conditions set forth elsewhere in the offer.

As used in this prospectus, “law” means any supranational, federal, state, local or foreign law, rule, regulation, judgment, code, ruling, statute, order, decree, injunction, ordinance or other legal requirement (including any arbitral decision or award);

(b) There shall not be threatened or pending any action or proceeding by any governmental authority before any court or governmental authority that has a reasonable probability of success seeking any of the results described in clauses (i) through (vi) of paragraph (a) above;

(c) There shall not be threatened or pending any action or proceeding by any other person or entity other than a governmental authority before any court or governmental authority that has a reasonable probability of success seeking any of the results described in clauses (i) through (vi) of paragraph (a) above; and

(d) AirTran shall not have reached an agreement or understanding with Midwest providing for termination of the offer or postponing the payment for the Midwest Shares thereunder, and neither AirTran nor any affiliate of AirTran shall have entered into a definitive agreement or announced an agreement in principle with Midwest providing for a merger or other business combination with Midwest or the purchase of securities or assets of Midwest.

The satisfaction or existence of any of the conditions to the offer will be determined by AirTran and Galena in their good faith discretion. These conditions are for the sole benefit of AirTran and Galena and may be asserted by AirTran and Galena regardless of the circumstances giving rise to any of these conditions or may be waived (to the extent legally permissible) by AirTran in whole or in part at any time and from time to time in its sole discretion. The failure by AirTran or Galena at any time to exercise any of these rights shall not be deemed a waiver of any of these rights; the waiver of any of these rights with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by AirTran or Galena concerning the events described in this section captioned “The Offer—Conditions of the Offer” will be final and binding on all parties.

Dividends and Distributions

If on or after the date of this prospectus, Midwest:

(a) splits, combines or otherwise changes its shares of common stock or its capitalization,

(b) acquires shares of its common stock or otherwise causes a reduction in the number of outstanding shares,

(c) issues or sells any additional shares of its common stock (other than shares issued pursuant to and in accordance with the terms in effect on the date of this prospectus of employee stock options outstanding prior to such date), shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, or

(d) discloses that it has taken such action,

then, without prejudice to the rights of AirTran and Galena under the section captioned “The Offer—Extension, Termination and Amendment” and “The Offer—Conditions of the Offer,” either of AirTran or Galena may, in its sole discretion, make such adjustments in the purchase price and other terms of the offer and the proposed merger as it deems appropriate including, without limitation, the number or type of securities to be purchased.

Certain Legal Matters; Regulatory Approvals

General

AirTran is not aware of any governmental license or regulatory permit that appears to be material to Midwest’s business that might be adversely affected by AirTran’s acquisition of shares of Midwest’s common stock pursuant to the offer or, except as described below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for AirTran’s acquisition or ownership of shares of Midwest common stock through Galena pursuant to the offer. Should any of these approvals or other actions be required, AirTran currently contemplates that these approvals or other actions will be sought. There can be no assurance that any of these approvals or other actions, if needed, will be obtained (with or without substantial conditions) or that if these approvals were not obtained or these other actions were not taken adverse consequences might not result to Midwest’s business or certain parts of Midwest’s or AirTran’s, or any of their respective subsidiaries’, businesses might not have to be disposed of or held separate, any of which could cause AirTran to elect to terminate the offer without the purchase of Midwest Shares under the offer. The obligation of AirTran and Galena under the offer to accept for exchange and pay for Midwest Shares is subject to certain conditions. See the section captioned “The Offer—Conditions of the Offer.”

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, referred to in this prospectus as the “HSR Act,” and the rules that have been promulgated thereunder by the Federal Trade Commission, or “FTC,” certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice, (referred to in this prospective as the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Midwest Shares pursuant to the offer is subject to such requirements.

Pursuant to the HSR Act, AirTran and Galena filed one business day after the initial filing of the registration statement, of which this prospectus and offer to exchange is a part, a Premerger Notification and Report Form in connection with the purchase of Midwest Shares pursuant to the offer with the Antitrust Division and the FTC. Under the provisions of the HSR Act applicable to the offer, the purchase of Midwest Shares pursuant to the offer could not be consummated until the expiration of a 30-calendar day waiting period following the filing of the Premerger Notification and Report Form by AirTran, unless such waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to the expiration of the waiting period. AirTran and Galena made a request pursuant to the HSR Act for early termination of the waiting period applicable to the offer. The 30-day HSR Act waiting period was not terminated early but rather terminated in its usual course. It is a condition to the offer that all waiting periods under applicable antitrust laws, including the HSR Act, expire or be terminated.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as AirTran’s acquisition of Midwest Shares pursuant to the offer. Notwithstanding the termination of the waiting period under the HSR Act, at any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Midwest Shares pursuant to the offer or seeking divestiture of the Midwest Shares so acquired or divestiture of material assets of AirTran, Midwest or their respective subsidiaries. Private parties (including individual states) may also bring legal actions under federal or state antitrust laws. Based on an examination of the publicly available information relating to the businesses in which Midwest is engaged, AirTran does not believe that the consummation of the offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See the section captioned “The Offer—Conditions of the Offer” for certain conditions to the offer, including conditions with respect to litigation and certain governmental actions.

DOT Review

Section 7 of the Clayton Act, 15 U.S.C. §§ 12-27, 29 U.S.C. §§ 52-53, prohibits mergers and acquisitions that may substantially lessen competition or create a monopoly. While the United States Department of Justice enforces this statute, including with respect to the aviation industry, the Competition and Policy Analysis Division of the United States Department of Transportation conducts its own competitive analysis of proposed mergers and acquisitions and submits its views to the Justice Department. In the course of such reviews, it may examine not only historical data but also utilize forecasting models to project the competitive and structural effects of changes on airline services and fares from mergers, acquisitions, and other transactions. The views of the Transportation Department are not binding on the Justice Department. The Department of Transportation does exercise jurisdiction over the transfer of international operating authority in conjunction with airline acquisitions as well as ensuring that the acquiring entity meets the Department’s citizenship and fitness requirements to be a U.S. certificated air carrier. Although the DOT monitors on a regular basis the operations and financial conditions of all licensed U.S. airlines to ensure that they continue to be “ fit “ to hold their operating authority and to serve the U.S. public, because AirTran Airways is an existing certificated U.S. carrier and because the operating subsidiaries of Midwest do not, to AirTran’s knowledge, have any international operating authority, review of the offer and any second-step merger by the Department of Transportation is expected to be limited to the conduct of any competition analysis described above.

FAA Review

A change in control of Midwest and the second-step merger will result in operational changes requiring the approval of the FAA to ensure continued compliance with Title 14 of the Code of Federal Regulations and safe operating practices. AirTran Airways, as the controlling and intended surviving FAA operating certificate holder will need to develop a transition plan outlining adjustments to items such as certificates, operations specifications, manuals, training programs, maintenance programs, recordkeeping procedures, and methods or procedures to be used to ensure continued compliance. Until such time as the transition plan is accepted by the FAA and the plan’s actions are implemented, operations will be conducted in accordance with the pre-merger FAA operating certificates of each carrier. During this transition period, the appropriate certificate management office will implement a program of increased surveillance of all operations conducted by the controlling certificate holder.

Wisconsin Control Share Statute

The Wisconsin Control Share Statute, which is Section 180.1150 of the Wisconsin Business Corporation Law, provides that, unless otherwise provided in its articles of incorporation or otherwise specified by the board of directors, and subject to a number of exceptions for shares acquired in particular circumstances, the voting power of shares of a resident domestic corporation, such as Midwest, held by any person in excess of 20 percent of the voting power is limited to 10 percent of the voting power the excess shares would otherwise have.

An interested person may request, by delivering a form of shareholder’s resolution under Wisconsin Statutes § 180.1150(4) to the corporation, that the directors call a special meeting of shareholders for the purpose of considering the voting rights restoration. Full voting power may be restored if a majority of the voting power of shares represented at a meeting, including those held by the party seeking restoration, are voted in favor of the restoration.

The Wisconsin Control Share Statute does not apply if the articles of incorporation of a resident domestic corporation or the board of directors of a resident domestic corporation by the affirmative vote of a majority of the board of directors (or such greater number of directors as may be specified by the corporation in its articles of incorporation or bylaws) expressly provide that said provisions do not apply. Midwest’s articles of incorporation and bylaws currently do not exclude it from application of the restrictions imposed by such provisions. The control share condition would be satisfied if Midwest’s articles of incorporation were amended or if the Midwest board of directors by the vote of the appropriate number of the members of its board of directors (currently 5 of 9 directors) were to take action such that the provisions of the Wisconsin Control Share Statute do not apply to Midwest, or if AirTran, in its sole discretion, were satisfied that the Wisconsin Control Share Statute was invalid or its restrictions were otherwise inapplicable to AirTran and Galena in connection with the offer and the second-step merger for any reason, including, without limitation, those specified in the Wisconsin Control Share Statute. The control share condition would also be satisfied if a sufficient number of shares of Midwest common stock have been validly tendered and not properly withdrawn prior to the expiration of the offer so that AirTran and Galena could be assured that full voting power of such shares would be restored at a special meeting called for such purpose. AirTran believes that it could restore the full voting power of such shares if at least 75 percent of all of the outstanding securities of Midwest entitled to vote generally in the election of directors or in a merger, calculated on a fully diluted basis (including without limitation all shares of Midwest common stock issuable upon the exercise of any options, warrants or other rights or upon the conversion of any Midwest securities, including without limitation the Midwest notes; but excluding the Rights issued pursuant to the Rights Agreement) were validly tendered and not properly withdrawn immediately prior to the expiration of the offer.

AirTran and Galena may decide to deliver to Midwest, pursuant to the provisions of the Wisconsin Control Share Statute, a form of shareholder resolution relating to the offer and the second-step merger, together with a demand that a special meeting of Midwest’s shareholders be called at which shareholders would be asked to restore full voting rights for all shares of Midwest common stock currently owned by AirTran, Galena or their affiliates or to be acquired pursuant to the offer or otherwise acquired by AirTran. Pursuant to the Wisconsin Control Share Statute and the terms of a demand for the special meeting, if any, delivered by AirTran, Galena or their affiliates, the special meeting must be called within ten days, and must be held no sooner than 30 days and no later than 50 days, after the receipt by Midwest of the demand that the special meeting be held.

In the event a special meeting with respect to the Wisconsin Control Share Statute or the transactions contemplated by this offer is called, AirTran and Galena intend to solicit proxies from the shareholders of Midwest with respect to the special meeting, unless AirTran is satisfied, in its sole discretion, that the Wisconsin Control Share Statute is not applicable to AirTran, Galena or their affiliates and the transactions contemplated in the offer and determines not to proceed with the procedures set forth in the Wisconsin Control Share Act with respect to the special meeting. The grant of a proxy with respect to any special meeting is not a condition to the tender of shares of Midwest common stock into the offer.

The tender of shares into the offer does not constitute the grant of a proxy, consent or authorization for or with respect to any annual or special meeting of Midwest’s shareholders.

AirTran believes that, if the control share condition is satisfied, the Wisconsin Control Share Statute will not be an impediment to consummating the second-step merger.

This summary of the Wisconsin control share restrictions does not purport to be complete and is qualified in its entirety by reference to Section 180.1150 of the Wisconsin Business Corporation Law.

Wisconsin Business Combination Statute

Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law prohibit certain “business combinations” between a “resident domestic corporation,” such as Midwest, and an “interested shareholder” within three years after the time such person becomes an interested shareholder, unless the business combination or the acquisition of such stock has been approved before the stock acquisition date by the corporation’s board of directors. After such three-year period, a business combination with the interested shareholder may be consummated only with the approval of the holders of a majority of the voting stock not beneficially owned by the interested shareholder at a meeting called for that purpose, unless the business combination satisfies certain adequacy-of-price standards intended to provide a fair price for shares held by disinterested shareholders.

For purposes of Sections 180.1140—180.1144 of the Wisconsin Business Corporation Law:

The term “business combination” means:

(a) any merger or plan of exchange of the resident domestic corporation or any subsidiary of the resident domestic corporation with (i) the interested shareholder or (ii) any other corporation if after the merger or plan of exchange the corporation would be an affiliate or associate of an interested shareholder;

(b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions to or with the interested shareholder, whether as part of a dissolution or otherwise, of assets of the resident domestic corporation or of any direct or indirect majority-owned subsidiary of the resident domestic corporation where the (1) assets have an aggregate market value equal to 5 percent or more of either the aggregate market value of all the assets of the resident domestic corporation determined on a consolidated basis; (2) have an aggregate market value equal to 5 percent or more of the aggregate market value of all the outstanding stock of the resident domestic corporation; or (3) represent at least 10 percent of the earning power or income of the resident domestic corporation determined on a consolidated basis;

(c) subject to certain exceptions, any transaction which results in the issuance or transfer by the resident domestic corporation or by any direct or indirect majority-owned subsidiary of the resident domestic corporation in one transaction or a series of transactions of any shares of the resident domestic corporation or of any such subsidiary to the interested shareholder where the shares have an aggregate market value equal to 5 percent or more of the aggregate market value of all of the outstanding stock of the resident domestic corporation;

(d) any transaction involving the resident domestic corporation or any direct or indirect majority-owned subsidiary of the resident domestic corporation that has the effect, directly or indirectly, of increasing the proportionate share of any class or series of voting stock, or securities convertible into the shares of any class or series, of voting stock of the resident domestic corporation or of any such subsidiary that is owned by the interested shareholder, except as a result of immaterial changes due to fractional share adjustments or other limited exceptions or redemption; or

(e) any receipt by the interested shareholder of the benefit, directly or indirectly, except proportionately as a shareholder of such resident domestic corporation, of any loans, advances, guarantees, pledges or other financial benefits or tax credit or tax advantage, other than those expressly permitted in paragraphs (a) to (d), provided by or through the resident domestic corporation or any direct or indirect majority-owned subsidiary.

The term “interested shareholder,” subject to limited exceptions, means:

(a) any person, other than the resident domestic corporation and any direct or indirect majority-owned subsidiary of the resident domestic corporation, that (1) is the owner of shares representing 10 percent or more of the outstanding voting power of the outstanding voting stock of the resident domestic corporation or (2) is an affiliate or associate of the resident domestic corporation and was the owner of shares representing 10 percent or more of the outstanding voting power of the outstanding voting stock of the resident domestic corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether the person is an interested shareholder; and

(b) the affiliates and associates of a person described in paragraph (a).

The term “resident domestic corporation” means a public Wisconsin corporation that, as of the stock acquisition date in question, has:

(a) its principal offices located in Wisconsin;

(b) significant business operations located in Wisconsin;

(c) more than 10 percent of the holders of record of its stock who are residents of Wisconsin; or

(d) more than 10 percent of its shares held of record by residents of Wisconsin.

The Wisconsin Business Combination Statute will not restrict AirTran’s ability to consummate the merger if Midwest’s board of directors approves the second-step merger or the offer prior to consummation of the offer.

This summary of the Wisconsin Business Combination Statute does not purport to be complete and is qualified in its entirety by reference to Sections 180.1140 through 180.1144 of the Wisconsin Business Corporation Law.

Wisconsin Fair Price Statute

Sections 180.1130 through 180.1134 of the Wisconsin Business Corporation Law provide generally that in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, such as Midwest, certain business combinations not meeting certain fair price standards specified in the statute must be approved by the affirmative vote of at least (i) 80 percent of the votes entitled to be cast by the outstanding voting shares of the corporation, and (ii) 66 2/3 percent of the votes entitled to be cast by the holders of voting shares other than voting shares beneficially owned by a “significant shareholder” or an affiliate or associate thereof who is a party to the transaction. “Significant shareholder” is defined generally to mean a person that is the beneficial owner of 10 percent or more of the voting power of the outstanding voting shares of the resident domestic corporation. These statute sections also restrict the repurchase of shares and the sale of corporate assets by a resident domestic corporation in response to a takeover offer.

AirTran believes that, if the business combination and fair price condition is satisfied, the Wisconsin Business Combination Statute and Wisconsin Fair Price Statute will not be an impediment to consummating the merger.

This summary of the fair price and related statutes does not purport to be complete and is qualified in its entirety by reference to Sections 180.1130-180.1134 of the Wisconsin Business Corporation Law.

Wisconsin Corporate Take-Over Law

Because Midwest is incorporated in Wisconsin and has significant assets located in the state, Midwest may be considered a “target company” under Chapter 552 of the Wisconsin Statutes, the Wisconsin Corporate Take-Over Law. The Wisconsin Corporate Take-Over Law makes it unlawful, in certain circumstances, for any person to make a “takeover offer” involving a target company in Wisconsin, or to acquire any equity securities of such a target company pursuant to the takeover offer, unless a registration statement has been filed with the Wisconsin Division of Securities 10 days prior to the commencement of the takeover offer and has become effective or such takeover offer is exempted by rule or order of the Division. The Wisconsin Corporate Take-Over Law also imposes certain reporting and filing requirements on persons making such a takeover offer and makes unlawful certain fraudulent and deceptive practices, all of which provisions may be applicable to the offer. The applicability of the Wisconsin Corporate Take-Over Law depends, in part, upon the percentage of outstanding Midwest Shares held of record by residents of Wisconsin, which is not determinable with certainty from publicly available information. AirTran and Galena have obtained from the Wisconsin Division of Securities a conditional exemption order permitting the offer to be made without prior registration, provided that no Midwest Shares are purchased or taken up pursuant to the offer unless a registration statement under Chapter 552 is effective, or such registration is found not to be required, after the information necessary to make this determination is obtained from Midwest. By correspondence dated January 22, 2007, the Wisconsin Division of Securities informed AirTran and Galena that the department had determined not to hold any hearing on the exchange offer or to delay the effectiveness of the Wisconsin registration statement for the offer. AirTran and Galena believe the offer to exchange has now complied with the registration requirements of Chapter 552, subject to requirements to file amendments and supplements to the offer to exchange materials. If it is subsequently found that compliance is required, AirTran and Galena presently intend to comply with the Wisconsin Corporate Take-Over Law, including making any required filings. AirTran and Galena both have reserved their rights to challenge the constitutionality of the Wisconsin Corporate Take-Over Law or its applicability to them.

This summary of the Wisconsin Corporate TakeOver Law does not purport to be complete and is qualified in its entirety by reference to Chapter 552 of the Wisconsin statutes.

Other State Takeover Statutes

In addition to Wisconsin, a number of other states have adopted laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp. , the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America , the Supreme Court held that the State of Indiana may, as a matter of corporate law, and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining shareholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there. Subsequently, in TLX Acquisition Corp. v. Telex Corp. , a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds , a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan P.L.C. v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the

Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Midwest conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Except as described in this prospectus and offer to exchange, neither AirTran nor Galena has attempted to comply with any state takeover statutes in connection with the offer or the merger. Should any person seek to apply any state takeover law, AirTran and Galena will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the offer or the second-step merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the offer or the merger, AirTran and Galena might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, AirTran and Galena might be unable to accept for exchange any Midwest Shares tendered pursuant to the offer or be delayed in continuing or consummating the offer or the second-step merger. In this case, AirTran and Galena may not be obligated to accept for exchange any Midwest Shares tendered.

“Going Private” Transactions

Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the second-step merger. AirTran does not believe that Rule 13e-3 will be applicable to the second-step merger unless the merger is consummated more than one year after the termination of the offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning Midwest and certain information relating to the fairness of the second-step merger and the consideration offered to minority shareholders be filed with the SEC and distributed to minority shareholders before the consummation of the second-step merger.

The securities regulations of the State of Wisconsin (Wisconsin Administrative Code Section DFI-Sec 6.05) contain provisions that under certain circumstances may require a filing in connection with the fairness of certain “going private” transactions. AirTran and Galena believe such provisions are not applicable to the offer or the second-step merger.

Relationships With Midwest

As of the date of the offer, AirTran beneficially owns 200 shares of Midwest common stock, representing less than 1 percent of the outstanding shares of Midwest common stock. On January 10, 2007, two wholly-owned subsidiaries of AirTran each purchased 100 shares of Midwest common stock at $11.99 per share through ordinary brokerage transactions on the open market (all of which shares are owned beneficially and of record by such subsidiaries of AirTran). With the exception of the foregoing, AirTran has not effected any other transaction in securities of Midwest whether in the past 60 days or otherwise. Except as set forth in the offer, to AirTran’s knowledge, after reasonable inquiry, none of the persons listed on Schedule I and Schedule II hereto, nor any of their respective associates or majority-owned subsidiaries, beneficially owns or has the right to acquire any securities of Midwest or has effected any transaction in securities of Midwest whether during the past 60 days or otherwise.

Nominations to the Midwest Board of Directors; Proxy Contest

Unless AirTran and Midwest agree otherwise as part of a negotiated transaction, AirTran, Galena and AirTran New York, LLC intend to continue a proxy contest to elect three nominees to replace existing Midwest directors whose term is expiring or whose seat is to be filled at the next annual meeting of the shareholders of Midwest to be held on June 14, 2007. The record date for the annual meeting of Midwest was May 11, 2007. On February 1, 2007, Galena and AirTran New York, LLC, a wholly owned subsidiary of AirTran, sent notices to Midwest of their intention to propose three nominees for election to the board of directors of Midwest. The notices identified the proposed nominees as John Albertine, Jeffrey Erickson, and Charles Kalmbach. Information regarding AirTran nominees and description of their direct or indirect interests in any solicitation, by security holdings or otherwise, is contained in a preliminary proxy statement filed by AirTran with the SEC and will be contained in a definitive proxy statement in connection with the solicitation of proxies. AirTran and Galena believe that, subject to fulfillment of the fiduciary duties that such nominees would have as directors of Midwest, such nominees would consider taking action to remove certain obstacles to the shareholders of Midwest determining whether to accept the offer or otherwise consummate the offer and the merger, including taking action to redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to the offer and the merger).

Source and Amount of Funds

AirTran estimates that the total amount of cash required to complete the transactions contemplated by the offer and the second-step merger, including:

•

payment of the cash portion of the purchase price required to acquire all of the outstanding Midwest Shares pursuant to the offer and the second-step merger (other than shares issued upon any exercise of Midwest stock options prior to the closing of the offer and the second-step merger); and

•	payment of any fees, expenses and other related amounts incurred in connection with the items above;

will be approximately $242.6 million.

Commitments

AirTran has obtained commitments from Morgan Stanley Senior Funding, Inc. and Credit Suisse Securities (USA) LLC acting through Credit Suisse, Cayman Islands Branch, referred to in this prospectus as the “Credit Arrangers” for a credit facility from such Credit Arrangers for the borrowing from such Credit Arrangers and a syndicate of financial institutions and institutional lenders, collectively referred to in this prospectus as the “Lenders” of up to $225 million.

AirTran believes borrowings under the credit facility will provide sufficient additional funds to AirTran to complete the transactions contemplated by the offer and the second-step merger and to pay fees, expenses and other related amounts.

The proposed borrowings contemplated by the commitments will consist of the following:

Amount. Up to $225 million in the form of a senior secured term loan, referred to as the “credit facility,” pursuant to a new credit agreement, among AirTran Airways, Inc. and Galena Acquisition Corp., as borrowers and AirTran Holdings, Inc. and direct and indirect subsidiaries thereof as guarantors, collectively referred to in this prospectus as the “Credit Parties” and the Lenders;

Security. The credit facility and related guarantees would be secured by: fully perfected first priority liens and security interests in substantially all assets (including all tangible and intangible, real and personal property, now owned or, to the extent acquired from the proceeds of the disposition of collateral, hereafter acquired and existing and future accounts receivable) of the borrowers and guarantors, other than excluded collateral and the Second Lien Collateral and, subsequent to the Merger, of Midwest Airlines, Inc., referred to in this prospectus and offer to exchange as the “Priority Collateral” and, together with the Second Lien Collateral as defined below is collectively referred to in this prospectus and offer to exchange as the “Collateral”).

“Excluded Collateral” means, among other things, certain contract rights, the assets of a leasing subsidiary, aircraft not included in Second Lien Collateral and, under certain conditions, cash and cash equivalents in excess of $100 million.

“Second Lien Collateral” means all of the rights, title and interest of the borrowers and, subsequent to the acquisition, Midwest Airlines, Inc., in owned B717 and B737 aircraft that are currently subject to a first priority lien in favor of third parties together with five of the first ten owned B737 aircraft subsequently acquired. All collateral would be required to be free and clear of other liens, claims and encumbrances, except for (i) first liens in the case of Second Lien Collateral, (ii) customary permitted liens and (iii) other liens reasonably acceptable to the Credit Arrangers.

Interest. Borrowings under the credit facility would bear interest at a rate per annum equal, at the option of AirTran to either, the Base Rate plus an Applicable Margin or the Eurodollar Rate plus an Applicable Margin (in each case adjusted for maximum reserves).

The “Base Rate” would be the higher of (x) the federal funds rate plus 0.50 percent and (y) the rate that the administrative agent under the credit facility announces from time to time as its prime or base commercial lending rate, as in effect from time to time.

The “Eurodollar Rate” would be the rate per annum, determined by the administrative agent under the credit facility, in accordance with its customary procedures, at which dollar deposits are offered to major banks in the London interbank market, adjusted by the reserve percentage prescribed by governmental authorities as determined by such administrative agent.

The “Applicable Margin” would be 3.50 percent for Base Rate loans and 3.75 percent for Eurodollar Rate loans subject, in each case to adjustment upward in certain events.

Maturity. Five years after the closing date.

Mandatory Prepayment. The credit facility will be required to be prepaid with (subject to certain agreed exceptions):

•	the net cash proceeds from the issuance of any debt securities (subject to certain exceptions) by AirTran or Midwest or any of their respective subsidiaries in a capital raising transaction);

•	the net proceeds from certain asset sales by AirTran and its subsidiaries (including Midwest and its subsidiaries) not reinvested or committed to be reinvested within 180 days thereafter; and

•	50 percent of “excess cash flow” as to be determined on a consolidated basis in the proposed credit facility.

AirTran will also be required to prepay 100 percent of the outstanding principal amount of the proposed credit facility following the occurrence of a change of control of AirTran.

Prepayment Premium. If the credit facility is prepaid, in whole or in part, mandatorily from the proceeds of any subsequently raised secured indebtedness or optionally from the proceeds of any subsequently raised indebtedness, AirTran will be required to pay a prepayment premium equal to:

•

2 percent of the amount of the loan prepaid on or prior to the 1st anniversary of the initial closing date of any loan under the proposed credit facility, referred to in this prospectus and offer to exchange as the “Loan Closing Date”;

•	1 percent of the amount of the loan prepaid on or prior to the 2nd anniversary of the Loan Closing Date;

•	0 percent of the amount of the loan prepaid after the 2nd anniversary of the Loan Closing Date.

Warranties, Covenant and Events of Defaults. The proposed credit facility will contain customary affirmative and negative warranties and covenants and events of default customarily found in loan documentation for similar secured financings to include minimum EBITDA and maximum total leverage, maximum capital expenditures, minimum liquidity and minimum fixed charge coverage and interest rate and hedging arrangements as appropriate. The levels for each financial covenant would be based upon a discount of AirTran’s projected operating performance in accordance with a budget mutually acceptable to AirTran and the Credit Arrangers.

Default. The proposed credit facility will contain events of default customary for the type of transactions proposed and others to be reasonably specified relating to AirTran and its subsidiaries, including, but not limited to, nonpayment of principal, interest or other amounts; violation of covenants; incorrectness of representations and warranties in any material respect; cross default and cross acceleration; certain bankruptcy-related events;

material judgments; ERISA events; actual or asserted invalidity of guarantees; material misrepresentations in the credit facility definitive documents; or material breach under any agreement with Morgan Stanley, Credit Suisse or any of their respective affiliates in connection with any aspect of the transactions contemplated by the offer.

Guarantees. Each direct or indirect subsidiary (with specified exceptions), of AirTran including Midwest and its subsidiaries, will guarantee the proposed credit facility

Conditions to Borrowing

The Credit Arrangers’ commitments and agreements under the commitment are subject to, among others, the following conditions:

(a) compliance of AirTran and its subsidiaries with the terms of the commitment;

(b) the negotiation, execution and delivery by AirTran and its subsidiaries of definitive documentation for the proposed credit facility reasonably satisfactory to the Credit Arrangers, lenders and AirTran based upon the terms and conditions contained in the commitment; and

(c) completion of confirmatory due diligence and no material adverse change having occurred in the capital markets or to AirTran.

Although no definitive plan or arrangement for repayment of borrowings under the proposed credit facility has been made, AirTran expects to repay any borrowings with cash flow from operations and funds from other sources, which may include cash on hand of Midwest, the proceeds of future bank refinancings, and the public or private sale of equity or debt securities by AirTran and any proceeds from asset dispositions.

Fees and Expenses

AirTran has retained Morgan Stanley and Credit Suisse to act as financial advisors and dealer managers in connection with the offer. The dealer managers may contact beneficial owners of shares of Midwest common stock regarding the offer and may request brokers, dealers and other nominees to forward this prospectus and related materials to beneficial owners of Midwest common stock. AirTran has agreed to pay the dealer managers a fee for their services as financial advisors and dealer managers in connection with the offer. In addition, AirTran will reimburse the dealer managers for their reasonable out-of-pocket expenses, including the reasonable expenses and disbursements of their legal counsel. AirTran has also agreed to indemnify the dealer managers and their respective affiliates against certain liabilities in connection with their services, including liabilities under the federal securities laws.

In the ordinary course of their respective businesses, the dealer managers and their respective affiliates may hold positions, for their own accounts or for the accounts of their respective customers, in the securities of AirTran and Midwest. The dealer managers or their affiliates have provided and may in the future continue to provide investment banking and other financial services, including the provision of credit facilities, for AirTran and Midwest in the ordinary course of business. In particular, in connection with the cash portion of the consideration payable pursuant to the offer, certain affiliates of the dealer managers, Morgan Stanley and Credit Suisse, have provided the commitments to provide bank financing of up to $225 million under a proposed credit facility as described under the section captioned “The Offer—Source and Amount of Funds.” AirTran has agreed to pay Morgan Stanley and Credit Suisse or their affiliates certain fees for such services.

AirTran has retained Innisfree M&A Incorporated as information agent in connection with the offer. The information agent may contact holders of Midwest common stock by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee shareholders to forward material relating to the offer to beneficial owners of Midwest common stock. AirTran will pay the information agent reasonable and customary compensation for these services in addition to reimbursing the information agent for its reasonable out-of-pocket expenses. AirTran agreed to indemnify the information agent against certain liabilities and expenses in connection with the offer, including certain liabilities under the U.S. federal securities laws.

In addition, AirTran has retained The Bank of New York as the exchange agent. AirTran will pay the exchange agent reasonable and customary compensation for its services in connection with the offer, will reimburse the exchange agent for its reasonable out-of-pocket expenses and will indemnify the exchange agent against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, AirTran will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the offer. AirTran will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

Accounting Treatment

The acquisition of shares of common stock of Midwest acquired in AirTran’s offer will be accounted for under the purchase method of accounting under GAAP, which means that Midwest’s results of operations will be included with AirTran’s from the closing date and Midwest’s consolidated assets and liabilities will be recorded at their estimated fair values at the same time (except for the minority interest, if any, in the assets and liabilities which will remain at historical cost) with the excess, if any, allocated to specific identifiable intangibles acquired or goodwill.

Stock Exchange Listing

Shares of AirTran common stock are listed on the NYSE. AirTran intends to make applications to list the shares of AirTran common stock that AirTran will issue in the offer and second-step merger.

MARKET PRICE AND DIVIDEND MATTERS

Market Price History

AirTran common stock is listed and traded on the New York Stock Exchange under the symbol “AAI,” Midwest common stock is listed and traded on the American Stock Exchange under the symbol “MEH.” The following table sets forth, for the periods indicated, as reported by the New York Stock Exchange and American Stock Exchange, the per share high and low sales prices of each company’s security.

	AIRTRAN COMMON STOCK SALES PRICE		MIDWEST COMMON STOCK SALES PRICE
	High	Low	High		Low
	$	$	$		$
2004
First Quarter	14.25	10.42	4.57		3.80
Second Quarter	15.56	11.11	4.90		3.60
Third Quarter	14.24	9.37	4.35		2.70
Fourth Quarter	13.15	9.40	3.70		2.82
2005
First Quarter	11.02	7.40	3.01		2.35
Second Quarter	10.65	7.85	2.58		1.51
Third Quarter	12.70	8.72	3.11		2.08
Fourth Quarter	16.70	12.63	5.82		1.89
2006
First Quarter	18.85	13.51	7.35		4.12
Second Quarter	18.20	11.54	6.85		4.00
Third Quarter	15.10	9.06	8.18		4.52
Fourth Quarter	13.77	9.51	12.15	*	7.67
2007
First Quarter	13.09	9.69	14.15		10.99
Second Quarter (through May 9, 2007)	12.10	10.18	14.75	**	11.50

*	The highest price was achieved after AirTran’s announcement of its desire to acquire Midwest. Prior to such announcement, the highest price per share of Midwest common stock in the fourth quarter of 2006 was $9.76.
**	The highest price was achieved after AirTran’s announcement of an increase in its offer to $15.00 in value as of the date of such announcements.

On December 12, 2006, the last full trading day prior to AirTran’s announcement of its desire to acquire Midwest, the per share closing price of Midwest common stock was $9.08.

On January 8, 2007, which was three trading days prior to AirTran’s announcement of this offer, and on April 9, 2007, the most recent practicable date prior to the mailing of the prospectus as an exhibit to AirTran’s proxy statement with respect to its three nominees to the Midwest board, the per share closing price of Midwest common stock was $11.45 and $14.40 per share, respectively.

AirTran encourages you to obtain current market quotations for shares of AirTran common stock and Midwest common stock.

Historically, AirTran has not declared cash dividends on its common stock. In addition, AirTran’s debt indentures restrict its ability to pay cash dividends. AirTran intends to retain earnings to finance the development and growth of its business. Accordingly, AirTran does not anticipate that any cash dividends will be declared on its common stock for the foreseeable future. Future payments of cash dividends, if any, will depend on its financial condition, results of operations, business conditions, capital requirements, restrictions contained in the agreements, future prospects and other factors deemed relevant by the AirTran board of directors.

According to Midwest’s preliminary proxy statement, filed with the SEC on May 1, 2007, Midwest has not paid a dividend on its common stock since its initial public offering and has no intention to pay any dividends on such stock in the foreseeable future. Loan covenants contained in Midwest’s credit facility limit its ability to pay dividends on Midwest common stock.

AVERAGE TRADING VOLUME

(IN THOUSANDS)

	AIRTRAN COMMON STOCK	MIDWEST COMMON STOCK
2004
First Quarter	1,781.2	97.3
Second Quarter	1,546.6	74.1
Third Quarter	1,371.1	40.6
Fourth Quarter	1,246.8	53.4
2005
First Quarter	1,563.5	40.4
Second Quarter	1,273.1	88.9
Third Quarter	1,319.1	63.2
Fourth Quarter	1,891.4	138.9
2006
First Quarter	1,551.6	125.4
Second Quarter	1,858.6	105.4
Third Quarter	1,676.9	199.5
Fourth Quarter	2,406.9	371.5
2007
First Quarter	2,215.6	381.3
Second Quarter (through May 9, 2007)	2,224.7	212.8

AirTran intends to make applications to list on the New York Stock Exchange the shares of common stock that AirTran will issue and exchange pursuant to the offer and the second-step merger.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following sets forth pro forma condensed combined financial information derived from (i) the audited consolidated financial statements of AirTran for the fiscal year ended December 31, 2006 and the unaudited interim consolidated financial statements of AirTran for the three-month period ended March 31, 2007, and (ii) the audited consolidated financial statements of Midwest for the fiscal year ended December 31, 2006 and the unaudited interim consolidated financial statements of Midwest for the three-month period ended March 31, 2007, each of which are incorporated by reference into this prospectus and offer to exchange. The unaudited pro forma condensed combined statements of operations assume that the pro forma events occurred as of January 1, 2006. The unaudited pro forma condensed combined balance sheet assumes that the pro forma events occurred on March 31, 2007.

The pro forma events include the acquisition of all of the outstanding Midwest Shares whether by means of the offer to exchange or a related subsequent transaction. The acquisition of Midwest will be accounted for as a purchase under U.S. GAAP. Cost will be determined on the basis of cash paid plus the fair value of AirTran common shares exchanged and stock options assumed. For the purpose of determining cost for the pro forma information below, AirTran has used the closing price of AirTran common stock on the New York Stock Exchange on May 7, 2007 of $11.55.

The cost of an acquired entity in a purchase business combination is allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition under U.S. GAAP. The following pro forma financial information allocates the entire excess of purchase price over the carrying value of Midwest’s net assets to goodwill because AirTran does not have information related to Midwest’s business necessary to complete a purchase price allocation in accordance with U.S. GAAP. Actual amounts, determined on the basis of more detailed information, will differ from the amounts reflected below. Such actual amounts may include, but not be limited to: adjustments to reflect the fair value of Midwest’s existing assets and liabilities; recognition of deferred tax assets and liabilities for the tax effects of differences between the fair value and tax bases of such assets acquired and liabilities assumed; adjustments and reclassifications to reflect the anticipated sale or other disposal of certain aircraft currently owned or leased by Midwest; and revaluation of Midwest’s accrued pension and other postretirement benefits. To the extent that the purchase price is allocated to assets other than goodwill, such assets may be amortizable and the combined entity may incur depreciation and amortization expense in addition to the amounts set forth herein. The impact of the outstanding Midwest stock options was not included in the purchase price calculation because AirTran does not have sufficient information to quantify the impact. Additionally, the Midwest stock options may impact post acquisition compensation expense by an undetermined amount. Midwest has not been involved in the preparation of the pro forma condensed combined financial information nor has it verified any of the information or assumptions used in preparing the pro forma condensed combined financial information. See the section captioned “ Note on Midwest Information “ for further details.

The costs and related synergistic effect of integrating AirTran and Midwest’s businesses are not reflected in the pro forma financial information below. The timing and cost of actions associated with integration are as yet uncertain. Such costs are expected to include: costs related to disposal of certain aircraft currently owned or leased by Midwest, costs related to executive severance payments and costs to reconfigure aircraft interiors, as well as other costs.

The following pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of (i) results of operations and financial position that would have been achieved had the consummation of the offer taken place on the dates indicated or (ii) the future operations of the combined company. The following information is only for the limited purpose of presenting what the results of operations and financial position of the combined businesses of AirTran and Midwest might have looked like had the acquisition taken place at an earlier date and should not be relied on for any other purpose. You can find more information about the offer under the section captioned “The Offer—Overview.”

The following pro forma financial information should be read in conjunction with:

•	the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Statements;

•	financial statements of AirTran for the year ended December 31, 2006 and for the three-month period ended March 31, 2007 and the notes relating thereto, incorporated herein by reference; and

•	financial statements of Midwest for the year ended December 31, 2006 and for the three-month period ended March 31, 2007, and the notes relating thereto, incorporated herein by reference.

AIRTRAN HOLDINGS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

(amounts in thousands, except per share amounts)

			AirTran and Midwest
	AirTran	Midwest	Pro Forma Adjustments		Pro Forma Combined
Operating revenues:
Passenger	$1,816,179	$588,242	$—		$2,404,421
Other	73,315	66,815	—		140,130
Cargo	3,861	9,444	—		13,305

	1,893,355	664,501	—		2,557,856
Operating expenses:
Aircraft fuel	675,336	232,013	—		907,349
Salaries, wages and benefits	390,348	160,060	—		550,408
Aircraft rent	230,699	64,215	—		294,914
Maintenance, materials and repairs	149,448	51,451	—		200,899
Depreciation and amortization	30,078	15,178	—		45,256
Other operating	375,313	140,992	—		516,305

	1,851,222	663,909	—		2,515,131

Operating income	42,133	592	—		42,725
Interest income	(21,714)	(7,701)	—		(29,415)
Interest expense	37,918	3,284	18,857	(a)	60,059

Other (income) expense	16,204	(4,417)	18,857		30,644

Income before income taxes	25,929	5,009	(18,857)		12,081
Income tax expense (benefit)	10,415	(403)	(6,996	)(b)	3,016

Net income	$15,514	$5,412	$(11,861)		$9,065

Earnings per common share:
Basic	$0.17				$0.09

Diluted	$0.17				$0.08

Weighted-average shares outstanding:
Basic	90,504		14,714	(c)	105,218
Diluted	92,436		14,714	(c)	107,150

The accompanying notes are an integral part of this

unaudited pro forma condensed combined statement of operations.

AIRTRAN HOLDINGS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2007

(amounts in thousands, except per share amounts)

			AirTran and Midwest
	AirTran	Midwest	Pro Forma Adjustments		Pro Forma Combined
Operating revenues:
Passenger	$479,013	$144,802	$—		$623,815
Other	24,613	17,858	—		42,471
Cargo	899	3,116	—		4,015

	504,525	165,776	—		670,301
Operating expenses:
Aircraft fuel	166,080	58,532	—		224,612
Adjustment to fair value of fixed fuel contracts	—	(19,906)	—		(19,906)
Salaries, wages and benefits	107,717	45,001			152,718
Aircraft rent	60,893	13,853	—		74,746
Maintenance, materials and repairs	33,534	15,189	—		48,723
Depreciation and amortization	10,241	3,754	—		13,995
Other operating	112,662	42,665	—		155,327

	491,127	159,088	—		650,215

Operating income	13,398	6,688	—		20,086
Interest income	(4,977)	(2,237)	—		(7,214)
Interest expense	14,178	929	5,004	(a)	20,111

Other (income) expense	9,201	(1,308)	5,004		12,897

Income before income taxes	4,197	7,996	(5,004)		7,189
Income tax expense (benefit)	1,750	—	(1,856	)(b)	(106)

Net income	$2,447	$7,996	$(3,148)		$7,295

Earnings per common share:
Basic	$0.03				$0.07

Diluted	$0.03				$0.07

Weighted-average shares outstanding:
Basic	91,338		14,714	(c)	106,052
Diluted	92,881		14,714	(c)	107,595

The accompanying notes are an integral part of this

unaudited pro forma condensed combined statement of operations.

AIRTRAN HOLDINGS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

At March 31, 2007

(in thousands)

			AirTran and Midwest
	AirTran	Midwest	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current Assets:
Cash and cash equivalents	$178,028	$110,226	$(17,575	)(d)	$270,679
Restricted cash	28,139	61,035	—		89,174
Short-term investments	169,025	—	—		169,025
Receivables, net	51,888	9,295	—		61,183
Fair value of fixed fuel contracts	—	19,906			19,906
Fuel derivative contracts	13,293	—			13,293
Spare parts, materials and supplies	29,602	7,793	—		37,395
Prepaid expenses and other current assets	19,459	12,624	—		32,083
Deferred income taxes	6,856	4,634	—		11,490

Total current assets	496,290	225,513	(17,575)		704,228
Property and equipment, net	1,074,999	153,644	—		1,228,643
Purchase deposits and pre-delivery progress payments	112,576	—	—		112,576
Goodwill	8,350	—	347,485	(e)	355,835
Other assets, net	170,564	20,344	6,500	(f)	197,408

	$1,862,779	$399,501	$336,410		$2,598,690

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$45,420	$13,696	$—		$59,116
Accrued liabilities	134,488	44,251	26,431	(g)	205,170
Air traffic liability	242,315	102,875	—		345,190
Unearned revenue	—	26,431	(26,431	)(g)	—
Current portion of capital lease obligations	893	—	—		893
Current portion of long-term debt	88,844	1,523	2,250	(h)	92,617

Total current liabilities	511,960	188,776	2,250		702,986
Long-term capital lease obligations	12,745	—	—		12,745
Long-term debt	837,606	20,318	222,750	(h)	1,080,674
Accrued pension and other postretirement benefits	—	33,609	(33,609	)(g)	—
Other long-term liabilities and deferred credits	104,021	98,759	33,609	(g)	236,389

Total liabilities	1,466,332	341,462	225,000		2,032,794
Commitments and contingencies
Stockholders’ Equity:
Preferred stock	—	—	—		—
Common stock	91	256	(241	)(i)	106
Additional paid-in capital	390,878	64,707	104,727	(j)	560,312
Accumulated earnings (deficit)	1,395	1,037	(1,037	)(k)	1,395
Accumulated other comprehensive income (loss)	4,083	(7,961)	7,961	(k)	4,083

Total stockholders’ equity	396,447	58,039	111,410		565,896

	$1,862,779	$399,501	$336,410		$2,598,690

The accompanying notes are an integral part of this

unaudited pro forma condensed combined balance sheet.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

(dollar amounts in thousands except per share amounts)

(a) Reflects interest expense and the amortization of the deferred financing costs on the proposed borrowings used to acquire the outstanding stock of Midwest, as discussed in note (h) less the amount of pro forma interest savings from the conversion of Midwest’s 6.75% senior secured convertible notes, due in October 2008.

The adjustments to interest expense are presented as if the borrowings or conversion of borrowings occurred on January 1, 2006. The amortization of deferred financing costs is presented as if the financing costs were incurred on January 1, 2006 and amortized over the term of the agreement. The summary of interest expense and amortization of the deferred financing costs is as follows:

	Three months ended March 31, 2007	Year ended December 31, 2006
Interest expense	$4,781	$19,125
Amortization of deferred financing costs	325	1,300
Interest expense savings from conversion of debt	(102)	(1,568)

Pro forma adjustment to interest expense	$5,004	$18,857

(b) Reflects the income tax benefit associated with the adjustments described in footnote (a) at AirTran’s marginal tax rate of 37.1%.

(c) Reflects the issuance of 14,714,202 shares of AirTran common stock based on an assumed price of $11.55 per share, which was the closing price of AirTran common stock on the NYSE on May 7, 2007, in exchange for (i) 24,849,497 shares of Midwest common stock, including 395,768 shares of restricted Midwest common stock; and (ii) 381,102 shares of Midwest common stock issued upon the assumed cashless exercise of all of 544,395 warrants to purchase Midwest common stock at an exercise price of $4.72 based on 237,882 warrants exercised in the three months ended March 31, 2007. Does not reflect any shares issued in exchange for Midwest common stock issuable upon exercise of 2,678,174 outstanding Midwest stock options. The Midwest common stock which will be issued upon the exercise of the outstanding Midwest stock options will have an impact on the number of AirTran common shares outstanding, the purchase price and the purchase price allocation. However, AirTran does not have sufficient information to include such impacts in the pro forma condensed combined financial statements.

(d) Reflects AirTran’s use of cash and cash equivalents of approximately $17,575 in the transaction as reflected in the following sources and uses of funds:

Sources:
Borrowings under the proposed credit facility	$225,000
Cash and cash equivalents	17,575

$242,575

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS—(Continued)

(dollar amounts in thousands except per share amounts)

Uses:
Cash to be paid in exchange for 24,849,497 shares of Midwest common stock including 395,768 shares of restricted Midwest stock	$223,645
Cash to be paid for shares issued upon exercise of outstanding Midwest stock options	[	]
Cash to be paid for 381,102 shares issued upon the assumed cashless exercise of 544,395 outstanding Midwest stock warrants	3,430
Estimated direct acquisition cost of the transaction	8,500
Fees and costs associated with the proposed AirTran credit facility	6,500
Fees and costs associated with the issuance of AirTran common stock	500

	$242,575

(e) Reflects the allocation of the excess of the purchase price paid for the Midwest net assets acquired to goodwill. The unaudited pro forma condensed combined balance sheet assumes a 100% tender of Midwest shares. However, the transaction could be consummated with less than a 100% tender of Midwest Shares in combination with a subsequent related transaction in which any remaining Midwest Shares are purchased by AirTran.

The total purchase price was determined and allocated as follows:

Cash to be paid in exchange for (i) 24,849,497 shares of Midwest common stock, including 395,768 shares of restricted Midwest common stock, and (ii) 381,102 shares of Midwest common stock issued upon the assumed cashless exercise of 544,395 warrants to purchase Midwest common stock at an exercise price of $4.72	$227,075
Fair value of AirTran common shares to be included in the consideration for (i) 24,849,497 shares of Midwest common stock, including 395,768 shares of restricted Midwest common stock, and (ii) 381,102 shares of Midwest common stock issued upon the assumed cashless exercise of 544,395 warrants to purchase Midwest common stock at an exercise price of $4.72, at an assumed price of $11.55 per share	169,949
Cash to be paid for shares issued in exchange for Midwest outstanding stock options	[	]
Fair value of common stock issued for shares issued in exchange for Midwest outstanding stock options	[	]
Estimated direct acquisition costs of the transaction	8,500

Total purchase price	$405,524

Purchase price allocated to:
Net assets of Midwest at March 31, 2007	$58,039
Allocation of the excess purchase price to goodwill	347,485

	$405,524

The preceding pro forma financial information allocates the entire excess of purchase price over the carrying value of Midwest’s net assets to goodwill as management does not have information related to Midwest’s business necessary to complete a purchase price allocation in accordance with U.S. GAAP. Actual amounts, determined on the basis of more detailed information, will differ from the amounts reflected herein.

(f) Reflects the capitalization of an estimated $6,500 in financing costs that will be amortized over the life of the borrowings.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS—(Continued)

(dollar amounts in thousands except per share amounts)

(g) Reflects the reclassifications of (i) Midwest unearned revenue to accrued liabilities and (ii) Midwest long-term pension and other post-retirement benefits to other long-term liabilities and deferred credits to conform to AirTran’s accounting presentations.

(h) Reflects the estimated borrowings necessary to acquire the outstanding shares of Midwest in the form of $225,000 in senior secured financing under a proposed credit facility. This term loan facility would bear interest equal to either, at the option of the Borrower, the Base Rate plus an Applicable Margin or the Eurodollar Rate plus an applicable margin. For purposes of calculating the pro forma interest expense, 8.50% was used as the assumed interest rate. The borrowing was assumed to be payable in equal quarterly installments, aggregating 1% of the original principal balance in each of years one through four and the remainder of the principal balance paid at the end of year five.

The pro forma adjustment is calculated is as follows:

December 31, 2006
Total borrowings under the proposed credit facility	$225,000
Current portion of long-term debt	(2,250)

Pro forma adjustment to long-term debt	$222,750

(i) Reflects the elimination of the Midwest common stock of $256 offset by the issuance of 14,714,202 shares of AirTran common stock with a par value of $0.001 per share.

(j) Reflects the issuance of 14,714,202 shares of AirTran common stock at an estimated value of $169,949, based upon an assumed price of $11.55 per share, which was the closing price of AirTran common stock on the NYSE on May 7, 2007, offset by the par value of common stock issued of $15 as well as the estimated direct costs to issue AirTran common stock of $500 and the elimination of the Midwest additional paid-in capital of $64,707. Does not include any shares issued in exchange for Midwest options.

(k) Reflects the elimination of Midwest’s accumulated earnings of $1,037 and accumulated other comprehensive loss of $7,961.

DESCRIPTION OF AIRTRAN CAPITAL STOCK

General

The following description of AirTran’s capital stock is qualified in its entirety by reference to its articles of incorporation and bylaws and to any certificate of designations that it files with the Securities and Exchange Commission. AirTran has filed a copy of its articles of incorporation as an exhibit to the registration statement of which this prospectus is part.

AirTran’s authorized capital stock consists of

•	1,000,000,000 shares of common stock, par value $0.001 per share, and

•	5,000,000 shares of preferred stock, par value $0.01 per share.

As of May 8, 2007, approximately 91,513,288 shares of AirTran common stock and no shares of AirTran’s preferred stock were issued and outstanding.

Common Stock

Voting Rights

The holders of AirTran’s common stock are entitled to one vote per share on all matters to be voted on by shareholders. Holders of shares of AirTran common stock are not entitled to cumulate their votes in the election of directors.

Generally, all matters to be voted on by AirTran shareholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes cast, subject to state law and any voting rights granted to any of the holders of AirTran preferred stock.

Dividends

Holders of AirTran common stock will share in an equal amount per share in any dividend declared by the AirTran board of directors, subject to any preferential rights of any outstanding AirTran preferred stock.

Other Rights

On the liquidation, dissolution or winding up, after payment in full of any amounts AirTran must pay to any creditors and any holders of its preferred stock, all of its common shareholders are entitled to share ratably in any assets available for distribution to our common shareholders.

No shares of AirTran common stock are subject to redemption or have preemptive rights to purchase additional shares of AirTran common stock.

Preferred Stock

As of the date of this prospectus and offer to exchange, no shares of AirTran preferred stock are outstanding. AirTran’s board of directors may authorize the issuance of preferred stock in one or more series and may determine, with respect to any series, the designations, powers, preferences and rights of that series, and the qualifications, limitations and restrictions of that series, including:

•	the designation of the series;

•	the number of shares of the series, which number may thereafter be increased or decreased by our board of directors (but not below the number of shares of that series then outstanding);

•	whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series;

•	the conditions under which and the dates upon which dividends will be payable, and the relation which those dividends will bear to the dividends payable on any other class or classes of stock;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on and the preferences of shares of the series, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of AirTran;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of that other class or series or that other security, the conversion price or prices or rate or rates, any adjustments to that price or those prices or that rate or those rates, the date or dates as of which those shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of shares of that series.

AirTran believes that the ability of its board of directors to issue one or more series of preferred stock will provide it with flexibility in structuring possible future financings and in meeting other corporate needs that might arise. AirTran’s authorized shares of preferred stock will be available for issuance without further action by its shareholders, unless that action is required by applicable law or the rules of any stock exchange or automated quotation system on which its securities may be listed or traded. The New York Stock Exchange currently requires shareholder approval as a prerequisite to listing shares in several instances, including the sale or issuance of common stock or securities convertible into, or exercisable for, common stock equal to or in excess of 20 percent or more of the outstanding stock determined before the proposed issuance.

Although AirTran’s board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of that series, impede the completion of a merger, tender offer or other takeover attempt. AirTran’s board of directors may decide to issue those shares based on its judgment as to the best interests of the company and the shareholders. AirTran’s board of directors, in so acting, could issue preferred stock having terms that could discourage a potential acquiror from making an unsolicited and unwanted acquisition attempt through which that acquiror may be able to change the composition of its board of directors, including a tender offer or other transaction that some, or a majority, of AirTran’s shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then current market price of that stock.

Nevada Business Combination Statute

AirTran is subject to Section 78.438 of the Nevada Revised Statutes which restricts certain business combinations between it and an “interested shareholder” or such person’s affiliates or associates for three years after the shareholder becomes an “interested shareholder.” An “interested shareholder” is, in general, a shareholder that beneficially owns, directly or indirectly, 10 percent or more of the voting power of a corporation’s outstanding stock. The restrictions do not apply if AirTran’s board of directors approved the transaction that caused an interested shareholder to become an interested shareholder. Although AirTran’s board of directors may elect to exclude our company from the restrictions imposed by Section 78.438 of the Nevada Revised Statutes, the company’s articles of incorporation do not currently exclude it from those restrictions. The impact of being subject to this provision could discourage an unfriendly or unsolicited takeover attempt.

Certain Provisions of AirTran’s Articles of Incorporation and Bylaw Provisions

The summary set forth below describes certain provisions of AirTran’s articles of incorporation and bylaws. The summary is qualified in its entirety by reference to the provisions of its articles of incorporation and bylaws, copies of which we have filed as exhibits to the registration statement of which this prospectus forms a part.

Some of the provisions of AirTran’s articles of incorporation and bylaws discussed below may have the effect, either alone or in combination with the provisions of Section 78.438 discussed above, of making more difficult or discouraging a tender offer, proxy contest or other takeover attempt that is opposed by AirTran’s board of directors but that a shareholder might consider to be in its best interest.

Shareholder Action by Written Consent; Special Meetings

Under the Nevada Revised Statutes and AirTran’s articles of incorporation, any action required or permitted to be taken at a meeting of AirTran shareholders may be taken without a meeting if a written consent is signed by shareholders holding at least a majority or other proportion of the voting power necessary to authorize or take the action.

AirTran’s bylaws provide that special meetings of shareholders may be called at any time by either a majority of our board of directors or by shareholders holding not less than 25 percent of the voting power. Business transacted at all special meetings must be confined to the objects stated in the calling of the meeting. A written request to AirTran’s President or Secretary will cause either of them to give notice to AirTran shareholders entitled to vote at the special meeting within 30 days after delivery of the request. The request may fix the time of meeting and contents of the notice. The notice must specify the place, day, hour and purpose for calling the meeting and must be sent to shareholders not less than 10 days nor more than 60 days before the meeting, except where the meeting is for the purpose of approving a merger or consolidation agreement, in which case notice must be given not less than 20 days prior to the meeting.

Amendments

The Nevada Revised Statutes require that any amendment to the provisions of our articles of incorporation must be approved by the holders of at least a majority of the outstanding common stock. AirTran’s bylaws provide that its board of directors may amend AirTran’s bylaws.

Stock Exchange Listing

AirTran’s common stock trades on the New York Stock Exchange under the symbol “AAI.” AirTran will list any shares of its common stock sold under this prospectus and offer to exchange on the New York Stock Exchange.

Transfer Agent and Registrar

The transfer agent and registrar for AirTran’s common stock is American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York 11219.

COMPARISON OF SHAREHOLDERS’ RIGHTS

Holders of shares of Midwest common stock will receive shares of AirTran common stock as part of the consideration in AirTran’s offer. Midwest is organized under the laws of the State of Wisconsin and AirTran is organized under the laws of the State of Nevada. The following is a summary of the material differences between (a) the current rights of Midwest shareholders under Wisconsin law and Midwest’s articles of incorporation and bylaws and (b) the current rights of AirTran shareholders under Nevada law and AirTran’s articles of incorporation and bylaws.

The following summary is not a complete statement of the rights of shareholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to Wisconsin law, Nevada law and Midwest’s and AirTran’s constituent documents, which you are urged to read. Copies of the companies’ constituent documents have been filed with the SEC. To find out where you can get copies of these documents, see the section entitled “Where You Can Find More Information.”

	AirTran	Midwest
Authorized Capital Stock	The authorized capital stock of AirTran currently consists of (i) 1,000,000,000 shares of common stock, par value $0.001 per share and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share. The board has the authority to designate the preferences, special rights, limitations or restrictions of the shares of preferred stock without further shareholder approval.	The authorized capital stock of Midwest currently consists of (i) 50,000,000 shares of common stock, par value $0.01 per share and (ii) 5,000,000 shares of Preferred Stock, of which 250,000 shares have been designated as Series A Junior Participating Preferred Stock. The board has the authority to designate the preferences, special rights, limitations or restrictions of the remaining shares of Preferred Stock without further shareholder approval.

Dividend Policy	AirTran has no legal or contractual obligation to pay dividends. AirTran has never paid a dividend on common stock.	Midwest has no legal or contractual obligation to pay dividends. According to Midwest’s preliminary proxy materials filed with the SEC on May 1, 2007, Midwest has never paid a dividend on its common stock.

Voting, Generally	• One vote per share of common stock.	• One vote per share of common stock. • One hundred votes for each share of Series A Junior Participating Preferred Stock.

Number of Directors and Size of Board	AirTran’s certificate of incorporation allows between three and twelve directors to serve on its board of directors and authorizes the board of directors to set the number of directors within the parameters set by the certificate of incorporation. AirTran’s board of directors has set the current number of directors at ten.	Midwest’s articles of incorporation provide for the number of members of its board of directors to be not less than six nor more than fifteen and authorizes the board of directors to set the number of directors within these parameters. Midwest’s board currently consists of nine directors.

	AirTran	Midwest
Term of Directors	Each director serves for three years. The directors are divided into three classes, and the terms of approximately one-third of the directors expire each year.	Midwest’s articles of incorporation provide for staggered terms, and directors are elected to three-year terms expiring at every third annual shareholders’ meeting following election.

Removal of Directors

Under Nevada law, any director or one or more of the incumbent directors may be removed from office by the vote of share-

holders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote. The members of the board of directors may ask a director to resign if he has been found mentally unsound or has been convicted of a felony.

Under Midwest’s articles of incorporation, (i) any director, or the entire board of directors, may be removed from office at any time prior to the expiration of his or their term of office, but only for cause and only by the affirmative vote of the holders of record of outstanding shares representing at least 80 percent of the voting power of all of the shares of capital stock of the corporation then entitled to vote generally in the election of directors, voting together as a single class, and (ii) any director may be removed from office by the affirmative vote of a majority of the entire board of directors, at any time prior to the expiration of his term of office, but only for cause.

Vacancies on the Board	If a vacancy occurs on the board of directors, including a vacancy resulting from an increase in the number of directors, the board of directors may fill the vacancy. If the directors remaining in office do not constitute a quorum of the Board, the directors may fill the vacancy by affirmative vote of a majority of all the directors remaining in office. Such appointment by the shareholders or directors shall continue until the expiration of the term of the director whose place has become vacant.	Under Midwest’s articles of incorporation, any vacancies in the board of directors for any reason and any newly created directorships resulting by reason of any increase in the number of directors may, if occurring prior to the expiration of the term of office of the class in which such vacancy or increase occurs, be filled only by the board of directors, acting by the affirmative vote of a majority of the remaining directors then in office, although less than a quorum, and any directors so elected shall hold office until the next election of the class for which such directors have been elected and until their successors are elected and qualified.

Board Quorum and Vote Requirements	At meetings of the board of directors, a majority of the directors shall constitute a quorum for the transaction of business. Only when a quorum is present may the board of directors continue to do business at any such meeting. If a quorum is present, the acts of a majority of directors in attendance shall be the acts of the board.	The presence of one third of the number of directors then prescribed by the board of directors (or, if a number has not been prescribed, a majority of directors then in office) constitutes a quorum at all Midwest board meetings. The affirmative vote of a majority of the directors present at a meeting at which a quorum is present constitutes the act of the board.

	AirTran	Midwest
Annual Shareholders Meetings	The annual meeting of AirTran’s shareholders is held on such date, at such time and at such place as may be designated by the board of directors.	Midwest’s bylaws specify that the annual meeting of Midwest’s shareholders is held on the fourth Wednesday in April of each year or on such other day as determined by the board. Meetings of Midwest’s shareholders may be held within or outside of the State of Wisconsin.

Special Shareholders Meetings

Under AirTran’s Bylaws, special meetings of AirTran shareholders may be called by:

•     the board of directors;

•     the chief executive officer; or

•     the holders of votes constituting not less than 25 percent of AirTran voting power.

Under Wisconsin law and Midwest’s bylaws, special meetings of Midwest shareholders may be called by:

•     the chairman of the board;

•     the board of directors.

A special meeting must also be called upon the receipt of written demand by the holders of 10 percent of all votes entitled to be cast on any issue proposed to be considered at such special meeting.

Quorum for Shareholders Meetings	Except as otherwise expressly provided by law or by AirTran’s articles of incorporation or bylaws, the presence in person or representation by proxy of holders of record of AirTran shares that represent at least a majority of the combined voting power of the AirTran common stock constitutes a quorum for the transaction of business at that meeting.	Under Midwest’s bylaws, the presence at a meeting, in person or by proxy, of holders of shares representing a majority of votes entitled to be cast on a matter constitutes a quorum for action on that matter.

Advance Notice Procedures for a Shareholder Proposal

In general, a shareholder wishing to nominate a director or raise another proposal at an annual meeting of shareholders must notify AirTran in writing between 50 and 75 days prior to the first anniversary of the previous year’s annual meeting of shareholders.

This notice must contain specific information concerning the person to be nominated or the matters to be brought before the meeting as well as specific information concerning the shareholder submitting the proposal or making the nomination.

Under Midwest’s bylaws, a shareholder wishing to nominate a director or submit a proposal at an annual meeting must notify Midwest in writing between 45 and 70 days prior to the anniversary of the date of the proxy statement for the previous year’s annual meeting of shareholders.

This notice must contain specific information concerning the person to be nominated or the matters to be brought before the meeting as well as specific information concerning the shareholder submitting the proposal or making the nomination.

Shareholder Action by Written Consent	Under AirTran’s bylaws, any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if a written consent setting forth the action shall be signed by shareholders holding at least a majority of the voting power, unless a greater vote is required (i) under the corporation’s articles of incorporation, (ii) under any	Midwest’s articles of incorporation do not provide for action by written consent of shareholders. However, under Wisconsin law, Midwest’s shareholders may act by unanimous (but not less than unanimous) written consent of all shareholders entitled to vote on the action.

	AirTran	Midwest
certificate of rights, preferences and privileges filed in accordance with Nevada law, or (iii) under Nevada law, in which event, such greater proportion of written consent shall be required. Any such consent shall be filed with the Secretary of the corporation and shall have the same force and effect as a unanimous vote of the shareholders.

Amendment of Governing Documents	AirTran’s articles of incorporation may be amended only by a majority shareholder vote. AirTran’s bylaws may be amended by an affirmative vote of the board of directors.

Under its articles of incorporation, Midwest reserves the right to amend, alter, change or repeal any provision contained in the articles of incorporation in the manner prescribed by law, and all rights and powers conferred therein on shareholders, directors and officers are subject to this reserved power; provided that, notwithstanding the fact that a lesser percentage may be specified by the Wisconsin Business Corporation Law, unless an amendment has been approved by 75 percent of the current board of directors, the affirmative vote of the holders of record of outstanding shares representing at least 80 percent of the voting power of all of the shares of capital stock of Midwest then entitled to vote generally in the election of directors, voting together as a single class, are required to amend, alter, change or repeal, or adopt any provision or provisions inconsistent with its articles of incorporation. A majority of Midwest’s board of directors may amend its bylaws.

	There is no provision under Nevada law for shareholder action to amend a corporation’s articles of incorporation without action by the board of directors of the corporation.	There is no provision under Wisconsin law for shareholder action to amend a corporation’s articles of incorporation without action by the board of directors of the corporation.

Exculpation of Directors	AirTran’s bylaws provide that, to the fullest extent permitted by Nevada law, a director will not be personally liable to AirTran or its shareholders for monetary damages for breach of any fiduciary duty as a director.	Midwest’s articles of incorporation provide that, to the fullest extent permitted by Wisconsin law, no director will be personally liable to Midwest or its shareholders for monetary damages for conduct as a director.

	AirTran	Midwest
Indemnification of Directors, Officers and Employees

AirTran’s articles of incorporation provide that directors of AirTran will not be personally liable for monetary damages to the Company for certain breaches of their fiduciary duty as directors to the fullest extent allowable by Nevada law. Under current Nevada law, directors would remain liable for: (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, and (ii) approval of certain illegal dividends or redemptions. In appropriate circumstances, equitable remedies or nonmonetary relief, such as an injunction, will remain available to a shareholder seeking redress from any such violation. In addition, the provision applies only to claims against a director arising out of his role as a director and not in any other capacity (such as an officer or employee of AirTran).

AirTran also has the obligation, pursuant to AirTran’s bylaws, to indemnify any director or officer of AirTran for all expenses incurred by them in connection with any legal action brought or threatened against such person for or on account of any action or omission alleged to have been committed while acting in the course and scope of the person’s duties, if the person acted in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of AirTran, and with respect to criminal actions, had no reasonable cause to believe the person’s conduct was unlawful, provided that such indemnification is made pursuant to then existing provisions of Nevada law at the time of any such indemnification.

Midwest’s bylaws provide that it will indemnify, to the fullest extent permitted by law, its directors and officers in connection with proceedings to which they are made parties by reason of the fact that they are or were directors, officers, employees or agents of Midwest if the director or officer makes a written request to a committee selected by the board of directors and that committee determines that the officer or director acted in good faith.

Anti-Takeover Provisions:

Business Combination Act	Under Nevada Business Corporation Act Section 78.438, AirTran may not engage in any combination with any interested shareholder of the resident domestic corporation for 3 years after the date that the person first became an interested	Sections 180.1140 to 180.1144 of Wisconsin law prohibit certain “business combinations” between a “resident domestic corporation,” such as Midwest, and a person beneficially owning 10% or more of the voting power of the

	AirTran	Midwest

shareholder unless the combination or the transaction by which the person first became an interested shareholder is approved by the board of directors of the resident domestic corporation before the person first became an interested shareholder.

If a proposal in good faith regarding a combination is made in writing to the board of directors of AirTran, the board of directors shall respond, in writing, within 30 days or such shorter period, if any, as may be required by the Securities Exchange Act, setting forth its reasons for its decision regarding the proposal.

If a proposal in good faith to purchase shares is made in writing to the board of directors of AirTran, the board of directors, unless it responds affirmatively in writing within 30 days or such shorter period, if any, as may be required by the Securities Exchange Act, is considered to have disapproved the purchase.

outstanding voting stock of such corporation (an “interested shareholder”) within three years after the time such person became a 10 percent beneficial owner, unless the business combination or the acquisition of such stock has been approved before the stock acquisition date by the corporation’s board of directors. After such three-year period, a business combination with the interested shareholder may be consummated only with the approval of the holders of a majority of the voting stock not beneficially owned by the interested shareholder at a meeting called for that purpose, unless the business combination satisfies certain adequacy-of-price standards intended to provide a fair price for shares held by disinterested shareholders.

Control Share Acquisitions	Nevada does not have any law restricting control share acquisitions.

Under Section 180.1150(2) of Wisconsin law, the voting power of shares of a “resident domestic corporation,” such as Midwest, which are held by any person in excess of 20 percent of the voting power in the election of directors shall be limited (in voting on any matter) to 10 percent of the full voting power of such excess shares, unless otherwise provided in the articles of incorporation or otherwise specified by the board of directors, or unless full voting rights have been restored at a special meeting of the shareholders called for that purpose. This statute is a “scaled voting rights/control share acquisition” statute and is designed to protect corporations against uninvited takeover bids by reducing to one-tenth of their normal voting power all shares in excess of 20 percent owned by an acquiring person.

Fair Price Statute	Nevada law does not have a similar fair price statute. If a proposal in good faith to purchase shares is made in writing to the board of directors of AirTran, the board of directors, unless it responds affirmatively in writing within 30 days or	Sections 180.1130 to 180.1134 of Wisconsin law provide generally that in addition to the vote otherwise required by law or the articles of incorporation of a “resident domestic corporation,” such as Midwest, certain business combinations

	AirTran	Midwest
such shorter period, if any, as may be required by the Securities Exchange Act, is considered to have disapproved the purchase.

not meeting certain fair price standards specified in the statute must be approved by the affirmative vote of at least (i) 80 percent of the votes entitled to be cast by the outstanding voting shares of the corporation, and (ii) 66 2/3 percent of the votes entitled to be cast by the holders of voting shares other than voting shares beneficially owned by a “significant shareholder” or an affiliate or associate thereof who is a party to the transaction. The term “business combination” is defined to include, subject to certain exceptions, a merger or share exchange of the resident domestic corporation (or any subsidiary thereof) with, or the sale or other disposition of substantially all of the property and assets of the resident domestic corporation to, any significant shareholder or affiliate thereof. “Significant shareholder” is defined generally to mean a person that is the beneficial owner of 10 percent or more of the voting power of the outstanding voting shares of the resident domestic corporation. These statute sections also restrict the repurchase of shares and the sale of corporate assets by a resident domestic corporation in response to a takeover offer.

Consideration of Other Constituencies	AirTran’s articles of incorporation do not contain any provision specifically authorizing or requiring the AirTran board of directors to consider the interests of any constituencies of AirTran other than its shareholders in considering whether to approve or oppose any corporate action, including a merger or similar transaction.

Midwest’s articles of incorporation contain a provision specifically authorizing the Midwest board of directors to consider the interests of constituencies of Midwest other than its shareholders in considering whether to approve or oppose any corporate action, including a merger or similar transaction.

However, the Wisconsin Business Corporation Law specifically provides that, when discharging their duties to the corporation, the directors of a corporation may, in determining what they believe to be in the best interests of the corporation, give due consideration to the social, legal and economic effects on employees, customers and suppliers of the corporation and the communities in which the corporation and its subsidiaries operate.

WHERE YOU CAN FIND MORE INFORMATION

AirTran and Midwest file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that AirTran and Midwest file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. AirTran’s and Midwest’s public filings also are available to the public from commercial document retrieval services and at the Internet website maintained by the SEC at http://www.sec.gov.

AirTran has filed a registration statement on Form S-4 to register with the SEC the offering and sale of shares of AirTran common stock to be issued in the offer and the second-step merger. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information that you can find in the registration statement or the exhibits to the registration statement.

The SEC allows AirTran to incorporate information into this prospectus “by reference,” which means that AirTran can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that AirTran and Midwest have previously filed with the SEC. These documents contain important information about AirTran and Midwest and their financial condition.

AirTran Filings (File No. 001-15991):

AirTran Filings	Period
Annual Reports on Form 10-K	• Fiscal year ended December 31, 2006, filed on March 1, 2007

The description of AirTran common stock set forth in AirTran’s Registration Statement on Form 8-A, filed on August 1, 2001, including all amendments and reports filed for the purpose of updating such description.

Quarterly Reports on Form 10-Q	Quarter ended March 31, 2007 Filed on May 8, 2007

Current Reports on Form 8-K	None

Midwest Filings (File No. 001-13934):

Midwest Filings	Period

Annual Report on Form 10-K (except for the report of Midwest’s independent public accountants contained therein which is not incorporated herein by reference pursuant to exemptive relief granted to AirTran under Rule 437, promulgated under the Securities Act of 1933, as amended, by the SEC, because the consent of Midwest’s independent public accountants cannot be obtained)

• Fiscal year ended December 31, 2006, filed on March 2, 2007

The description of Midwest’s common stock set forth in Midwest’s Registration Statement on Form 8-A, filed on August 18, 2006, including all amendments and reports filed for the purpose of updating such description.

Current Reports on Form 8-K	None

AirTran and Galena hereby incorporate by reference additional documents that either AirTran or Midwest may file with the SEC between the date of this prospectus and the expiration date of the offer (or the date that the offer is earlier terminated). These include, but are not limited to, periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements. For the avoidance of doubt, information furnished pursuant to Item 2.02 or 7.01 of any current report on Form 8-K shall not be deemed incorporated herein or otherwise to form a part hereof and nothing in this prospectus and offer to exchange shall be deemed to incorporate information furnished but not filed with the SEC.

You may obtain any of these documents upon request to the information agent at its address set forth on the back cover of this prospectus or from the SEC at the SEC’s Internet website described above.

IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM AIRTRAN, PLEASE CONTACT THE INFORMATION AGENT NO LATER THAN JUNE 1, 2007 (FIVE BUSINESS DAYS BEFORE THE CURRENTLY SCHEDULED EXPIRATION DATE OF THE OFFER) TO RECEIVE THEM BEFORE THE EXPIRATION DATE OF AIRTRAN’S OFFER. If you request any incorporated documents, the information agent will mail them to you by first-class mail, or other equally prompt means, within one business day of receipt of your request.

You should rely only on the information contained or incorporated by reference in this prospectus in making your decision whether to tender your Midwest shares in the offer. Neither AirTran nor Galena has authorized anyone to provide you with information that differs from that contained in this prospectus and offer to exchange. This prospectus and offer to exchange is dated May 18, 2007. You should not assume that the information contained in this prospectus and offer to exchange is accurate as of any date other than that date, and neither the mailing of this prospectus and offer to exchange to Midwest shareholders nor the issuance of shares of AirTran common stock in the offer shall create any implication to the contrary.

LEGAL MATTERS

The validity of the AirTran common stock offered by this prospectus will be passed upon for AirTran by Smith, Gambrell & Russell, LLP, Atlanta, Georgia.

EXPERTS

The consolidated financial statements of AirTran Holdings, Inc. appearing in AirTran Holdings, Inc’s Annual Report (Form 10-K) for the year ended December 31, 2006 (including the schedule appearing therein), and AirTran Holdings, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are, and audited financial statements and AirTran Holdings, Inc. management’s assessments of the effectiveness of internal control over financial reporting to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and management’s assessments (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Midwest AirGroup, Inc. appearing in Midwest AirGroup, Inc’s Annual Report (Form 10-K) for the year ended December 31, 2006, and Midwest AirGroup, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by an, independent registered public accounting firm, as set forth in its reports thereon included therein. Such reports are not incorporated by reference herein because such independent registered public accounting firm has not consented to the inclusion of such reports herein.

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS

OF AIRTRAN

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of AirTran are set forth below. References in this Schedule I to “AirTran” mean AirTran Holdings, Inc. Unless otherwise indicated below, the current business address of each director and officer is c/o AirTran Holdings, Inc., 9955 AirTran Boulevard, Orlando, Florida 32827. Unless otherwise indicated below, the current business telephone of each director and officer is (407) 318-5600. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with AirTran. Except as described in this Schedule I, none of the directors and officers of AirTran listed below has, during the past ten years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All directors and officers listed below are citizens of the United States.

Directors and Executive Officers of AirTran

Name	Title	Present Principal Occupation and Five-Year Employment History
Joseph B. Leonard	Chairman of the Board, Chief Executive Officer and Director	Joseph B. Leonard joined AirTran in January 1999 as its chairman of the board, president and chief executive officer, but relinquished his title of president in January 2001. Mr. Leonard continues to serve as AirTran’s chairman of the board and chief executive officer. From 1993 to 1998, Mr. Leonard served in various executive capacities for AlliedSignal, Inc. and its Aerospace division, last serving as the president and chief executive officer of marketing, sales and service of AlliedSignal Aerospace and senior vice president of AlliedSignal, Inc. during 1998. From 1991 to 1993, Mr. Leonard served as executive vice president of Northwest Airlines. Prior to that, Mr. Leonard served in various executive positions for Eastern Airlines from 1984 to 1990, as assistant vice president, aircraft maintenance for American Airlines from 1982 to 1984 and in various maintenance and quality control positions for Northwest Airlines from 1969 to 1982. Mr. Leonard was elected to AirTran’s board of directors pursuant to the terms of his employment agreement. Mr. Leonard also serves on the board of directors of Walter Industries, Inc. (since 2005) and Mueller Water Products, Inc. (since 2006).

Name	Title	Present Principal Occupation and Five-Year Employment History
Robert L. Fornaro	President, Chief Operating Officer and Director	Robert L. Fornaro joined AirTran in March 1999 as its president of its operating subsidiary and has also served as the president of AirTran since January 2001. Mr. Fornaro was designated as AirTran’s chief operating officer in March 2001 and continues to serve in that capacity. Mr. Fornaro also served as AirTran’s chief financial officer from June 1999 until August 2000. From February 1998 until March 1999, he served as a consultant in the airline industry. From 1992 to February 1998, Mr. Fornaro served as senior vice president-planning for US Airways. Prior to that, he served as senior vice president-marketing planning at Northwest Airlines from 1988 to 1992.

Stanley J. Gadek	Senior Vice President – Finance and Chief Financial Officer	Stanley J. Gadek joined AirTran in July 2000 as its senior vice president-finance and chief financial officer. With more than 25 years in the airline industry, Mr. Gadek served as vice-president and controller of Atlas Air, Inc. which he joined in December 1997. Previously, Mr. Gadek served as vice president and controller for Atlantic Coast Airlines, Inc. from 1994 to 1997. Prior to joining Atlantic Coast, Mr. Gadek served as assistant controller for Continental Airlines. Mr. Gadek began his career in 1977 with a predecessor firm to Ernst & Young LLP.

Stephen J. Kolski	Senior Vice President—Operations of our Operating Subsidiary	Stephen J. Kolski has served as senior vice president-operations of AirTran’s operating subsidiary since he joined the company in March 1999. From 1995 until March 1999, he served as a consultant in the aerospace industry. From 1993 to 1995, he served as a director, president and chief operating officer of ATX, Inc. From 1990 to 1993, Mr. Kolski served as president and chief operating officer of Continental Express. From 1966 to 1990, Mr. Kolski held various management positions with responsibilities over flight operations, aircraft maintenance and collective bargaining negotiations for National Airlines (1966 to 1980), New York Air which he co-founded (1980 to 1987) and Eastern Airlines (1987 to 1990).

Name	Title	Present Principal Occupation and Five-Year Employment History
Richard P. Magurno	Senior Vice President, General Counsel and Secretary	Richard P. Magurno joined AirTran in August 2000 as senior vice president, general counsel and secretary. From 1998 until August 2000, Mr. Magurno operated a private aviation consulting practice. From 1994 until 1998, Mr. Magurno served as senior vice president and general counsel for Trans World Airlines. From 1989 until 1994, he served as a partner in the law firm of Lord, Day & Lord, Barrett Smith in New York. Mr. Magurno spent almost 20 years with Eastern Airlines, beginning in 1970 as a staff attorney, from 1980 to 1984 as vice president-legal and from 1984 to 1988 as senior vice president, general counsel and secretary.

Alfred J. Smith, III	Senior Vice President—Customer Service of AirTran Airways, Inc.	Alfred J. Smith, III joined AirTran in April 2002 as senior vice president-customer service of AirTran Airways, Inc. Prior to joining AirTran, Mr. Smith spent over nine years at Northwest Airlines as vice president of global operations for the cargo division as well as vice president of customer service for the Minneapolis/St. Paul hub. Prior to joining Northwest, Mr. Smith was director of customer service at Midway Airlines, responsible for airport operations, in-flight service and customer relations. Mr. Smith also previously held various management positions at Eastern Airlines.

J. Veronica Biggins	Director	J. Veronica Biggins has served on AirTran’s board of directors since 2001. Ms. Biggins has served as senior partner of Heidrick & Struggles International, an executive search firm, since 1995. Ms. Biggins also serves as a director (since 1997) of Avnet Corporation, a distributor of semiconductors, components and computer products.

Don L. Chapman	Director	Don L. Chapman has served on AirTran’s board of directors since 1994. Mr. Chapman has served as chairman of ChapCo Investments, LLC, an investment company, since March 2005. From March 2000 until January 2001, Mr. Chapman also served as president and chief executive officer of Legacy

Name	Title	Present Principal Occupation and Five-Year Employment History
Capital Investments, an investment advisory company. From March 1999 until April 2000, Mr. Chapman served as president of S&S Tug Manufacturing Company, a ground support equipment manufacturer which acquired that business from Tug Manufacturing Corporation. For more than five years prior to March 1999, Mr. Chapman was Chief Executive Officer and Principal of Tug Manufacturing Corporation. He served as chief executive officer of Opti World, Inc., an optical superstore chain, from 1983 (when he founded that company) until 1995. Mr. Chapman serves as a director of RARE Hospitality International, Inc. (since 1992).

G. Peter D’Aloia	Director	G. Peter D’Aloia has served on AirTran’s board since 2004. Since February of 2000, Mr. D’Aloia has served as senior vice president and chief financial officer of American Standard Companies, a global, diversified manufacturer of air conditioning systems and services, bath and kitchen products and vehicle control systems. Prior to joining American Standard Companies, Mr. D’Aloia served over a twenty-seven year period in various executive capacities at Allied Signal, Inc. and its successor company Honeywell International, Inc., most recently serving as vice president—business development. Among the positions that he held are vice president— taxes, vice president and treasurer, vice president and controller, and vice president and chief financial officer for the engineered materials sector of Allied Signal. Mr. D’Aloia also serves on the board of directors of FMC Corporation (since 2002).

Jere A. Drummond	Director	Jere A. Drummond has served on AirTran’s board of directors since 2002. Mr. Drummond was employed by BellSouth Corporation from 1962 until his retirement in December 2001. From January 2000 until December 2001, he served as vice chairman of BellSouth Corporation. From January 1998 until

Name	Title	Present Principal Occupation and Five-Year Employment History
December 1999, he was president and chief executive officer of the BellSouth Communications Group. Prior to that, Mr. Drummond served as president and chief executive officer of BellSouth Telecommunications, Inc., BellSouth’s local telephone service unit and largest subsidiary. Mr. Drummond also serves on the boards of directors of Borg Warner, an automotive component supplier (since 1996), Centillium Communications (since 2000) and Science Applications International Corporation (since 2003).

John F. Fiedler	Director	John F. Fiedler has served on AirTran’s board of directors since 2003. Mr. Fiedler is the retired chairman of the board of Borg Warner, an automotive component supplier. He also served as chief executive officer of Borg Warner from 1994 until February 2003. Mr. Fiedler served in various capacities with Goodyear Tire & Rubber Company from 1964 until 1994, last serving as its executive vice president and president of its North American Tire division. Mr. Fiedler also serves on the boards of directors of Mohawk Industries, Inc. (since 2002), YRC Worldwide Corp. (since 2003) and Snap-On Inc. (since 2004).

Lewis H. Jordan	Director	Lewis H. Jordan has served on AirTran’s board of directors since 1993. Mr. Jordan is the owner and principal officer of Wingspread Enterprises, an investment and consulting firm which he founded in August 1997 and is involved in other passive investment activities. Mr. Jordan served as AirTran’s president and chief operating officer from June 1993 until November 1997. Until November 1996, Mr. Jordan also served as president and chief operating officer of AirTran’s operating subsidiary. He served as president and chief operating officer and as a director of Continental Airlines from 1991 to 1993 and served as executive vice president of that company from 1986 to 1991. Mr. Jordan also serves on the board of directors of RARE Hospility International, Inc. (since 1998).

Name	Title	Present Principal Occupation and Five-Year Employment History
Alexis P. Michas	Director	Alexis P. Michas has served on AirTran’s board of directors since May 2006. Since 1994, Mr. Michas, has been the Managing Partner of Stonington Partners, Inc., a private investment firm. Prior to joining Stonington Partners, Inc., Mr. Michas was a Partner of Merrill Lynch Capital Partners, Inc., a wholly owned subsidiary of Merrill Lynch & Co., Inc., from 1993 to 1994. Mr. Michas was also a Managing Director of the Investment Banking Division of Merrill Lynch, Pierce, Fenner & Smith Incorporated from 1991 to 1994. Mr. Michas received a Bachelor of Arts degree from Harvard College in 1976, and he received a Master’s in Business Administration from Harvard Business School in 1984. He is a director of the following companies with publicly registered equity securities: BorgWarner, Inc., (since 1993) PerkinElmer, Inc. (since 2001) and Lincoln Educational Services Corporation (since 1999).

William J. Usery, Jr.	Director	William J. Usery, Jr. has served on AirTran’s board of directors since 2000. Mr. Usery has served as president of Bill Usery Associates, Inc., a labor-management consulting firm, since 1978. Previously Mr. Usery has served in many labor-management positions with the federal government, including as secretary of labor under President Ford from 1976 to 1977, as national director of the Federal Mediation and Conciliation Service (FMCS) from 1973 to1976, and as assistant secretary of labor for labor-management relations under President Nixon from 1969 to 1973.

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS

OF GALENA

The name, current principal occupation or employment and material occupations, positions, offices or employment for each director and executive officer of Galena are set forth below. References in this Schedule II to “Galena” mean Galena Acquisition Corp. Unless otherwise indicated below, the current business address of each director and officer is c/o Galena Acquisition Corp., 9955 AirTran Boulevard, Orlando, Florida 32827. Unless otherwise indicated below, the current business telephone of each director and officer is (407) 318-5600. Galena was formed on January 3, 2006. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Galena. Except as described in this Schedule II, none of the directors and officers of Galena listed below has, during the past ten years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All directors and officers listed below are citizens of the United States.

Directors and Executive Officers of Galena

Name	Title	Present Principal Occupation and Five-Year Employment History
Joseph B. Leonard	Chairman of the Board, Chief Executive Officer and Director	See Schedule I

Robert L. Fornaro	President, Chief Operating Officer and Director	See Schedule I

Stanley J. Gadek	Senior Vice President, Chief Financial Officer and Treasurer	See Schedule I

Richard P. Magurno	Senior Vice President, General Counsel and Secretary	See Schedule I

Manually signed facsimile copies of the letter of transmittal will be accepted. The letter of transmittal and certificates for shares of Midwest common stock (and any associated rights certificates) and any other required documents should be sent to the exchange agent at one of the addresses set forth below:

The exchange agent for the offer is:

The Bank of New York

By Mail:	By Overnight Courier:	By Hand:
The Bank of New York	The Bank of New York	The Bank of New York
Midwest Air Group, Inc.	Midwest Air Group, Inc.	Reorganization Services
P.O. Box 859208	161 Bay State Road	101 Barclay Street
Braintree, MA 02185-9208	Braintree, MA 02184	Receive and Deliver Window
Street Level
New York, NY 10286
By Facsimile (for Guarantees of Delivery):
(781) 380-3388
For Facsimile Confirmation Call:
(781) 843-1833 ext. 0

Any questions or requests for assistance may be directed to the information agent or the dealer managers at their respective addresses or telephone numbers set forth below. Additional copies of this prospectus, the letter of transmittal and the notice of guaranteed delivery may be obtained from the information agent at its address and telephone numbers set forth below. Holders of shares of Midwest common stock may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the offer.

The information agent for the offer is:

501 Madison Avenue

20th Floor

New York, NY 10022

Midwest Securityholders Call Toll Free: (877) 456-3422 (from the U.S. and Canada)

or (412) 232-3651 (from outside the U.S. and Canada)

Banks and Brokers Call Collect: (212) 750-5833

The dealer managers for the offer are:

Morgan Stanley	Credit Suisse
1585 Broadway	11 Madison Avenue
New York, New York 10036	New York, New York 10010
Telephone: (212) 761-0626	Toll Free: (866) 354-4128

PART II

Item 20. Indemnification of Directors and Officers.

AirTran’s articles of incorporation provide that directors of AirTran will not be personally liable for monetary damages to AirTran for certain breaches of fiduciary duty as directors to the fullest extent allowable by Nevada law. Under Nevada law, subject to specified exceptions, or unless the articles of incorporation provide for greater individual liability, a director or officer is not individually liable to AirTran or its shareholders or creditors for any act or failure to act in his capacity as a director or officer unless it is proven that (A) his act or failure to act constituted a breach of his fiduciary duties as a director or officer, and (B) his breach of those duties involved intentional misconduct, fraud, or a knowing violation of law. Under current Nevada law, directors and officers would remain liable for: (1) acts or omissions which constitute a breach of fiduciary duties and which involve intentional misconduct, fraud or a knowing violation of law, and (2) approval of certain illegal dividends or redemptions. In appropriate circumstances, equitable remedies or non-monetary relief, such as an injunction, may remain available to a shareholder seeking redress from any such violation.

AirTran also has the obligation, pursuant to Article Nine of AirTran’s bylaws, to indemnify any officer or director of AirTran for all expenses actually and reasonably incurred by them in connection with any legal action brought or threatened against such person for or on account of any action or omission alleged to have been committed because such person was an officer or director, if the person acted in good faith and in a manner which the person believed to be in, or believed was not opposed to, the best interests of AirTran and, with respect to criminal actions, such person had no reasonable cause to believe his conduct was unlawful; provided that such indemnification shall not be made if a final adjudication establishes such person’s acts or omissions involved intentional misconduct, fraud, or a knowing violation of law and was material to the cause of action.

Accordingly, in certain circumstances, under Nevada law and AirTran’s bylaws, an officer or director may be entitled to indemnification for: (1) breaches of fiduciary duties which involve a breach of the duty of loyalty, or (2) breaches of fiduciary duty which objectively may not be in good faith, depending on the officer or director’s subjective belief, and (3) breaches of fiduciary duty which may involve an undisclosed related party transaction.

AirTran maintains officers’ and directors’ liability insurance, which insures against liabilities that officers and directors of AirTran and its subsidiaries may incur in such capacities.

Item 21. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

3.1	Articles of Incorporation of AirTran, as amended (incorporated by reference to AirTran’s Registration Statement on Form S-3 filed with the SEC on August 16, 2005 (File No. 333-127590)).

3.2	Bylaws of AirTran (incorporated by reference to AirTran’s Current Report on Form 8-K filed with the SEC on August 1, 2005 (File No. 1-15991)).

5.1	Opinion of Smith, Gambrell & Russell, LLP, as to the legality of the securities being offered.

8.1	Opinion of Smith, Gambrell & Russell, LLP, as to certain tax matters.

12.1	Statement regarding computation of ratio of earnings to fixed charges.

21.1	List of Subsidiaries of AirTran.

23.1	Consent of Ernst & Young LLP.

23.2	Consents of Smith, Gambrell & Russell LLP (included in its opinions in Exhibit 5.1 and 8.1, respectively).

24.1	Power of Attorney (included on the signature page hereto).

99.1	Form of Letter of Transmittal.

99.2	Form of Guidelines for Certification of Tax Identification Number on Substitute Form W-9.

99.3	Form of Notice of Guaranteed Delivery.

99.4	Form of Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99.5	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99.6	Form of Notice of Offer to Exchange.

(b)	Financial Statement Schedules.

None.

(c)	Reports, Opinions and Appraisals.

None.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on

Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act that are incorporated by reference in the Form F-3.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes as follows: that before any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Amendment No. 3 to its Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Orlando, State of Florida, on May 18, 2007.

AIRTRAN HOLDINGS, INC.

By:	/s/ JOSEPH B. LEONARD
Joseph B. Leonard,
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ JOSEPH B. LEONARD Joseph B. Leonard	Chairman of the Board and Chief Executive Officer	May 18, 2007

/s/ ROBERT L. FORNARO Robert L. Fornaro	President and Chief Operating Officer	May 18, 2007

/s/ STANLEY J. GADEK Stanley J. Gadek	Senior Vice President, Finance, Treasurer and Chief Financial Officer (Principal Accounting and Financial Officer)	May 18, 2007

/s/ J. VERONICA BIGGINS* J. Veronica Biggins	Director	May 18, 2007

/s/ DON L. CHAPMAN* Don L. Chapman	Director	May 18, 2007

/s/ G. PETER D’ALOIA* G. Peter D’Aloia	Director	May 18, 2007

/s/ JERE A. DRUMMOND* Jere A. Drummond	Director	May 18, 2007

/s/ JOHN F. FIEDLER* John F. Fiedler	Director	May 18, 2007

/s/ LEWIS H. JORDAN* Lewis H. Jordan	Director	May 18, 2007

/s/ ALEXIS P. MICHAS* Alexis P. Michas	Director	May 18, 2007

/s/ WILLIAM J. USERY, JR.* William J. Usery, Jr.	Director	May 18, 2007

* Signed by Richard P. Magurno pursuant to power of attorney

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1	Articles of Incorporation of AirTran, as amended. (1)

3.2	Bylaws of AirTran. (2)

5.1	Opinion of Smith, Gambrell & Russell, LLP, as to the legality of the securities being offered. (3)

8.1	Opinion of Smith, Gambrell & Russell, LLP, as to certain tax matters. (3)

12.1	Statement regarding computation of ratio of earnings to fixed charges.

21.1	List of Subsidiaries of the Registrant. (3)

23.1	Consent of Ernst & Young LLP.

23.2	Consents of Smith, Gambrell & Russell LLP (included in its opinions in Exhibit 5.1 and 8.1, respectively). (3)

24.1	Power of Attorney (included on the signature page to the Registration Statement filed on January 11, 2007). (3)

99.1	Form of Letter of Transmittal.

99.2	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

99.3	Form of Notice of Guaranteed Delivery.

99.4	Form of Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99.5	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99.6	Form of Notice of Offer to Exchange.

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form S-3 filed with the SEC on August 16, 2005 (File No. 333-127590).
(2)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the SEC on August 1, 2005 (File No. 1-5991).
(3)	Incorporated by reference to the Registrant’s Registration Statement on Form S-4 filed with the SEC on January 11, 2007.